  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1997
                                                     REGISTRATION NO. 333-23399
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                  KNOLL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    2522                    13-3873847
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
      JURISDICTIONOF       INDUSTRIALCLASSIFICATION     IDENTIFICATION NO.)
     INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)             ---------------
                               1235 WATER STREET
                      EAST GREENVILLE, PENNSYLVANIA 18041
                                (215) 679-7991
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                          PATRICK A. MILBERGER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  KNOLL, INC.
                               1235 WATER STREET
                      EAST GREENVILLE, PENNSYLVANIA 18041
                                (215) 679-7991
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
       MICHAEL A. SCHWARTZ, ESQ.              VALERIE FORD JACOB, ESQ.
       WILLKIE FARR & GALLAGHER            FRIED, FRANK, HARRIS, SHRIVER &
          ONE CITICORP CENTER                         JACOBSON
         153 EAST 53RD STREET                    ONE NEW YORK PLAZA
       NEW YORK, NEW YORK 10022               NEW YORK, NEW YORK 10004
            (212) 821-8000                         (212) 859-8000
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
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                                                       PROPOSED MAXIMUM  PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE     OFFERING PRICE       AGGREGATE         AMOUNT OF
         TO BE REGISTERED              REGISTERED(1)     PER SHARE(2)    OFFERING PRICE(2) REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
 Common Stock, $.01 par value....        9,200,000          $22.00         $202,400,000       $61,334(3)

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(1) Includes shares issuable upon exercise of the Underwriters' over-allotment options.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

(3) Previously paid.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
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                               EXPLANATORY NOTE

  This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with a concurrent offering outside of the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages and the section entitled "Underwriting." Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION

PROSPECTUS      PRELIMINARY PROSPECTUS DATED APRIL 30, 1997
                                8,000,000 SHARES

                                      KNOLL

                                  COMMON STOCK

                                  -----------

  All of the 8,000,000 shares of Common Stock offered hereby are being sold by Knoll, Inc. ("Knoll" or the "Company"). Of the 8,000,000 shares of Common Stock offered hereby, 6,400,000 shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 1,600,000 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $19.00 and $22.00 per share. For a discussion relating to factors to be considered in determining the initial public offering price, see "Underwriting." Investors purchasing shares of Common Stock in the Offerings will incur substantial and immediate dilution of $21.20 per share in pro forma net tangible book value of Common Stock, which exceeds the assumed initial public offering price of $20.50 per share (based on the midpoint of the estimated range of the initial public offering price). See "Risk Factors-- Dilution" and "Dilution."

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "KNL," subject to notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      PRICE TO     UNDERWRITING   PROCEEDS TO
                                       PUBLIC      DISCOUNT(1)     COMPANY(2)
-----------------------------------------------------------------------------
Per Share.......................       $              $              $
-----------------------------------------------------------------------------
Total(3)........................    $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and a certain selling stockholder (the "Selling Stockholder") have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $1,500,000.
(3) The Company has granted the U.S. Underwriters and the International
    Managers options to purchase up to an additional 384,000 shares and 96,000 shares of Common Stock, respectively, and the Selling Stockholder has granted the U.S. Underwriters and the International Managers options to purchase up to an additional 576,000 shares and 144,000 shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount,
    Proceeds to Company and Proceeds to Selling Stockholder will be $   , $   ,
    $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York, on or about       , 1997.

                                  -----------
MERRILL LYNCH & CO.
           CREDIT SUISSE FIRST BOSTON
                      GOLDMAN, SACHS & CO.
                                MORGAN STANLEY & CO.
                                         INCORPORATED
                                  -----------

                  The date of this Prospectus is       , 1997.

                            [PICTURE OF FURNITURE]



                               ----------------

  Knoll(R), The Knoll Group(R), KnollStudio(R), KnollExtra(R), Reff(TM), Bulldog(R), Calibre(R), Equity(R), Parachute(R), Spinneybeck(R), Good Design is Good Business(R), Propeller(TM) and SoHo(TM) are trademarks of the Company.

                               ----------------

  The Company intends to furnish its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

                               ----------------

  Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

Office Systems          The Company does not manufacture or sell computers,
                        computer hardware or telephone equipment.



[PHOTO]                        [PHOTO]                     [PHOTO]



Reff                           Morrison                    Equity






Seating                                                    Storage



[PHOTO]                        [PHOTO]                     [PHOTO]



Sapper                         Bulldog                     Calibre Files






[PHOTO]                        [PHOTO]                     [PHOTO]



Parachute                      SoHo                        Reuter Overhead

Desks & Casegoods              Tables                      Knoll



[PHOTO]                        [PHOTO]                     [PHOTO]




Magnusson Desk                 Propeller Tables with       Interaction
                               SoHo Chairs                 Counterforce Table





KnollStudio



[PHOTO]                        [PHOTO]                     [PHOTO]



Florence Knoll Table Desk      Mies van der                Bertoia Collection
with deArmas Chairs            Rohe Collection





KnollExtra                     Spinneybeck                 KnollTextiles




[PHOTO]                        [PHOTO]                     [PHOTO]




Adjustable Keyboard Support    Machine Age Leathers        Honeycomb
with Surf Ergonomic
Accessories

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, the terms "Knoll" and the "Company" refer to Knoll, Inc. and its subsidiaries and predecessor entities as a combined entity. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Knoll designs, manufactures and distributes office systems and business furniture noted for its high quality, innovative design and sophisticated image. Knoll's products are designed to provide enduring value rooted in timeless aesthetics, functionality, flexibility and reliable performance. For nearly sixty years, Knoll has been widely recognized as a design leader, with products represented in major art museums around the world, including more than 30 Knoll pieces housed in the permanent Design Collection of the Museum of Modern Art in New York. Since 1994 alone, Knoll has won more than 20 design awards for new products and enhancements across all of its product categories.

  Knoll's customers are typically Fortune 1000 companies. The Company's direct sales force of approximately 290 professionals and its network of approximately 200 independent dealers in North America work in close partnership with customers and design professionals to create distinctive work environments using Knoll products. Knoll's products and knowledgeable sales organization have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, who are key influences in the purchasing process for business furnishings. Knoll's strong customer relationships allow the Company to adapt and customize its products to meet evolving customer needs, technology practices and ergonomic standards.

  The Company offers a broad range of office furniture and accessories in five basic categories: (i) office systems (typically modular and moveable workspaces with integrated work surfaces, space dividers and lighting), comprised mainly of the Reff, Morrison and Equity product lines; (ii) seating, including the Sapper, Bulldog, Parachute and SoHo chairs; (iii) storage solutions and filing cabinets, including the Calibre collection; (iv) desks and casegoods, including bookcases and credenzas; and (v) tables. The Company's KnollStudio collection features its signature design classics, including high image side chairs, sofas, desks and tables for both office and home use. The Company also carries its own lines of textiles and leather products and a line of desk, office and computer accessories, which complement its furniture products and are also sold in conjunction with the seating and systems products of other manufacturers. In 1996, the Company had revenues of $651.8 million.

INDUSTRY DYNAMICS

  The Company believes that fundamental shifts in the nature of corporate organizational structures, technology and work processes are driving new opportunities for growth in the office furniture industry, especially in the middle to high-end segments where Knoll believes it has competitive advantages. The need for redesigned space has accelerated as large corporations continue to focus on the benefits of reengineering, restructuring and reorganizing, placing greater emphasis on teamwork, flatter organizational structures and direct communication among employees. In addition, the proliferation of technology throughout the organization has created increasingly complex wire and cable requirements and placed new demands on office furniture. Furthermore, companies, workers and regulatory entities have become more sensitive to ergonomic concerns and the need for designs that increase worker productivity.

  The U.S. office furniture market generated sales of approximately $10.0 billion in 1996. The dollar value of U.S. office furniture industry shipments has increased in each of the past 25 years, with the exception of 1975 and 1991, and according to estimates of The Business and Institutional Furniture Manufacturer's Association ("BIFMA"), has grown at a compound annual rate of approximately 7.2% over the three-year period ended December 31, 1996.

GROWTH STRATEGY

  Knoll focuses on the middle to high-end office furniture market which, as a result of evolving workplace trends and industry dynamics, management expects to grow faster than the industry as a whole. Management believes Knoll is well-positioned to drive further growth in revenues, profitability and market share. Key elements of the Company's growth strategy are as follows:

  . CREATE INNOVATIVE NEW PRODUCTS TO INCREASE SALES AND MARKET SHARE. The
    Company believes its brand identity, superior design and complementary product offerings give it a competitive advantage in launching new products. The Company intends to (i) expand its product line in the $3.4 billion U.S. office systems category, where it is a recognized leader, and (ii) expand the breadth of product offerings in other growing office furniture categories, such as seating, tables, desks and storage solutions, where the Company's market share is relatively low. Leadership in office systems is critical to achieving significant market share in the industry. Office systems are often the first design component that the customer specifies and typically represent the largest part of a customer's furniture purchase.

  . LEVERAGE OFFICE SYSTEMS STRENGTH IN OTHER CATEGORIES. The Company believes it has the opportunity to increase sales and market share in seating, tables, desks and storage solutions. For example, the Company's U.S. market share of seating and tables was 2.1% and 1.8%, respectively, in 1996 while its office systems market share was 11.2% during this same period (excluding sales of KnollStudio, KnollExtra, textiles and leather products). Since these products are often sold in conjunction with the initial specification of an office system, the Company believes that it can increase its market share in these categories by leveraging its market share strength in office systems.

  . EXPAND SCOPE OF SELLING EFFORTS. The Company intends to increase the number of direct selling professionals over the next two years to increase sales by (i) developing new corporate relationships, (ii) further penetrating existing corporate accounts and (iii) expanding its selling efforts into secondary markets. Secondary markets account for approximately $800 million in annual industry sales, but to date have received limited or no coverage by the Company's direct sales force or dealers. Management believes expanded selling efforts will present an opportunity to increase total revenues and market share.

  . EXPAND THE RANGE AND QUANTITY OF PRODUCTS OFFERED THROUGH THE EXISTING
    DEALER NETWORK. The Company intends to leverage its dealers' estimated 1,000-person sales force to capture a larger share of business with medium to smaller-size companies and independent business purchasers. In order to stimulate sales in this segment, the Company has introduced marketing programs such as QuickShip and PrimeTime! which make it easier and more profitable for its dealers to market the Company's products. Additionally, the Company is developing new products designed and targeted for sale through the dealer distribution channel.

  . CONTINUE TO USE SPECIALTY BUSINESSES TO ENHANCE REPUTATION AND DRIVE
    INCREMENTAL GROWTH. The Company intends to expand its KnollStudio line, which includes specially commissioned pieces by major architects and designers. By relaunching KnollStudio classic products and introducing new products, the Company expects to generate significant publicity and goodwill in the design community and the media. Further, Knoll's textile, leather and accessories lines offer the opportunity to achieve incremental growth and attractive margins both when sold as part of Knoll offerings and when sold in conjunction with products of other manufacturers.

  . IMPROVE INFORMATION SYSTEMS TO MAXIMIZE MANUFACTURING EFFICIENCY. The
    Company is implementing integrated, comprehensive management information systems for its operations. Management believes that new information systems will enable it to enhance its order response time and accuracy, improve manufacturing processes, reduce delivery times, improve shipping accuracy and reduce fixed costs.

PLATFORM FOR GROWTH

  The Company has created a platform to execute its growth strategy through the successful completion of its turnaround program. As part of the restructuring efforts initiated by current management in 1994, the Company evaluated all major business activities and significantly reduced operating costs. Since then
(i) virtually every product line has been modified and improved; (ii) the lead time required to bring new and enhanced products to market has decreased significantly; (iii) average lead times between order entry and delivery of products to customers have been reduced from seven weeks to five weeks; and
(iv) on-time shipments have improved to the current 95% level from approximately 91% in 1993. In addition, management refocused and retrained the Company's sales force, instituted product line profitability measures and aligned management incentives with Company growth and profitability.

  As a result of management's restructuring efforts, Knoll experienced strong growth in sales, gross margins and operating margins from 1994 to 1996. Sales increased from $562.9 million in 1994 to $651.8 million in 1996, despite the discontinuance of several product lines. Gross margins were 35.6% on a pro forma basis in 1996 and 27.1% in 1994. The operating margin was 12.0% on a pro forma basis in 1996, which the Company believes is among the highest of its major competitors. The Company's improved financial and operating results allowed it in 1996 to prepay $72.0 million of its senior credit facilities and refinance such facilities on more favorable terms.

COMPETITIVE STRENGTHS

  Knoll's business philosophy is to pursue growth and profitability by maintaining and enhancing the Knoll brand image and reputation for quality and by working closely with its customers. The Company's growth strategy is designed to leverage its competitive strengths, which include:

  TRADITION OF SUPERIOR DESIGN. The Company's greatest business strength lies in the history and depth of its commitment to create furniture of enduring design value which is known for innovative performance. This design heritage has enabled the Company to build over time strong relationships with some of the world's preeminent designers. The Company engages prominent outside architects and designers to create new products and product enhancements. By combining their creative vision with the Company's commitment to developing products which address changing business needs, the Company seeks to launch new offerings which achieve recognition in the marketplace and generate strong demand among corporate customers.

  REPUTATION FOR PRODUCT QUALITY. Knoll's quality serves as an important marketing tool with design professionals and with new and existing customers. Knoll's products are constructed of high quality materials, and Knoll believes its products are differentiated from many of its competitors in workmanship and attention to detail. The Company believes this results in products with superior aesthetics and durability.

  PREMIER BRAND IDENTITY IN OFFICE SYSTEMS, FURNITURE AND SPECIALTY PRODUCTS. Knoll's high-end image is an important factor in its customers' initial selection and purchasing decision and provides credibility and confidence as businesses seek to upgrade and enhance their installed systems and purchase other business furnishings.

  STRONG DIRECT SELLING ORGANIZATION AND DEALER NETWORK. The Company believes that its direct sales force provides a strategic advantage relative to many of its competitors. The direct sales force, in conjunction with the Company's independent dealer network, has close relationships with architects, designers and corporate facility managers, who have a significant influence on product selection on large orders.

  LEAN ORGANIZATION FOCUSED ON COSTS. As a result of the turnaround program, the Company has developed an organization focused on expense control and operating efficiency.

While the Company believes it possesses these competitive strengths, several of the Company's competitors have larger market shares than the Company and have consistently received higher rankings than the Company in certain categories of subjective industry studies. For a description of competitive factors within the U.S. office furniture market and the Company's competitive position, see "Business--Competition."

BACKGROUND

  Knoll, Inc. is a Delaware corporation which is the successor by merger to the business and operations of The Knoll Group, Inc. and related entities, which were acquired in February 1996 (the "Acquisition") from Westinghouse Electric Corporation ("Westinghouse") by a majority-owned subsidiary of Warburg, Pincus Ventures, L.P. ("Warburg"). As part of the Acquisition, Warburg, NationsBanc Investment Corp. ("NationsBanc" and also referred to herein as the "Selling Stockholder") and senior management invested $160 million in the Company's Common Stock, $.01 par value ("Common Stock"), and Series A 12% Participating Convertible Preferred Stock, $1.00 par value ("Series A Preferred Stock"). Knoll International, Inc. ("Knoll International"), which was founded in 1938, and other predecessors of the Company have been engaged in the design and manufacture of office furniture since before the turn of the century. The Company's principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041, and its telephone number is (215) 679-7991.

                                 THE OFFERINGS

  The offering of 6,400,000 shares of the Common Stock in the United States and Canada (the "U.S. Offering") and the offering of 1,600,000 shares of the Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."

 Common Stock offered................ 8,000,000 shares
 Common Stock to be outstanding after
  the Offerings...................... 42,732,227 shares(1)
 Use of Proceeds(2).................. The net proceeds will be used (i) to redeem that portion of the Series A
                                       Preferred Stock not converted into
                                       Common Stock, (ii) to redeem a
                                       portion of the Company's outstanding
                                       subordinated debt and (iii) to the
                                       extent available, to repay revolving
                                       credit indebtedness of the Company
                                       and/or for working capital and
                                       general corporate purposes or
                                       additional debt retirement. See "Use
                                       of Proceeds."
 NYSE Symbol......................... "KNL"

--------

(1) Includes 4,144,030 restricted shares issued under the Company's 1996 Stock Plan, of which 1,224,365 shares have vested and 2,919,665 shares have not yet vested. Excludes 1,820,868 shares of Common Stock reserved for sale or issuance under the Company's stock incentive plans, of which options to purchase 1,318,552 shares have been granted and 502,316 shares remain available for issuance or sale. See "Management--Stock Incentive Plans." Also excludes up to 1,000,000 shares of Common Stock which may be issued pursuant to an employee stock purchase plan to be implemented by the Company after consummation of the Offerings. Assumes the Underwriters' over-allotment options are not exercised. If such over-allotment options are exercised in full, an additional 480,000 shares will be issued and sold by the Company and 720,000 shares will be sold by the Selling Stockholder.

(2) Of the 1,602,998 shares of Series A Preferred Stock outstanding prior to the Offerings, 800,000 shares held by Warburg and the Selling Stockholder will be redeemed for an aggregate redemption price of $80 million in cash and 11,749,361 shares of Common Stock, and the remaining 802,998 shares of Series A Preferred Stock (including those held by Warburg and the Selling Stockholder) will be converted into 15,691,558 shares of Common Stock.

                                  RISK FACTORS

  Purchasers of Common Stock in the Offerings should carefully consider the risks relating to strong competition, achieving and managing growth and the significant leverage of the Company and the other matters set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors." Investors purchasing shares of Common Stock in the Offerings will incur substantial and immediate dilution of $21.20 per share in pro forma net tangible book value of Common Stock, which exceeds the assumed initial public offering price of $20.50 per share (based on the midpoint of the estimated range of the initial public offering price). See "Risk Factors--Dilution" and "Dilution."

                               ------------------

  Except as otherwise indicated herein, the information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment options,
(ii) assumes the redemption or conversion to Common Stock of the Company's outstanding Series A Preferred Stock and (iii) gives effect to an amendment and restatement of the Company's Certificate of Incorporation and a 3.13943:1 stock split of the Common Stock to be effected prior to the effective date of the Offerings. Except as otherwise indicated, the market and Company market share data contained in this Prospectus are based on information from BIFMA, the United States office furniture trade association. The BIFMA data represents shipments of office furniture from the United States (including U.S. exports to customers abroad) and excludes foreign imports to customers in the United States. The Company believes that such data are considered within the industry to be the best available and generally are indicative of the Company's relative market share and competitive position.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following table presents (i) summary historical consolidated financial information of the Company's predecessor (the "Predecessor"), as of the dates and for the periods indicated, (ii) summary historical consolidated financial information of the Company, as of the dates and for the periods indicated,
(iii) summary pro forma consolidated financial information of the Company, for the periods indicated, after giving effect to the events described in the notes below and in the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus and (iv) summary pro forma as adjusted information of the Company, as of the dates and for the periods indicated, after giving effect to the Offerings, the application of the estimated net proceeds therefrom and the events described in the notes below and in the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus. The historical consolidated financial information for each of the two years in the period ended December 31, 1995 has been derived from the Predecessor's financial statements, which have been audited by Price Waterhouse LLP. The historical consolidated financial information for the two month period ended February 29, 1996 and the ten month period ended December 31, 1996 has been derived from the Predecessor's and the Company's financial statements, respectively, which have been audited by Ernst & Young LLP. The historical consolidated financial information for the one month period ended March 31, 1996 and the three month period ended March 31, 1997 has been derived from unaudited financial statements and, in the opinion of management, includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the dates and for the periods indicated. The summary pro forma and pro forma as adjusted information does not purport to represent what the Company's results actually would have been if such events had occurred at the dates indicated, nor does such information purport to project the results of the Company for any future period. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and notes thereto and the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.

                                   PREDECESSOR                          THE COMPANY
                          -------------------------------- --------------------------------------
                                                                                      PRO FORMA
                             YEAR ENDED        TWO MONTHS   TEN MONTHS   PRO FORMA   AS ADJUSTED
                            DECEMBER 31,         ENDED        ENDED      YEAR ENDED   YEAR ENDED
                          ------------------  FEBRUARY 29, DECEMBER 31, DECEMBER 31, DECEMBER 31,
                            1994      1995        1996         1996       1996 (1)   1996 (1)(2)
                          --------  --------  ------------ ------------ ------------ ------------
                                  (IN THOUSANDS)           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total sales.............  $562,869  $620,892    $ 90,232     $561,534     $651,766     $651,766
Cost of sales(3)........   410,104   417,632      59,714      358,841      419,908      419,908
                          --------  --------    --------     --------     --------     --------
Gross profit............   152,765   203,260      30,518      202,693      231,858      231,858
Provision for restruc-
 turing.................    29,180       --          --           --           --           --
Selling, general and
 administrative
 expenses(4)............   167,238   138,527      21,256      131,349      153,388      153,388
Westinghouse long-term
 incentive
 compensation...........       --        --       47,900          --           --           --
Allocated corporate ex-
 penses(3)(4)...........     5,881     9,528         921          --           --           --
                          --------  --------    --------     --------     --------     --------
Operating income
 (loss).................   (49,534)   55,205     (39,559)      71,344       78,470       78,470
Interest expense........     3,225     1,430         340       32,952       40,030       32,730
Other income (expense),
 net....................       699    (1,597)       (296)         447          151          151
                          --------  --------    --------     --------     --------     --------
Income (loss) before
 income taxes and
 extraordinary item.....   (52,060)   52,178     (40,195)      38,839       38,591       45,891
Income tax expense (ben-
 efit)..................     7,713    22,846     (16,107)      16,844       16,848       19,739
                          --------  --------    --------     --------     --------     --------
Income (loss) before
 extraordinary item(5)..  $(59,773) $ 29,332    $(24,088)    $ 21,995     $ 21,743     $ 26,152
                          ========  ========    ========     ========     ========     ========
Pro forma income before
 extraordinary item per
 share of Common
 Stock(5)(6)............                                     $    .63     $    .62     $    .61
Pro forma weighted aver-
 age shares of Common
 Stock outstanding(6)...                                       35,030       35,030       43,030

                                              (continued on following page)

                           PREDECESSOR                         THE COMPANY
                          -------------- -------------------------------------------------------
                                                                                PRO FORMA AS
                                                                 PRO FORMA        ADJUSTED
                            TWO MONTHS   ONE MONTH THREE MONTHS THREE MONTHS    THREE MONTHS
                              ENDED        ENDED      ENDED        ENDED       ENDED MARCH 31,
                           FEBRUARY 29,  MARCH 31,  MARCH 31,    MARCH 31,   -------------------
                               1996        1996        1997       1996 (1)   1996(1)(2) 1997(2)
                          -------------- --------- ------------ ------------ ---------- --------
                          (IN THOUSANDS)          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total sales.............     $ 90,232     $48,080    $177,833     $138,312    $138,312  $177,833
Cost of sales(3)........       59,714      32,543     109,859       93,610      93,610   109,859
                             --------     -------    --------     --------    --------  --------
Gross profit............       30,518      15,537      67,974       44,702      44,702    67,974
Selling, general and
 administrative
 expenses(4)............       21,256      10,999      40,058       33,038      33,038    40,058
Westinghouse long-term
 incentive
 compensation...........       47,900         --          --           --          --        --
Allocated corporate ex-
 penses(3)(4)...........          921         --          --           --          --        --
                             --------     -------    --------     --------    --------  --------
Operating income
 (loss).................      (39,559)      4,538      27,916       11,664      11,664    27,916
Interest expense........          340       3,602       7,742       10,680       8,855     5,952
Other income (expense),
 net....................         (296)        (49)        (74)        (345)       (345)      (74)
                             --------     -------    --------     --------    --------  --------
Income (loss) before
 income taxes and
 extraordinary item.....      (40,195)        887      20,100          639       2,464    21,890
Income tax expense (ben-
 efit)..................      (16,107)        438       8,462          442       1,165     9,171
                             --------     -------    --------     --------    --------  --------
Income (loss) before
 extraordinary item(5)..     $(24,088)    $   449    $ 11,638     $    197    $  1,299  $ 12,719
                             ========     =======    ========     ========    ========  ========
Pro forma income before
 extraordinary item per
 share of Common
 Stock(5)(6)............                  $   .01    $    .33     $    .01    $    .03  $    .30
Pro forma weighted aver-
 age shares of Common
 Stock outstanding(6)...                   35,030      35,030       35,030      43,030    43,030

                            PREDECESSOR                      THE COMPANY
                         ----------------- -----------------------------------------------
                                                            MARCH 31,        PRO FORMA
                           DECEMBER 31,    DECEMBER 31, -----------------   AS ADJUSTED
                           1994     1995       1996       1996     1997   MARCH 31,1997(2)
                         -------- -------- ------------ -------- -------- ----------------
                          (IN THOUSANDS)                   (IN THOUSANDS)
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital......... $ 22,898 $ 82,698   $ 64,754   $100,936 $ 77,716     $ 78,763
Total assets............  705,316  656,710    675,712    694,780  662,034      662,197
Total long-term debt,
 including current
 portion................   12,451    3,538    354,154    426,228  336,034      270,196
Total liabilities.......  247,310  176,259    497,908    533,952  474,660      407,775
Stockholders' equity....  458,006  480,451    177,804    160,828  187,374      254,422

--------
(1) Reflects summary pro forma financial information of the Company derived from the Financial Statements and notes thereto included elsewhere in this Prospectus, adjusted for the completion of the Acquisition and the application of the net proceeds of $160,000 from the sale of capital stock of the Company and borrowings of $260,000 and $165,000 under the Credit Facilities (as defined) and the Notes (as defined), respectively.

(2) Adjusted to reflect the sale of Common Stock offered hereby, the application of the estimated net proceeds therefrom and the redemption of 800,000 shares of Series A Preferred Stock held by Warburg and the Selling Stockholder for an aggregate redemption price of $80 million in cash and 11,749,361 shares of Common Stock, and the conversion of the remaining 802,998 shares of Series A Preferred Stock (including those held by Warburg and the Selling Stockholder) into 15,691,558 shares of Common Stock. See "Use of Proceeds."

(3) Cost of sales has been increased by (i) $801 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma and the pro forma as adjusted three months ended March 31, 1996 to reflect an increase in depreciation resulting from the Acquisition and (ii) $552 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma and the pro forma as adjusted three months ended March 31, 1996 in order to reflect the reclassification of a portion of allocated corporate expenses. The reclassified allocated corporate expenses approximate the replacement cost to the Company for services formerly provided by Westinghouse to the Predecessor, including (i) benefit expense related to

                                    (footnotes continued on following page)
   the adoption of various independent benefit plans comparable to Westinghouse benefit plans and (ii) the cost of services required to replace specific activities formerly provided by Westinghouse to the Predecessor, including audit, tax, general ledger, accounts receivable, human resources, legal, insurance and data communications.

(4) Selling, general and administrative expenses have been increased by (i) $369 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma and the pro forma as adjusted three months ended March 31, 1996 to reflect the reclassification of allocated corporate expenses which approximate the replacement cost to the Company (described above in note 3) and (ii) $414 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma and the pro forma as adjusted three months ended March 31, 1996 to reflect an increase in amortization and depreciation resulting from the Acquisition.

(5) The pro forma and the pro forma as adjusted 1996 income statement data presented for the year ended December 31, 1996 does not include the $5,159 extraordinary loss on early extinguishment of debt, net of taxes. In addition, the pro forma as adjusted income statement data for the year ended December 31, 1996, the three month period ended March 31, 1996 and the three month period ended March 31, 1997 does not include an anticipated extraordinary loss of $5,612 net of taxes associated with the redemption of a portion of the Notes in connection with the Offerings.

(6) All numbers of shares of Common Stock and per share amounts have been adjusted to give retroactive effect to the 3.13943-for-1 stock split that will result from the amendment of the Company's Certificate of Incorporation that will occur prior to the effective date of the Offerings. Because of the significance of the redemption and conversion into Common Stock of the outstanding Series A Preferred Stock upon consummation of the Offerings, historical net income (loss) before extraordinary item per share is not presented herein. Pro forma and pro forma as adjusted net income before extraordinary item per share amounts are based on the weighted average number of shares of Common Stock and Common Stock equivalents (employee stock options) outstanding during the period, after giving effect to the redemption and conversion into Common Stock of the Series A Preferred Stock assuming such redemption and conversion had occurred at the beginning of each period presented. See Note (i) of the Notes to the Unaudited Pro Forma Financial Information.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus, and, in particular, should evaluate the following risks in connection with an investment in the Common Stock.

STRONG COMPETITION

  The office furniture industry is highly competitive, with a significant number of competitors offering similar products. Many of the Company's competitors, especially those in North America, are large and have significantly greater financial, marketing, manufacturing and technical resources than those of the Company. The Company's most significant competitors in its primary markets are Steelcase, Inc. ("Steelcase"), Herman Miller, Inc. ("Herman Miller"), Haworth, Inc. ("Haworth") and HON Industries, Inc. ("HON"). These competitors have a substantial volume of furniture installed at businesses throughout the country, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace, and such competitors could develop alternative product designs which could give them a competitive advantage over the Company. The Company also faces significant price competition from its competitors and may encounter competition from new market entrants. There can be no assurance that the Company will be able to compete successfully in its markets in the future. See "Business-- Competition."

RISKS ASSOCIATED WITH ACHIEVING AND MANAGING GROWTH

  As a result of its growth strategy, the Company will seek to increase its sales and market share by the introduction of innovative new products and products for new category segments where the Company's current market share is relatively low. There can be no assurance that the Company's new products will achieve the same degree of success as that achieved by the Company's products historically or that the Company will be able to replicate its success in the office systems market in markets for other furniture products, such as tables, seating and storage. In addition, the introduction of new products in part requires the Company to align itself with independent architects and designers who are able to design in a timely manner high quality products consistent with the Company's image. Furthermore, the introduction of new products requires the coordination of the design, manufacturing and marketing of such products which may be affected by factors beyond the Company's control. Accordingly, the launch of any particular product may be later than originally anticipated by the Company.

  In addition, part of the Company's growth strategy will also depend on its ability to increase its sales to existing customers with a broader range of products, develop new customers in its existing markets and expand into new secondary markets. Factors beyond the Company's control, including general economic factors and business conditions in such markets or affecting such customers, may affect the Company's ability to achieve such objectives. Furthermore, the ability to effectuate and manage any growth will depend on the Company's ability to hire or develop successful sales personnel and dealers and to continue to develop its management information systems. There is no assurance that the Company will be able to successfully implement its growth strategy.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

  At March 31, 1997, on a pro forma basis taking into account the application of the estimated net proceeds of the Offerings as described in "Use of Proceeds," the Company would have had total consolidated outstanding debt of approximately $270.2 million. Subject to the restrictions contained in the Company's existing bank credit facilities (the "Credit Facilities") and the indenture (the "Indenture") related to the Company's 10 7/8% Senior Subordinated Notes (the "Notes"), the Company and its subsidiaries may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes. The high level of the Company's indebtedness could have important consequences to holders of the Common Stock, given that: (i) a substantial portion of the Company's cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited; and
(iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in its industry or in economic conditions generally. See "Description of Certain Indebtedness."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

  The terms of the Credit Facilities and the Notes impose operating and financial restrictions on the Company. As a result, the ability of the Company to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might further its growth strategy or otherwise be considered beneficial to the Company. A breach of any of these covenants could result in a default under the Credit Facilities or the Indenture. If payments to the lenders under the Credit Facilities or payments to the holders of the Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company. See "Description of Certain Indebtedness."

DEPENDENCE ON KEY PERSONNEL

  The Company's operations are dependent, to a significant extent, on the continued efforts of certain of its executive officers, including Burton B. Staniar, its Chairman, and John H. Lynch, its Vice Chairman, President and Chief Executive Officer, with whom the Company has entered into one-year employment agreements (which expire March 1, 1998, subject to automatic one-year extensions unless either party gives 60 days notice not to renew) containing one-year non-competition provisions. If these officers become unable to continue in their present role, or if the Company is unable to attract and retain other skilled employees, the Company's business could be materially adversely affected. See "Management."

SHORT-TERM DEALERSHIP COMMITMENTS

  The Company relies, to some extent, on a network of independent dealers for the marketing of its products to end-users. The Company's dealers currently operate primarily under one-year non-exclusive agreements. There can be no assurance that its dealers will not choose to end their relationships with the Company, or, if dealers choose to do so, that any replacements in areas covered by such persons will be satisfactory. In addition, consolidation of the office furniture distribution industry has caused and may in the future cause the Company to end relationships with dealers that have been purchased by a consolidator, as the Company continues to have a preference for locally owned entrepreneurial dealers. The loss of certain dealers or the termination of dealer relationships could cause disputes with the Company or difficulties for the Company in marketing and distributing its products.

CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of the Offerings, the Company's existing stockholders, including Warburg and the Company's executive officers, will beneficially own approximately 80% of the outstanding shares of the Company's Common Stock (approximately 77% if the Underwriters' over-allotment options are exercised in full). As a result, existing stockholders will be able to continue to elect the Company's Board of Directors and take other corporate actions requiring stockholder approval, as well as to dictate the direction and policies of the Company. In addition, pursuant to a stockholders agreement, upon consummation of the Offerings the stockholders who are a party thereto (comprising approximately 79% of the outstanding shares of Common Stock of the Company upon completion of the Offerings) have agreed to vote their shares of Common Stock for four directors designated by Warburg if Warburg owns 50% or more of the Company's outstanding shares of Common Stock, three directors if it owns 25% or more, two directors if it owns 15% or more and one director if it owns 5% or more. At the time of the completion of the Offerings, the Board of Directors of the Company will consist of eight members. So long as Warburg has the right to designate four nominees and the Board of Directors is composed of eight or fewer members, Warburg will have the ability to block any corporate action requiring Board approval. In addition, Messrs. Staniar and Lynch have employment agreements which provide that they will be appointed to the Board of Directors during the duration of their employment. There can be no assurance that Warburg and members of management will not decide to sell all or a portion of their respective holdings at a future date. In addition, there can be no assurance that in any transfer of a controlling interest in the Company any other holders of Common Stock will be allowed to participate in any such transaction or will realize any premium with respect to their shares. The foregoing may have the effect of discouraging or preventing certain types of transactions involving an actual or potential change of control. See "Principal and Selling Stockholders" and "Certain Transactions."

RELIANCE ON PATENTS AND OTHER INTELLECTUAL PROPERTY

  The Company owns numerous United States and foreign patents, trademarks and service marks in order to protect certain of its innovations and designs. In addition, the Company possesses a wide array of unpatented proprietary know-how and common law trademarks and service marks. The Company's ability to compete effectively with other companies depends, to a significant extent, on its ability to maintain the proprietary nature of its intellectual property. There can be no assurance as to the degree of protection offered by the claims of the various patents, trademarks and service marks or the likelihood that patents, trademarks or service marks will be issued on pending or contemplated applications. If the Company were unable to maintain the proprietary nature of its intellectual property with respect to its significant current or proposed products, the Company's business could be materially adversely affected. See "Business--Patents and Trademarks."

  There can be no assurance that any patents, trademarks or service marks issued to the Company will not be challenged, invalidated, cancelled, narrowed or circumvented, or that the rights granted thereunder will provide significant proprietary protection or competitive advantages to the Company. There can be no assurance that, if challenged, the Company's patents, trademarks or service marks would be held valid by a court of competent jurisdiction. In addition, the Company's competitors may have filed for patent protection which is not as yet a matter of public knowledge. Moreover, a court could interpret a third party's patents broadly so as to cover some of the Company's products.

  In the past, certain products of the Company have been copied and sold by others. The Company vigorously tries to enforce its intellectual property rights. However, there can be no assurance that the sale of the Company's products copied by others would not materially adversely impact the sale of the Company's products.

RISK OF ENVIRONMENTAL LIABILITIES

  The past and present business operations of the Company and the past and present ownership and operation of manufacturing plants on real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by the Company, some of which may be material. The Company has been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") for remediation costs associated with waste disposal sites previously used by the Company. CERCLA imposes liability without regard to fault or the legality of the disposal. The remediation costs at these CERCLA sites are unknown, but the Company does not expect any liability it may have under CERCLA to be material, based on the information currently known to the Company. In addition, under the stock purchase agreement entered into with Westinghouse in connection with the Acquisition (the "Stock Purchase Agreement"), Westinghouse has agreed to indemnify the Company for certain costs associated with CERCLA liabilities known as of the date of the Acquisition. See "Business-- Environmental Matters."

POTENTIAL LABOR DISRUPTIONS

  Certain of the Company's employees in Grand Rapids, Michigan and in Italy are represented by unions. In addition, the Company has experienced brief work stoppages from time to time at the Company's facilities in Italy as a result of national and local issues. There can be no assurance that the Company will not experience work stoppages or other labor problems in the future or that the Company will be able to successfully negotiate new contracts with such unions.

EXCHANGE RATE FLUCTUATION

  The Company's foreign sales and certain expenses are transacted in foreign currencies. In 1996, approximately 12% of the Company's revenues and 24% of the Company's expenses were denominated in currencies other than U.S. dollars. The production costs, profit margins and competitive position of the Company are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. The Company reviews from time to time its foreign currency exposure and evaluates whether it should enter into hedging transactions. As the Company generally does not hedge its foreign currency exposure and may determine not to do so in the future, it is and in the future may be vulnerable to the effects of currency exchange rate fluctuations.

ECONOMIC FACTORS AFFECTING THE OFFICE FURNITURE INDUSTRY; QUARTERLY
FLUCTUATIONS

  Fluctuations in industry revenues may be driven by a variety of macroeconomic factors, such as white collar employment levels, corporate cash flows, or non-residential commercial construction, as well as industry factors such as corporate reengineering and restructuring, technology demands, ergonomic, health and safety concerns and corporate relocations. There can be no assurance that current or future economic or industry trends will not adversely affect the business of the Company. See "Business--Industry Overview." In addition, in certain years the Company has experienced variability in its sales from quarter to quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL FOR ADVERSE EFFECT ON STOCK PRICE; REGISTRATION RIGHTS

  Sales of a substantial number of shares of Common Stock in the public market or the perception that such sales could occur could adversely affect prevailing market prices for the Common Stock. Upon completion of the Offerings, the Company will have outstanding 39,812,562 shares of Common Stock, excluding 2,919,665 shares of Common Stock which have been granted under the Company's stock incentive plans but have not vested. Of these shares, the 8,000,000 shares of Common Stock to be sold in the Offerings will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any such shares which may be acquired by an "affiliate" of the Company. In connection with the Offerings, existing stockholders (holding an aggregate of 31,812,562 shares of Common Stock upon consummation of the Offerings) have agreed not to dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Underwriters. Upon expiration of the lockup period, 31,010,274 shares will be eligible for sale in the public market subject to compliance with the volume limitations and other restrictions of Rule 144 under the Securities Act. In addition, promptly after the closing of the Offerings, the Company intends to file a registration statement under the Securities Act covering the sale of 6,964,898 shares of Common Stock previously issued as restricted stock (including 2,919,665 shares which have been granted but not yet vested) or reserved for issuance or sale under the stock incentive plans and the Company's employee stock purchase plan. Upon completion of the Offerings, there will be outstanding options to purchase a total of 1,318,552 shares of Common Stock. See "Management--Stock Incentive Plans." The Company has granted all existing stockholders registration rights with respect to all of the shares of Common Stock held by them prior to the Offerings, whether vested or unvested. See "Certain Transactions." The sale of such shares could have an adverse effect on the Company's ability to raise equity capital in the public markets. See "Shares Eligible for Future Sale."

SUBSTANTIAL AND IMMEDIATE DILUTION TO INVESTORS PURCHASING IN THE OFFERINGS

  Investors purchasing shares of Common Stock in the Offerings will incur substantial and immediate dilution of $21.20 per share in the pro forma net tangible book value of the Common Stock which exceeds the assumed initial public offering price of $20.50 per share (based on the midpoint of the estimated range of the initial public offering price). In addition, these investors will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

RESTRICTIONS ON PAYMENT OF DIVIDENDS; ABSENCE OF DIVIDENDS

  The Indenture pursuant to which the Notes were issued and the Credit Facilities restrict, among other things, the ability of the Company to pay dividends. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy" and "Description of Certain Indebtedness."

POTENTIAL ADVERSE EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS ON MARKET PRICE

  The Company's certificate of incorporation authorizes the issuance of preferred stock without stockholder approval and upon such terms as the Board of Directors may determine. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of the outstanding stock of the Company and could adversely affect the prevailing market price of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future. In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder" (generally a 15% stockholder) to effect various business combinations with a corporation for a three-year period. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

  This Prospectus includes forward-looking statements, including statements regarding, among other items, (i) the Company's anticipated growth strategies,
(ii) the Company's intention to introduce new products, (iii) anticipated trends in the Company's businesses, including trends in the market for office furniture and corporate concerns for worker health and safety, (iv) future expenditures for capital projects and (v) the Company's ability to continue to control costs and maintain quality. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors" including, among others, (i) changes in the competitive marketplace, including the introduction of new products or pricing changes by the Company's competitors, and (ii) changes in the trends in the market for office furniture, including changes in the trend of increased white collar employment. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the NYSE, subject to notice of issuance, there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among the Company, the Selling Stockholder and the Underwriters based upon several factors and may not be indicative of future market prices. The price at which the Common Stock will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results and general market and economic conditions, some of which factors are beyond the Company's control. Factors such as quarterly fluctuations in the Company's financial and operating results, announcements by the Company or others and developments affecting the Company, its products, its clients, the markets in which it competes or the industry generally, also could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 8,000,000 shares of Common Stock offered in the Offerings, based upon an assumed initial public offering price of $20.50 per share (the midpoint of the estimated range of the initial public offering price), are estimated to be $152.7 million ($161.9 million if the Underwriters' over-allotment options are exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company will not receive any of the proceeds of any sale of shares by the Selling Stockholder upon exercise of the Underwriters' over-allotment options. The estimated net proceeds of the Offerings will be used (i) to pay $80.0 million in connection with the redemption of 800,000 shares of Series A Preferred Stock held by Warburg and NationsBanc not converted into Common Stock, (ii) to redeem an aggregate principal amount of $57.8 million of the Notes for a total redemption price of $64.6 million, including a redemption premium of $5.7 million and accrued and unpaid interest thereon of $1.1 million (assuming a redemption date of May 15, 1997) and (iii) to the extent available, to repay revolving credit indebtedness of $8.1 million under the Credit Facilities and/or for working capital and general corporate purposes or additional debt retirement.

  The Notes bear interest at a rate of 10 7/8% per annum and will mature on March 15, 2006. Indebtedness under Credit Facilities bears interest at a floating rate based, at the Company's option, upon (i) LIBOR plus 0.875% or
(ii) the prime rate. The revolving portion of the Credit Facilities matures in 2002. The Notes were originally issued, and the Credit Facilities were originally entered into, in order to finance a portion of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                DIVIDEND POLICY

  The Company has not paid a cash dividend on its Common Stock since the Acquisition, and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The current policy of the Company's Board of Directors is to retain earnings to finance the operations and expansion of the Company's business. In addition, the Company's Credit Facilities and Indenture restrict the Company's ability to pay dividends to its stockholders. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                CAPITALIZATION

  The following table sets forth: (i) the long-term debt (including current portion) and the capitalization of the Company as of March 31, 1997 and (ii) the long-term debt and capitalization as adjusted to reflect the redemption and conversion, concurrent with the Offerings, of the outstanding shares of Series A Preferred Stock for an aggregate of $80 million and 27,440,919 shares of Common Stock and the sale by the Company of the 8,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $20.50 per share (the midpoint of the estimated range of the initial public offering price) and application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. See "Selected Financial Information" and the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.

                                                             MARCH 31, 1997
                                                          ---------------------
                                                                     PRO FORMA
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS,
                                                                 EXCEPT
                                                              SHARE DATA)
Long-term debt (including current portion):
  Revolving Credit Facility (1).......................... $ 75,000   $ 66,912
  Term Loan Facilities...................................   95,000     95,000
  Notes..................................................  165,000    107,250
  Other..................................................    1,034      1,034
                                                          --------   --------
    Total long-term debt.................................  336,034    270,196
                                                          --------   --------
Stockholders' equity:
  Series A 12% Participating Convertible Preferred Stock,
   $1.00 par value, 1,920,000 shares authorized;
   1,602,998 shares issued and outstanding actual,
   10,000,000 shares authorized; no shares issued and
   outstanding pro forma as adjusted.....................    1,603        --
  Common Stock, $0.01 par value, 100,000,000 shares au-
   thorized (2);
   7,291,308 shares issued and outstanding actual and
   42,732,227 shares issued and outstanding as adjusted
   (3)...................................................       73        427
  Additional paid-in capital.............................  160,147    234,056
  Unearned stock grant compensation......................   (1,381)    (1,381)
  Retained earnings (4)..................................   28,474     22,862
  Cumulative foreign currency translation adjustment.....   (1,542)    (1,542)
                                                          --------   --------
    Total stockholders' equity...........................  187,374    254,422
                                                          --------   --------
      Total capitalization............................... $523,408   $524,618
                                                          ========   ========

--------

(1) At March 31, 1997 the Company had $55,000 (actual) and $63,088 (pro forma as adjusted) of unused credit availability under the Credit Facilities. See "Use of Proceeds."
(2) Gives effect to an amendment and restatement to the Company's Certificate of Incorporation.

(3) Actual and pro forma as adjusted include 4,144,030 restricted shares which have been issued under the Company's 1996 Stock Plan (including 2,919,665 shares which have been granted but have not yet vested).
(4) The reduction of retained earnings reflects the extraordinary loss, net of related tax benefit, of $5,612 to be recognized on the redemption of Notes with a portion of the net proceeds of the Offerings.

                                   DILUTION

  The pro forma net tangible book deficit of the Company at March 31, 1997 was ($176,959,000) or approximately ($5.09) per share. Pro forma net tangible book deficit per share represents the amount of total assets, excluding intangibles (goodwill, trademarks and deferred financing fees), less total liabilities, divided by the aggregate number of shares of Common Stock outstanding as of March 31, 1997 (on a pro forma basis after giving effect to the redemption and conversion of the outstanding shares of Series A Preferred Stock into an aggregate of $80 million and 27,440,919 shares of Common Stock). Without taking into account any changes in the Company's net tangible book deficit after March 31, 1997, other than to give effect to (i) the receipt of the estimated net proceeds from the sale of the 8,000,000 shares of Common Stock offered hereby, assuming an initial public offering price of $20.50 per share (the midpoint of the estimated range of the initial public offering price) and the deduction of the underwriting discount and estimated offering expenses to be paid by the Company, and (ii) the deduction of non-recurring and extraordinary expenses to be incurred upon the completion of the Offerings, the pro forma net tangible book deficit of the Company at March 31, 1997 would have been ($29,911,000), or ($0.70) per share. This represents an immediate increase in net tangible book value of $4.39 per share of Common Stock to existing stockholders and an immediate dilution of approximately $21.20 per share to new investors purchasing shares in the Offerings. The following table illustrates the per share dilution:

Assumed initial public offering price per share.................         $20.50
  Pro forma net tangible book deficit per share before the Of-
   ferings...................................................... $(5.09)
  Increase per share attributable to new investors..............   4.39
                                                                 ------
Pro forma net tangible book deficit per share after the Offer-
 ings...........................................................           (.70)
                                                                         ------
Dilution per share to new investors.............................         $21.20
                                                                         ======

--------

(1) If the Underwriters' over allotment options are exercised in full, dilution to new investors will be $20.98 per share.

  The following table sets forth, on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by the new investors purchasing shares of Common Stock from the Company in the Offerings (before deducting underwriting discount and estimated offering expenses). Total contribution from existing stockholders reflect the $160.4 million paid for the Series A Preferred Stock and Common Stock purchased, less $80 million paid in connection with the redemption of the Series A Preferred Stock.

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ------------------ -------------------- PRICE PER
                                 NUMBER   PERCENT    AMOUNT    PERCENT   SHARE
                               ---------- ------- ------------ ------- ---------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Existing stockholders......... 34,732,227   81.3% $ 80,541,000   32.9%  $ 2.32
New investors.................  8,000,000   18.7   164,000,000   67.1    20.50
                               ----------  -----  ------------  -----
  Total....................... 42,732,227  100.0% $244,541,000  100.0%  $ 5.72
                               ==========  =====  ============  =====

  The foregoing tables assume no exercise of the Underwriters' over-allotment options. There were 1,318,552 options outstanding at March 31, 1997. Between December 31, 1996 and March 7, 1997, the Company granted options to purchase an aggregate of 1,318,552 shares of Common Stock at a weighted average exercise price of $15.93 per share. See "Management--Stock Incentive Plans." To the extent that outstanding options are exercised in the future, there will be further dilution to new investors.

                        SELECTED FINANCIAL INFORMATION

  The following table presents (i) selected historical consolidated financial information of the Predecessor, as of the dates and for the periods indicated,
(ii) selected historical consolidated financial information of the Company, as of the dates and for the periods indicated, (iii) summary pro forma consolidated financial information of the Company, for the periods indicated, after giving effect to the events described in the notes below and in the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus and (iv) summary pro forma as adjusted information of the Company, as of the dates and for the periods indicated, after giving effect to the Offerings, the application of the estimated net proceeds therefrom and the events described in the notes below and in the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus. The historical consolidated financial information for each of the three years in the period ended December 31, 1995 has been derived from the Predecessor's financial statements, which have been audited by Price Waterhouse LLP. The historical consolidated financial information for the two month period ended February 29, 1996 and the ten month period ended December 31, 1996 has been derived from the Predecessor's and the Company's financial statements, respectively, which have been audited by Ernst & Young LLP. The historical consolidated financial information for the year ended December 31, 1992, for the one month period ended March 31, 1996 and the three month period ended March 31, 1997 has been derived from unaudited financial statements and, in the opinion of management, includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the dates and for the periods indicated. The summary pro forma and pro forma as adjusted information does not purport to represent what the Company's results actually would have been if such events had occurred at the dates indicated, nor does such information purport to project the results of the Company for any future period. The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and notes thereto and the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.

                                                    PREDECESSOR                                      THE COMPANY
                                ------------------------------------------------------- --------------------------------------
                                                                                                                   PRO FORMA
                                                                            TWO MONTHS   TEN MONTHS   PRO FORMA   AS ADJUSTED
                                       YEAR ENDED DECEMBER 31,                ENDED        ENDED      YEAR ENDED   YEAR ENDED
                                -----------------------------------------  FEBRUARY 29, DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                  1992       1993       1994       1995        1996         1996       1996(1)     1996(1)(2)
                                ---------  ---------  ---------  --------  ------------ ------------ ------------ ------------
                                                  (IN THOUSANDS)                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total sales...............      $ 576,621  $ 508,383  $ 562,869  $620,892   $  90,232     $561,534    $ 651,766     $651,766
Cost of sales(3)..........        417,213    376,875    410,104   417,632      59,714      358,841      419,908      419,908
                                ---------  ---------  ---------  --------   ---------     --------    ---------     --------
Gross profit..............        159,408    131,508    152,765   203,260      30,518      202,693      231,858      231,858
Provision for
 restructuring............         26,000      6,165     29,180       --          --           --           --           --
Selling, general and
 administrative expenses(4)..     165,913    163,015    167,238   138,527      21,256      131,349      153,388      153,388
Westinghouse long-term
 incentive compensation...            --         --         --        --       47,900          --           --           --
Allocated corporate
 expenses(3)(4)...........          5,036      4,899      5,881     9,528         921          --           --           --
                                ---------  ---------  ---------  --------   ---------     --------    ---------     --------
Operating income (loss)...        (37,541)   (42,571)   (49,534)   55,205     (39,559)      71,344       78,470       78,470
Interest expense..........          3,866      3,301      3,225     1,430         340       32,952       40,030       32,730
Other income (expense),
 net......................           (929)     2,082        699    (1,597)       (296)         447          151          151
                                ---------  ---------  ---------  --------   ---------     --------    ---------     --------
Income (loss) before
 income taxes, cumulative
 effect of changes in
 accounting principles and
 extraordinary item.......        (42,336)   (43,790)   (52,060)   52,178     (40,195)      38,839       38,591       45,891
Income tax expense (benefit)..     (4,795)    (3,571)     7,713    22,846     (16,107)      16,844       16,848       19,739
                                ---------  ---------  ---------  --------   ---------     --------    ---------     --------
Income (loss) before
 cumulative effect of
 changes in accounting
 principles and
 extraordinary item.......        (37,541)   (40,219)   (59,773)   29,332     (24,088)      21,995       21,743       26,152
Cumulative effect of
 changes in accounting
 principles...............         11,202      1,118        --        --          --           --           --           --
                                ---------  ---------  ---------  --------   ---------     --------    ---------     --------
Income (loss) before
 extraordinary item.......        (48,743)   (41,337)   (59,773)   29,332     (24,088)      21,995       21,743       26,152
Extraordinary loss on
 early extinguishment of
 debt,
 net of taxes.............            --         --         --        --          --         5,159          --           --
                                ---------  ---------  ---------  --------   ---------     --------    ---------     --------
Net income (loss)(5)......      $ (48,743) $ (41,337) $ (59,773) $ 29,332   $ (24,088)    $ 16,836    $  21,743     $ 26,152
                                =========  =========  =========  ========   =========     ========    =========     ========
Pro forma income before
 extraordinary item per
 share of Common
 Stock(5)(6)..............                                                                $    .63    $     .62     $    .61
Pro forma net income per
 share of Common
 Stock(5)(6)..............                                                                $    .48    $     .62     $    .61
Pro forma weighted average
 shares of
 Common Stock outstanding(6)..                                                              35,030       35,030       43,030

                                                  (continued on following page)

                          PREDECESSOR                          THE COMPANY
                         -------------- -----------------------------------------------------------
                                                                PRO FORMA   PRO FORMA AS ADJUSTED
                           TWO MONTHS   ONE MONTH THREE MONTHS THREE MONTHS  THREE MONTHS ENDED
                             ENDED        ENDED      ENDED        ENDED           MARCH 31,
                          FEBRUARY 29,  MARCH 31,  MARCH 31,    MARCH 31,   -----------------------
                              1996        1996        1997       1996(1)    1996(1)(2)    1997(2)
                         -------------- --------- ------------ ------------ ------------ ----------
                         (IN THOUSANDS)           (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total sales.............    $90,232      $48,080    $177,833     $138,312    $  138,312  $  177,833
Cost of sales(3)........     59,714       32,543     109,859       93,610        93,610     109,859
                            -------      -------    --------     --------    ----------  ----------
Gross profit............     30,518       15,537      67,974       44,702        44,702      67,974
Selling, general and
 administrative
 expenses(4)............     21,256       10,999      40,058       33,038        33,038      40,058
Westinghouse long-term
 incentive
 compensation...........     47,900          --          --           --            --          --
Allocated corporate
 expenses(3)(4).........        921          --          --           --            --          --
                            -------      -------    --------     --------    ----------  ----------
Operating income
 (loss).................    (39,559)       4,538      27,916       11,664        11,664      27,916
Interest expense........        340        3,602       7,742       10,680         8,855       5,952
Other income (expense),
 net....................       (296)         (49)        (74)        (345)         (345)        (74)
                            -------      -------    --------     --------    ----------  ----------
Income (loss) before
 income taxes and
 extraordinary item.....    (40,195)         887      20,100          639         2,464      21,890
Income tax expense
 (benefit)..............    (16,107)         438       8,462          442         1,165       9,171
                            -------      -------    --------     --------    ----------  ----------
Income (loss) before
 extraordinary item.....    (24,088)     $   449    $ 11,638     $    197    $    1,299  $   12,719
                            =======      =======    ========     ========    ==========  ==========
Pro forma income before
 extraordinary item per
 share of Common
 Stock(5)(6)............                 $   .01    $    .33     $    .01    $      .03  $      .30
Pro forma weighted
 average shares of
 Common Stock
 outstanding(6).........                  35,030      35,030       35,030        43,030      43,030

                                     PREDECESSOR                            THE COMPANY
                         ----------------------------------- ------------------------------------------
                                                                                             PRO FORMA
                                    DECEMBER 31,                              MARCH 31,     AS ADJUSTED
                         ----------------------------------- DECEMBER 31, -----------------  MARCH 31,
                           1992     1993     1994     1995       1996       1996     1997     1997(2)
                         -------- -------- -------- -------- ------------ -------- -------- -----------
BALANCE SHEET DATA (AT             (IN THOUSANDS)                          (IN THOUSANDS)
 PERIOD END):
Working capital......... $ 67,063 $ 41,933 $ 22,898 $ 82,698   $ 64,754   $100,936 $ 77,716  $ 78,763
Total assets............  726,469  691,043  705,316  656,710    675,712    694,780  662,034   662,197
Total long-term debt,
 including current por-
 tion...................   20,106   15,204   12,451    3,538    354,154    426,228  336,034   270,196
Total liabilities.......  186,347  205,104  247,310  176,259    497,908    533,952  474,660   407,775
Stockholders' equity....  540,122  485,939  458,006  480,451    177,804    160,828  187,374   254,422

--------
(1) Reflects summary pro forma financial information of the Company derived from the Financial Statements and notes thereto included elsewhere in this Prospectus, adjusted for the completion of the Acquisition and the application of the net proceeds of $160,000 from the sale of capital stock of the Company and borrowings of $260,000 and $165,000 under the Credit Facilities and the Notes, respectively.

(2) Adjusted to reflect the sale of Common Stock offered hereby, the application of the estimated net proceeds therefrom and the redemption of 800,000 shares of Series A Preferred Stock held by Warburg and the Selling Stockholder for an aggregate redemption price of $80 million in cash and 11,749,361 shares of Common Stock, and the conversion of the remaining 802,998 shares of Series A Preferred Stock (including those held by Warburg and the Selling Stockholder) into 15,691,558 shares of Common Stock. See "Use of Proceeds."

(3) Cost of sales has been increased by (i) $801 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma as adjusted three months ended March 31, 1996 to reflect an increase in depreciation resulting from the Acquisition and (ii) $552 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma and pro forma as adjusted three months ended March 31, 1996 in order to reflect the reclassification of a portion of allocated corporate expenses. The reclassified allocated corporate expenses approximate the replacement cost to the Company for services formerly provided by Westinghouse to the Predecessor, including
   (i) benefit expense related to the adoption of various independent benefit plans comparable to Westinghouse benefit plans and (ii) the cost of services required to replace specific activities formerly provided by Westinghouse to the Predecessor, including audit, tax, general ledger, accounts receivable, human resources, legal, insurance and data communications.

(4) Selling, general and administrative expenses have been increased by (i) $369 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma and pro forma as adjusted three months ended March 31, 1996 to reflect the reclassification of allocated corporate expenses which approximate the replacement cost to the Company (described above in note 3) and (ii) $414 for the pro forma and the pro forma as adjusted year ended December 31, 1996 and the pro forma and the pro forma as adjusted three months ended March 31, 1996 to reflect an increase in amortization and depreciation resulting from the Acquisition.

(5) The pro forma and the pro forma as adjusted 1996 income statement data presented for the year ended December 31, 1996 does not include the $5,159 extraordinary loss on early extinguishment of debt, net of taxes. In addition, the pro forma as adjusted income statement data for the year ended December 31, 1996, the three month period ended March 31, 1996, and the three month period ended March 31, 1997 does not include an anticipated extraordinary loss of $5,612 net of taxes associated with the redemption of a portion of the Notes in connection with the Offerings.

(6) All numbers of shares of Common Stock and per share amounts have been adjusted to give retroactive effect to the 3.13943-for-1 stock split that will result from the amendment of the Company's Certificate of Incorporation that will occur prior to the effective date of the Offerings. Because of the significance of the redemption and conversion into Common Stock of the outstanding Series A Preferred Stock upon consummation of the Offerings, historical net income (loss) per share is not presented herein. Pro forma and pro forma as adjusted net income per share amounts are based on the weighted average number of shares of Common Stock and Common Stock equivalents (employee stock options) outstanding during the period, after giving effect to the redemption and conversion into Common Stock of the Series A Preferred Stock assuming such redemption and conversion had occurred at the beginning of each period presented. See Note (i) of the Notes to the Unaudited Pro Forma Financial Information.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
                                  OPERATIONS

  The following discussion of the Company's historical and pro forma results of operations and of its liquidity and capital resources should be read in conjunction with the Selected Financial Information of the Company, the Financial Statements of the Company and notes thereto and the Unaudited Financial Information and notes thereto included elsewhere in this Prospectus.

  Prior to the Acquisition, the Predecessor's results of domestic operations were included in the consolidated U.S. federal income tax return of Westinghouse and the results of the Canadian and European operations were reported separately in their respective taxing jurisdictions. For the purposes of the Prospectus, the income tax expense and other tax-related items included in the financial statements is presented as if the Predecessor had been a stand-alone taxpayer.

BACKGROUND

  Westinghouse created The Knoll Group, Inc. by acquiring The Shaw-Walker Company, Reff Inc. and Knoll International in 1989 and 1990 and combining them with Westinghouse Furniture Systems, a division of Westinghouse. By joining these four separate companies under the Knoll name, Westinghouse created a business with a full line of office furnishings, a reputation for high quality and superior design, and an internationally-recognized brand name.

  For various reasons, the combined entities did not perform well. The Company continued to be run as four separate entities, with essentially separate operations with independent factories and administrative support personnel. In addition, the Company believes that former management's steps to rationalize the Company's U.S. dealer network and consolidate its sales forces may have impaired Knoll's distribution and sales capabilities. A decline in revenues in the U.S. office furniture industry in 1991, followed in 1992 by Westinghouse's announcement of its intention to sell Knoll, exacerbated the difficult operating environment within Knoll. As a result, under previous management from 1991 to 1993, sales and net income deteriorated. In December 1993, Westinghouse appointed Burton B. Staniar, then Chairman and Chief Executive Officer of Westinghouse Broadcasting, as Knoll's Chairman and Chief Executive Officer, and ended its efforts to sell Knoll. Mr. Staniar promptly recruited John H. Lynch as Vice Chairman, and in 1994 they initiated a major turnaround and restructuring program which led to significantly improved financial performance. Management's turnaround efforts had a dramatic impact on the Company's competitive position and financial performance and positioned the Company for growth.

OVERVIEW

  Operating performance improved from 1994 to 1996, primarily due to the turnaround program and the restructuring efforts undertaken by the Company. Sales increased from $562.9 million in 1994 to $651.8 million in 1996. Gross margins increased from 27.1% in 1994 to 32.7% in 1995 and, on a pro forma basis, from 31.5% in 1995 to 35.6% in 1996. Operating income improved by $104.7 million from a loss of $49.5 million in 1994 to a profit of $55.2 million in 1995; pro forma operating income improved by $29.5 million from $49.0 million in 1995 to $78.5 million in 1996. Operating margins increased from (8.8)% in 1994 to 8.9% in 1995 and, on a pro forma basis, from 7.9% in 1995 to 12.0% in 1996. The most significant cost reductions, which improved operating performance, were in 1995, when the Company eliminated approximately $25.0 million in variable operating costs and approximately $45.0 million in fixed operating costs and general expenses. The Company's improved financial and operating results allowed it in 1996 to prepay $72.0 million under its Credit Facilities and refinance such facilities on more favorable terms. Periods prior to the Acquisition are not comparable to periods after the Acquisition on a non-pro forma basis.

  Since 1994, virtually every product line has been modified and improved, and the lead time required to bring new and enhanced products to the market has been decreased significantly through the use of computer-aided design techniques and other process improvements; average lead times between order entry and delivery of products to customers have been reduced from seven weeks to five weeks; and on-time shipments, a measure of customer service, improved to the current 95% level from approximately 91% in 1993. Management renewed sales growth by refocusing and retraining the Company's sales force, and instituted product line profitability measures and management incentive programs. Finally, management accelerated the development of new and enhanced products and restructured the European business.

  The Company believes that its recent sales growth exceeded industry growth as a whole. According to BIFMA, U.S. furniture industry shipments have increased at a compound annual growth rate of 4.3% over the ten-year period ended December 31, 1996. In addition, BIFMA estimates that the U.S. office furniture industry will grow approximately 5% in 1997. The Company's sales increased 10.7% in 1994 and 10.3% in 1995. Sales increases of 5.0% in 1996 were negatively affected by management initiatives undertaken in the turnaround to increase the profitability of the Company's sales, including (i) the discontinuation of several products that were sold to customers in 1995 and (ii) an intentional decrease in heavily discounted, lower profit sales to selected customers. During this transitional period, orders for new products increased at a faster rate than sales, with 1996 orders of $686.8 million, up $87.3 million, or 14.6%, over 1995 orders of $599.5 million.

  The Company intends to pursue growth by introducing new products in the office systems category, where the Company is already a recognized leader, and in other product categories where the Company's market share could be increased by leveraging the Company's design expertise and brand awareness. The Company estimates that its share of the 1996 U.S. office furniture market was 11.2% for office systems, 2.1% for seating, 2.1% for storage, 1.2% for desks and casegoods and 1.8% for tables. Such percentages do not include sales of KnollStudio, KnollExtra, textiles and leather products. The following table describes the estimated 1996 U.S. office furniture market sales by category.

                                                          U.S. MARKET  % OF U.S.
       PRODUCT CATEGORY                                      SIZE       MARKET
       ----------------                                  ------------- ---------
                                                         (IN BILLIONS)
       Office systems...................................     $3.4        34.1%
       Seating..........................................      2.6        25.4
       Storage..........................................      1.4        14.1
       Desks and casegoods..............................      1.6        16.4
       Tables...........................................      0.7         6.6

  In addition, the Company had 1996 sales of approximately $79.5 million in Canada and Europe. European sales are primarily in the United Kingdom, Germany, France, Belgium and Italy.

RESULTS OF OPERATIONS

COMPARISON OF FIRST QUARTER ENDED MARCH 31, 1997 TO PRO FORMA FIRST QUARTER ENDED MARCH 31, 1996

  Total Sales. Sales for the first quarter of 1997 were $177.8 million, an increase of $39.5 million, or 28.6%, from first quarter 1996 sales of $138.3 million. The sales growth principally resulted from increased volume across all North American product categories, offset by a slight reduction in European volume. A significant portion of the growth in sales volume was attributable to sales of office systems, which grew $32.6 million, or 32.2%. Additionally, first quarter sales growth benefitted from favorable industry dynamics which the Company believes were, in part, the result of strong white collar employment growth in the United States in the second half of 1996.

  Gross profit. Gross profit was $68.0 million for the first quarter of 1997, increasing $23.3 million, or 52.1%, from gross profit of $44.7 million for the first quarter of 1996. Gross profit as a percentage of sales increased to 38.2% for the first quarter of 1997 from 32.3% for the first quarter of 1996. These increases were principally due to the higher sales volume and better pricing in North America, continued worldwide factory operating cost improvements, the benefit of lower operating costs in Europe resulting from consolidation and centralization of functions implemented in 1996 and other fixed cost reductions.

  Selling, general and administrative expenses. Selling, general and administrative expenses were $40.1 million for the first quarter of 1997, an increase of $7.1 million from $33.0 for the first quarter of 1996. The increase was primarily due to increased sales incentive compensation and employee benefits related to higher sales volumes in North America and expenses related to new product and technology initiatives, partially offset by the centralization of administrative functions in Europe. As a percentage of sales, the Company's selling, general and administrative expenses decreased to 22.6% for the first quarter of 1997 from 23.9% for the same period in 1996.

  Operating income. Operating income increased to $27.9 million for the first quarter of 1997 from $11.7 million for the first quarter of 1996. As a percentage of sales, operating income increased to 15.7% for the first quarter of 1997 from 8.5% in the first quarter of 1996. As noted above, this improvement was driven by higher sales volume, better pricing, factory cost improvements and efficiencies gained from consolidation and centralization of administrative functions.

  Interest expense. Interest expense decreased $2.9 million for the first quarter of 1997 to $7.7 million from $10.7 million for the first quarter of 1996. The decrease was primarily attributable to the refinancing of the Company's previously existing credit agreement in December 1996 and the prepayment of $72.0 million of indebtedness under such credit agreement during the ten month period ended December 31, 1996.

  Income tax expense. Income tax expense for the first quarter of 1997 was 42.1% of pre-tax income as compared to 69.2% for the first quarter of 1996. The decrease in the effective tax rate was primarily attributable to pre-tax losses incurred in Europe in the first quarter of 1996 for which no benefit was recorded.

COMPARISON OF PRO FORMA YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

  Total sales. Total sales were $651.8 million for the year ended December 31, 1996, an increase of $30.9 million, or 5.0%, from $620.9 million for the year ended December 31, 1995. The sales growth resulted from price increases (an average of 2.4% over 1995) and increased volume across all North American product categories, and was partially offset by the elimination of certain lower profit product lines and contracts during 1995. Sales of office systems grew $27.8 million, or 6.0%, while sales of the Company's specialty products (KnollStudio, KnollExtra, KnollTextiles and Spinneybeck) and seating grew $10.4 million, or 10.8%, and $3.1 million, or 5.7%, respectively. This growth is attributable to product enhancements in all categories as well as continued growth from new product introductions. The 1996 sales increase of continued product was $41.3 million, or 6.8%, as 1995 sales included lower profit discontinued product sales of $10.4 million.

  Gross profit. Gross profit was $231.9 million for the year ended December 31, 1996, an increase of $28.6 million, or 14.1%, from gross profit of $203.3 million for the year ended December 31, 1995. Gross profit as a percentage of sales increased to 35.6% for the year ended December 31, 1996 from 32.7% for the previous year. As noted in the Overview, the actual gross margin generated by the Predecessor for the year ended December 31, 1995 is not comparable to the pro forma gross margin generated by the Company for the year ended December 31, 1996. Several factors affect the comparability of these amounts. Approximately $3.1 million of costs included in 1996 pro forma cost of sales were included in allocated corporate expenses in the 1995 historical income statement. These costs were related to the adoption of various independent employee benefit plans comparable to Westinghouse benefit plans. In addition, $4.2 million of depreciation expense related directly to the Acquisition is included in 1996 pro forma cost of sales. These increased depreciation costs were not incurred during 1995. However, the above noted factors affecting comparability were more than offset by improvements in operating results experienced by the Company. These increases were principally due to the higher sales volume in North America, better pricing, discontinuance of unprofitable products, continued factory operating cost improvements, consolidation of European operations and other fixed cost reductions.

  Selling, general and administrative expenses. Selling, general and administrative expenses were $153.4 million for the year ended December 31, 1996, up $14.9 million, or 10.8%, from the year ended December 31, 1995. As noted in the Overview, actual selling, general and administrative expenses incurred by the Predecessor for the year ended December 31, 1995 is not comparable to the pro forma selling, general and administrative expenses incurred by the Company for the year ended December 31, 1996. Several factors affect the comparability of these amounts. Approximately $2.5 million of costs were incurred in 1996 to replace employee benefit plans and other services (audit, tax, general ledger, accounts receivable, human resources and legal) that were provided by Westinghouse prior to the Acquisition. These costs were included in allocated corporate expenses in the 1995 historical income statement. In addition, increased depreciation and amortization costs totalling $1.6 million resulting from the Acquisition are included in 1996 pro forma selling, general and administrative expenses. These increased depreciation and amortization costs were not incurred during 1995. In addition to the above noted factors affecting comparability, selling, general and administrative expenses increased by $10.8 million primarily due to increased sales incentive compensation and employee benefits related to higher sales volumes in North America, and expenses related to new product and technology initiatives, partially offset by savings resulting from showroom consolidations in Germany, Italy and Belgium along with the centralization of administrative functions in Europe. As a percentage of sales, the Company's selling, general and administrative expenses were 23.6% for the year ended December 31, 1996 and 22.3% for the year ended December 31, 1995.

  Allocated corporate expenses. Allocated corporate expenses of $9.5 million in 1995 include (i) Westinghouse overhead charges for Westinghouse executive management and corporate legal, environmental, audit, tax, treasury and other related services and (ii) incentive compensation payable to Knoll executives under Westinghouse long-term incentive plans. These allocated corporate expenses, with the exception of incentive compensation, were payable by Westinghouse and allocated to Knoll primarily based on sales. The 1996 pro forma results do not include a $47.9 million charge to operations for the 1996 payment of awards to certain key executives of the Company pursuant to a long-term incentive plan established by Westinghouse. The plan provided for payment of awards at the end of a five-year period based on the achievement of certain performance goals set by Westinghouse's board of directors. As a result of the consummation of the Acquisition, the payment of awards was accelerated pursuant to the terms of the plan. The Company has not implemented an incentive plan similar to the Westinghouse plan and does not expect such compensation to be payable in future periods.

  Operating income. Operating income increased to $78.5 million for the year ended December 31, 1996 from $55.2 million for the year ended December 31, 1995. As a percentage of sales, operating income increased to 12.0% for the year ended December 31, 1996 from 8.9% for the same period in 1995. As noted above, these improvements were driven by higher sales volume, better pricing, discontinuance of lower profit product lines, factory cost improvements and efficiencies gained from consolidation and centralization of administrative functions.

  Interest expense. Interest expense increased $38.6 million to $40.0 million for the year ended December 31, 1996. This increase is attributable to the debt incurred by the Company in connection with the Acquisition. This debt consisted of $165 million of the Company's Notes and $260 million of borrowings under the Credit Facilities.

  Income tax expense. Income tax expense for the years ended December 31, 1996 and 1995 was 43.8% of pre-tax income.

  Extraordinary item. For the year ended December 31, 1996, there was an extraordinary charge of $5.2 million net of a tax benefit of $3.3 million relating to the write-off of unamortized financing costs following the refinancing of the Company's previous credit agreement.

 COMPARISON OF PRO FORMA YEAR ENDED DECEMBER 31, 1996 TO PRO FORMA YEAR ENDED DECEMBER 31, 1995

  Because the Company was formed as a result of the Acquisition on February 29, 1996, the following discussion refers to the pro forma results of operations as shown in Note 3 to the Consolidated Financial Statements.

  Total sales. Total sales were $651.8 million for the year ended December 31, 1996, an increase of $30.9 million, or 5.0%, from $620.9 million for the year ended December 31, 1995. The sales growth resulted from price increases (an average of 2.4% over 1995) and increased volume across all North American product categories, and was partially offset by the elimination of certain lower profit product lines and contracts during 1995. Sales of office systems grew $27.8 million, or 6.0%, while sales of the Company's specialty products (KnollStudio, KnollExtra, KnollTextiles and Spinneybeck) and seating grew $10.4 million, or 10.8%, and $3.1 million, or 5.7%, respectively. This growth is attributable to product enhancements in all categories as well as continued growth from new product introductions. The 1996 sales increase of continued product was $41.3 million, or 6.8%, as 1995 sales included lower profit discontinued product sales of $10.4 million.

  Gross profit. Gross profit was $231.9 million for the year ended December 31, 1996, an increase of $36.3 million, or 18.6%, from gross profit of $195.6 million for the year ended December 31, 1995. Gross profit as a percentage of sales increased to 35.6% for the year ended December 31, 1996 from 31.5% for the previous year. These increases were principally due to the higher sales volume in North America, better pricing, discontinuance of unprofitable products, continued factory operating cost improvements, consolidation of European operations and other fixed cost reductions.

  Selling, general and administrative expenses. Selling, general and administrative expenses were $153.4 million for the year ended December 31, 1996, up $10.8 million, or 7.6%, from the year ended December 31, 1995. The increase was primarily due to increased sales incentive compensation and employee benefits related to higher sales volumes in North America, and expenses related to new product and technology initiatives, partially offset by savings resulting from showroom consolidations in Germany, Italy and Belgium along with the centralization of administrative functions in Europe. As a percentage of sales, the Company's selling, general and administrative expenses were 23.6% for the year ended December 31, 1996 and 23.0% for the year ended December 31, 1995.

  Allocated corporate expenses. Allocated corporate expenses of $4.0 million in 1995 represents incentive compensation payable to Knoll executives under Westinghouse long-term incentive plans.

  Operating income. Operating income increased to $78.5 million for the year ended December 31, 1996 from $49.0 million for the year ended December 31, 1995. As a percentage of sales, operating income increased to 12.0% for the year ended December 31, 1996 from 7.9% for the same period in 1995. As noted above, these improvements were driven by higher sales volume, better pricing, discontinuance of lower profit product lines, factory cost improvements and efficiencies gained from consolidation and centralization of administrative functions.

 COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

  Total sales. Total sales were $620.9 million for the year ended December 31, 1995, an increase of $58.0 million, or 10.3%, from $562.9 million for the year ended December 31, 1994. Sales growth resulted from price increases (an average increase of 1.6% over 1994) and increased volume across all major North American product categories (an average increase of 8.7% over 1994). Sales of office systems grew $50.7 million, or 15.1%, as sales of the Equity, Morrison and Reff product lines increased due to product enhancements and sales incentives at both the dealer and sales division level. Sales from the Company's specialty products (KnollStudio, KnollExtra, Spinneybeck and KnollTextiles) and seating products grew $4.9 million and $2.4 million, respectively, a combined increase of 6.3% over 1994, due in part to continued growth from new product introductions such as the Propeller table and the Parachute and SoHo chairs.

  Gross profit. Gross profit was $203.3 million for the year ended December 31, 1995, an increase of $50.5 million, or 33.0%, from $152.8 million for the year ended December 31, 1994. This increase was principally due to the higher sales volume, better pricing, discontinuance of lower profit product lines, factory operating cost improvements, and cost reductions realized from closing the Company's Legnano, Italy factory and consolidating its Muskegon, Michigan operations. As a result, gross profit as a percentage of sales increased to 32.7% for the year ended December 31, 1995 from 27.1% for the year ended December 31, 1994.

  Restructuring provision. The Company's restructuring provision of $29.2 million for the year ended December 31, 1994 includes costs associated with the factory closing and consolidation referred to above, lease cancellations, product discontinuations and employee separation costs associated with initiatives implemented by management in the turnaround program that commenced in early 1994.

  Selling, general and administrative expenses. Selling, general and administrative expenses were $138.5 million for the year ended December 31, 1995, representing a decrease of $28.7 million, or 17.2%, from $167.2 million for the year ended December 31, 1994. This decrease is primarily attributable to the cost reductions and improved operating efficiencies derived from consolidating and centralizing human resources, finance, purchasing and logistics, order entry and customer service, and management information systems operations at one facility, as well as from reducing marketing and selling expenses associated with showroom and sales office consolidations and eliminations. As a percentage of sales, selling, general and administrative expenses improved to 22.3% for the year ended December 31, 1995 from 29.7% for the year ended December 31, 1994.

  Allocated corporate expenses. Allocated corporate expenses, which include Westinghouse overhead charges for Westinghouse executive management and corporate legal, environmental, audit, tax, treasury, and other related services, were $9.5 million for the year ended December 31, 1995, an increase of $3.6 million, or 61.0%, from $5.9 million for the year ended December 31, 1994. Allocated corporate expenses for 1995 include approximately $4.0 million of long-term incentive compensation payable to Knoll executives. These allocated corporate expenses, which are payable by Westinghouse and "pushed down" to Knoll from Westinghouse, are allocated primarily based on sales, with the exception of the incentive compensation, and are not necessarily indicative of actual or future costs.

  Operating income (loss). Operating income increased to $55.2 million for the year ended December 31, 1995, representing an increase of $104.7 million, as compared to a loss of $49.5 million for the year ended December 31, 1994. As a percentage of total sales, operating income (loss) increased to 8.9% for the year ended December 31, 1995 from (8.8)% for the same period in 1994. This improvement was driven by higher sales volume, better pricing, cost reductions and improved operating efficiencies, decreased depreciation and amortization expense and the restructuring provision charged in 1994 as described above.

  Interest expense. Interest expense decreased to $1.4 million for the year ended December 31, 1995, a decrease of $1.8 million, or 56.3%, as compared to $3.2 million for the year ended December 31, 1994. This decrease was due primarily to the reduction of debt in the Company's European subsidiaries.

  Other income (expense). The Company incurred other expenses of $1.6 million for the year ended December 31, 1995, primarily due to the one-time write-off of certain tooling that was purchased but not used, as compared to $0.7 million in other income for the year ended December 31, 1994.

  Income tax expense. Income tax expense of $22.8 million was recorded for the Company as a stand-alone entity for the year ended December 31, 1995, an increase of $15.1 million from $7.7 million for the year ended December 31, 1994. The deferred income tax liability increased from $3.3 million at December 31, 1994 to $11.3 million at December 31, 1995. This increase resulted in deferred income tax expense of $8.0 million for the year ended December 31, 1995, an increase of $2.2 million from $5.8 million for the year ended December 31, 1994. The increase in the deferred income tax liability is due primarily to the reversal of temporary differences arising from restructuring charges recorded in 1994 partially offset by temporary differences arising from certain charges recorded in 1995. The effective tax rate increased to 43.8% in 1995 from an effective rate of 14.8% in 1994, reflecting the impact of positive income from operations.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's free cash flow has historically been used to fund capital expenditures, working capital requirements and debt service. Following the Acquisition, interest expense associated with borrowings under the Credit Facilities and the issuance of the Notes, as well as scheduled principal payments of term loans under the Credit Facilities, significantly increased interest expense and cash requirements compared to previous years. Following completion of the Offerings, outstanding indebtedness will be reduced, which will partly reduce the Company's interest expense. If the net proceeds from the Offerings are less than the amount necessary to redeem the shares of Series A Preferred Stock from Warburg and NationsBanc and redeem a portion of the Notes, the

Company will use cash on hand or the proceeds from borrowings under the Credit Facilities. See "Use of Proceeds."

  The Credit Facilities provide for a $100 million term loan and a $130 million revolving credit facility. The term loan is subject to quarterly amortization of principal which commenced on March 31, 1997, in an aggregate amount of $15 million in 1997, $15 million in 1998, $15 million in 1999, $15 million in 2000, $20 million in 2001 and $20 million in 2002. Loans made pursuant to the revolving credit facility may be borrowed, repaid and reborrowed from time to time until December 17, 2002. Indebtedness under the Credit Facilities bears interest at a floating rate based, at the Company's option, upon (i) LIBOR plus 0.875% or (ii) the prime rate. These rates are subject to change based on the Company's ratio of funded debt to EBITDA. The Credit Facilities contain restrictive covenants, financial covenants and events of default. See "Description of Certain Indebtedness--Description of Credit Facilities."

  In addition to the Credit Facilities, in connection with the Acquisition the Company also issued $165 million aggregate principal amount of 10 7/8% Senior Subordinated Notes due 2006. The Notes are subordinated to all existing and future senior indebtedness of the Company, including all indebtedness under the Credit Facilities. The Indenture governing the terms of the Notes imposes certain restrictions on the Company and its subsidiaries, including restrictions on its ability to incur indebtedness, pay dividends, make investments, grant liens and engage in certain other activities. The Notes may be required to be purchased by the Company upon a change of control (as defined) and in certain circumstances with the proceeds of asset sales. The Notes are redeemable at the option of the Company at any time after March 15, 2001, initially at 105.438% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after March 15, 2004. At any time on or before March 15, 1999 the Company may redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price of 110% of their principal amount with the net proceeds of a public equity offering by the Company. The Company intends to redeem $57.8 million aggregate principal amount of the Notes with the net proceeds of the Offerings. See "Description of Certain Indebtedness--Description of the Notes."

  The Company's foreign subsidiaries from time to time maintain local credit facilities to provide credit for overdraft, working capital and other purposes. The Credit Facilities restrict such indebtedness to $10.0 million at any one time. As of March 31, 1997, the Company's total credit available under such facilities was approximately $8.7 million, of which none had been utilized. The Company believes that it is currently in compliance with all terms of its indebtedness and that it has been in such compliance since the Acquisition.

  Cash provided by (used in) operating activities totaled $23.9 million for the three months ended March 31, 1997, $89.5 million for the ten months ended December 31, 1996, $(54.0) million for the two months ended February 29, 1996, $51.9 million in 1995 and $(3.8) million in 1994. Cash provided by operations resulted primarily from net earnings, depreciation and amortization, as well as increases in accounts payable and other current liabilities and decreases in inventory.

  Cash used in investing activities totaled $2.8 million for the three months ended March 31, 1997 and was primarily comprised of capital expenditures. Cash flow used in investing activities totaled $594.8 million for the ten months ended December 31, 1996 and was comprised primarily of the acquisition of the Company from Westinghouse ($579.8 million) and capital expenditures by the Company. Cash used in investing activities totaled $2.3 million for the two months ended February 29, 1996, $19.0 million in 1995 and $19.8 million in 1994 and primarily was comprised of capital expenditures by the Company. The Company's capital expenditures totaled $15.3 million for the ten months ended December 31, 1996, $2.3 million for the two months ended February 29, 1996, $19.3 million in 1995 and $20.2 million in 1994. Capital expenditures have primarily been for new manufacturing equipment and information systems. The Company expects to increase its capital expenditures over the next few years as part of its growth strategy and efforts to provide superior service and products to its customers. The Company estimates that capital expenditures will be approximately $30 million in 1997. The Credit Facilities restrict the Company's capital expenditures to $36 million annually (plus up to $10 million carried forward from a previous year).

  Cash provided by (used in) financing activities totaled $(18.0) million for the three months ended March 31, 1997, $511.8 million for the ten months ended December 31, 1996, $57.0 million for the two months ended February 29, 1996 and $(36.8) million and $28.3 million for the years ended December 31, 1995 and 1994, respectively. The $18.0 million used by the Company for the three months ended March 31, 1997 includes $14.3 million for the prepayment of indebtedness under the Credit Facilities. The $511.8 million provided by the Company in its financing activities during the ten months ended December 31, 1996 included $425.0 million for the issuance of debt and $160.0 million for the issuance of stock in connection with the acquisition of the Company from Westinghouse, partially offset by $72.0 million used by the Company for the prepayment of indebtedness under the Credit Facilities.

  The Company has recorded approximately $1.5 million of unearned stock grant compensation on its balance sheet. Such amount will be expensed over the vesting period of the related stock awards, which is generally five years.

  The Company uses interest rate collar agreements in order to manage its exposure to fluctuations in interest rates on its floating rate debt. At March 31, 1997, the Company had four outstanding interest rate collar agreements with a total notional principal amount of $150 million and maximum and minimum rates ranging from 7.5% to 7.99% and 5.00% to 5.5%, respectively. These agreements mature over the next two years. Aggregate maturities of the total notional principal amount are $35 million in 1998 and $115 million in 1999.

  The past and present business operations of the Company and the past and present ownership and operation of manufacturing plants on real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations. As a result, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by the Company, some of which may be material. The Company has been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites previously used by the Company. The remediation costs at these CERCLA sites are unknown, but the Company does not expect any liability it may have under CERCLA to be material, based on the information presently known to the Company. Under the Stock Purchase Agreement, Westinghouse has agreed to indemnify the Company for certain costs associated with CERCLA liabilities known as of the date of the Acquisition. See "Business--Environmental Matters."

  The Company continues to have significant liquidity requirements. In addition to working capital needs and capital expenditures, the Company has cash requirements for debt service. The Company believes that existing cash balances and cash flow from operating activities, together with borrowings available under the Credit Facilities, will be sufficient to fund working capital needs, capital spending requirements and debt service requirements of the Company for at least the next 12 months.

INFLATION

  There was no significant impact on Knoll's operations as a result of inflation during the three years ended December 31, 1996 or the three months ended March 31, 1997.

BACKLOG

  As of March 31, 1997, the Company's backlog of unfilled orders was $110.7 million. At March 31, 1996, the backlog totaled $84.1 million. The Company expects to fill all outstanding unfilled orders within the next twelve months. The Company manufactures substantially all of its products to order and its average manufacturing lead time is approximately five weeks. As a result, backlog is not a significant factor used to predict the Company's long term business prospects.

FOREIGN OPERATIONS

  The Company's foreign sales and certain expenses are transacted in foreign currencies. In 1996, approximately 12% of the Company's revenues and 24% of the Company's expenses were denominated in currencies other than U.S. dollars. The principal foreign currencies in which the Company conducts business are the Canadian dollar and the Italian lira. The production costs, profit margins and competitive position of the Company are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. The Company reviews from time to time its foreign currency exposure and evaluates whether it should enter into hedging transactions. The Company generally does not hedge its foreign currency exposure and may determine not to do so in the future. Exchange rate fluctuations did not have a material effect on the financial results of the Company in 1996.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited summary pro forma and historical information on a quarterly basis for the Company.

                                        PRO             HISTORICAL
                                       FORMA    ----------------------------
                                       FIRST     SECOND     THIRD    FOURTH
                                      QUARTER   QUARTER    QUARTER  QUARTER
                                     ---------  --------  --------- --------
                                              (DOLLARS IN THOUSANDS)
1996
 Net sales.......................... $ 138,312  $166,520  $ 167,184 $179,750
 Gross profit.......................    44,702    58,574     61,046   67,536
 Income before extraordinary item...       197     7,527      7,685    6,334
                                                   PRO FORMA
                                     ---------------------------------------
                                       FIRST     SECOND     THIRD    FOURTH
                                      QUARTER   QUARTER    QUARTER  QUARTER
                                     ---------  --------  --------- --------
                                              (DOLLARS IN THOUSANDS)
1995
 Net sales..........................  $147,410  $159,352   $155,055 $159,075
 Gross profit.......................    39,299    48,920     53,473   53,873
 Net income (loss)..................    (4,883)     (484)     5,559    3,544

  The pro forma 1996 information presented above does not include the extraordinary loss on the early extinguishment of debt amounting to $8,542 pre-tax, $5,159 after-tax, recognized during the fourth quarter.

  In certain years, the Company has experienced variability in its sales from quarter to quarter.

                                   BUSINESS

GENERAL

  Knoll designs, manufactures and distributes office systems and business furniture noted for its high quality, innovative design and sophisticated image. Knoll's products are designed to provide enduring value rooted in timeless aesthetics, functionality, flexibility and reliable performance. For nearly sixty years, Knoll has been widely recognized as a design leader, with products represented in major art museums around the world, including more than 30 Knoll pieces housed in the permanent Design Collection of the Museum of Modern Art in New York. Knoll's heritage of design excellence has enabled the Company to win hundreds of awards, with special recognition across all of its product categories, including office systems, seating, desks and credenzas, tables, files and storage, technology accessories and textiles. Since 1994 alone, Knoll has won more than 20 design awards for new products and enhancements across all of its product categories.

  Knoll's customers are typically Fortune 1000 companies. The Company's direct sales force of approximately 290 professionals and its network of approximately 200 independent dealers in North America work in close partnership with customers and design professionals to create distinctive work environments using Knoll products. Knoll's products and knowledgeable sales organization have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, who are key influences in the purchasing process for business furnishings. Knoll's strong customer relationships allow the Company to adapt and customize its products to meet evolving customer needs, technology practices and ergonomic standards.

  The Company offers a broad range of office furniture and accessories in five basic categories: (i) office systems (typically modular and moveable workspaces with integrated work surfaces, space dividers and lighting), comprised mainly of the Reff, Morrison and Equity product lines; (ii) seating, including the Sapper, Bulldog, Parachute and SoHo chairs; (iii) storage solutions and filing cabinets, including the Calibre collection; (iv) desks and casegoods, including bookcases and credenzas; and (v) tables. The Company's KnollStudio collection features its signature design classics, including high image side chairs, sofas, desks and tables for both office and home use. The Company also carries its own lines of textiles and leather products and a line of desk, office and computer accessories, which complement its furniture products and are also sold in conjunction with the seating and systems products of other manufacturers. In 1996, the Company had revenues of $651.8 million. The combination of its strong product offerings, experienced dealer network and a sales force which management believes to be one of the most effective in the industry has enabled the Company to capture an increasing share of the U.S. business furniture market over the last three years.

INDUSTRY DYNAMICS

  The Company believes that fundamental shifts in the nature of corporate organizational structures, technology and work processes are driving new opportunities for growth in the office furniture industry, especially in the middle to high-end segments where Knoll believes it has competitive advantages. Companies increasingly use workplace design and furniture purchase decisions as catalysts for organizational and cultural change. Several significant factors that influence this change are as follows:

  . Continued corporate reengineering, restructuring and reorganizing. In today's ever changing workplace, customers are more often experimenting with workplace design with a goal of increasing worker productivity and reducing facility costs. As large corporations have continued to focus on the benefits of reengineering, restructuring and reorganizing, the nature of the corporate work environment has changed. An emphasis on teams, flatter organizational structures, and more direct communication among employees at varying levels, have accelerated the need for redesigned space. Office furniture systems that are simple, flexible and easy to install are popular with large businesses that are reengineering, restructuring and reorganizing their operations and offer significant advantages over traditional drywall offices. The Company has experienced increased demand for systems able to accommodate new work arrangements such as team workspaces and workspaces shared by several employees who are frequently out of the office, an arrangement known as "hoteling."

  . Corporate relocations. As companies redesign existing or relocate to new facilities to take advantage of more sophisticated building services or to reduce real estate costs, they often take the opportunity to install furniture that is better adapted to their technological, ergonomic, organizational and facility needs.

  . New office technology and the resulting necessity for improved wire and data management. Technology proliferation in the workplace has placed, and the Company believes will continue to place, new demands on furniture performance. Increasingly, office furniture must have the capability to support the use of multiple monitors, video conferencing, local area network and wide area network communications, fiber optics and portable technologies. As businesses become more dependent upon these technological systems, facility managers demand furniture that can easily accommodate increasingly complex wire and cable requirements. In response, the Company recently redesigned each of its office systems lines in accordance with anticipated Electronic Industry Association/ Telecommunications Industry Association (EIA/TIA) guidelines.

  . Heightened sensitivity to concerns about ergonomic standards. Concerns about ergonomics, health and safety in the office have intensified in recent years, and, in 1996, California became the first state to adopt legislation relating to ergonomics in the workplace. Such legislation should have a direct effect on the demand for ergonomically designed office furniture products. As a result, the Company believes that corporations will increasingly seek furniture like that offered by the Company to enhance employee comfort and productivity through ergonomic design.

  In addition, other factors such as white collar employment levels, corporate cash flow and non-residential construction reflect certain macroeconomic conditions which management believes influence industry growth.

  The U.S. office furniture market generated sales of approximately $10.0 billion in 1996. The dollar value of U.S. office furniture industry shipments has increased in each of the past 25 years, with the exception of 1975 and 1991 and, according to BIFMA estimates, has grown at a compound annual rate of approximately 7.2% over the three-year period ended December 31, 1996.

  The U.S. office furniture market consists of five major product categories: office systems, seating, storage, desks and casegoods, and tables. The following table indicates the percentage of sales that each product category contributed to the estimated U.S. office furniture industry in 1996.

                                                              U.S.     % OF U.S.
      PRODUCT CATEGORY                                     MARKET SIZE  MARKET
      ----------------                                     ----------- ---------
                                                               (IN
                                                            BILLIONS)
      Office systems......................................    $3.4       34.1%
      Seating.............................................     2.6       25.4
      Storage.............................................     1.4       14.1
      Desks and casegoods.................................     1.6       16.4
      Tables..............................................     0.7        6.6

  Office systems consist of movable panels, work surfaces and storage units, electrical distribution, lighting, organizing tools and freestanding components. These modular systems are popular with customers who require flexible space configurations, or where many people share open floor space as is common in modern office buildings. Both seating, ranging from executive desk chairs to task chairs and side chairs, and storage products, such as overhead shelving, file cabinets and desk pedestals (file cabinets that serve to support desks), are sold to users of office systems and also are sold separately to non-systems users. Desks and tables range from classic writing desks in private offices to conference and meeting room tables which can accommodate sophisticated technological demands.

GROWTH STRATEGY

  Knoll focuses on the middle to high-end office furniture market which, as a result of evolving workplace trends and industry dynamics, management expects to grow faster than the industry as a whole. Management believes Knoll is well-positioned to drive further growth in revenues, profitability and market share. Key elements of the Company's growth strategy are as follows:

  . CREATE INNOVATIVE NEW PRODUCTS TO INCREASE SALES AND MARKET SHARE. The Company believes its brand identity, superior design and complementary product offerings give it a competitive advantage in launching new products. The Company intends to (i) expand its offerings in the $3.4 billion U.S. office systems category, where it is a recognized leader, and (ii) expand the breadth of product offerings in other growing office furniture categories, such as seating, tables, desks and storage solutions, where the Company's market share is relatively low. For example, the Company is developing new office systems products and line extensions that address new price points and category segments, such as the "teamwork" segment, where the Company's current product offerings may be limited and management believes demand for quality products is underserved. Leadership in office systems is critical to achieving significant market share in the industry. Office systems are often the first design component that the customer specifies and typically represent the largest part of a customer's furniture purchase. Utilizing extensive market research and direct customer feedback, the Company has developed new products in other categories such as tables and seating, including the Propeller table line and the Parachute chair line, which expand the breadth of the Company's offerings in these growing categories.

  . LEVERAGE OFFICE SYSTEMS STRENGTH IN OTHER CATEGORIES. The Company believes it has the opportunity to increase sales and market share in seating, tables, desks and storage solutions. For example, the Company's U.S. market share of seating and tables was 2.1% and 1.8%, respectively, in 1996 while its office systems market share was 11.2% during this same period (excluding sales of KnollStudio, KnollExtra, textiles and leather products). Since these products are often sold in conjunction with the initial specification of an office system, the Company believes that it can increase its market share in these categories by leveraging its market share strength in office systems.

  . EXPAND SCOPE OF SELLING EFFORTS. The Company intends to increase the number of direct selling professionals over the next two years to increase office furniture sales by (i) developing new corporate relationships, (ii) further penetrating existing corporate accounts and
     (iii) expanding its selling efforts into secondary markets. Secondary markets account for approximately $800 million in annual industry sales, but to date have received limited or no coverage by the Company's direct sales force or dealers. Management believes expanded selling efforts will present an opportunity to increase total revenues and market share.

  . EXPAND THE RANGE AND QUANTITY OF PRODUCTS OFFERED THROUGH THE EXISTING DEALER NETWORK. The Company intends to leverage its dealers' estimated 1,000-person sales force to capture a larger share of the business with medium to smaller-size companies and independent business purchasers. In order to stimulate sales in this segment, the Company has introduced marketing programs such as QuickShip and PrimeTime! which make it easier and more profitable for its dealers to market the Company's products. Additionally, the Company is developing new products designed and targeted for sale through the dealer distribution channel.

  . CONTINUE TO USE SPECIALTY BUSINESSES TO ENHANCE REPUTATION AND DRIVE INCREMENTAL GROWTH. The Company intends to expand its KnollStudio line, which includes specially commissioned pieces by major architects and designers. By relaunching KnollStudio classic products and introducing new products, the Company expects to generate significant publicity and goodwill in the design community and the media. Further, Knoll's textile, leather and accessories lines offer the opportunity to achieve incremental growth and attractive margins both when sold as part of Knoll offerings and when sold in conjunction with products of other manufacturers.

  . IMPROVE INFORMATION SYSTEMS TO MAXIMIZE MANUFACTURING EFFICIENCY. The Company is implementing integrated, comprehensive management information systems for its operations. Management believes that new information systems will enable it to enhance its order response time and accuracy, improve manufacturing processes, reduce delivery times, improve shipping accuracy and reduce fixed costs.

COMPETITIVE STRENGTHS

  Knoll's business philosophy is to pursue growth and profitability by maintaining and enhancing the Knoll brand image and reputation for quality and by working closely with its customers. The Company's growth strategy is designed to leverage its competitive strengths, which include:

  TRADITION OF SUPERIOR DESIGN. The Company's greatest business strength lies in the history and depth of its commitment to create furniture of enduring design value which is known for innovative performance. This design heritage has enabled the Company to build over time strong relationships with some of the world's preeminent designers. The Company's collection of classic and current designs includes works by such internationally recognized architects and designers as Ludwig Mies van der Rohe, Marcel Breuer, Eero Saarinen, Harry Bertoia, Massimo Vignelli and Frank Gehry. Today, the Company continues to engage prominent outside architects and designers to create new products and product enhancements. By combining their creative vision with the Company's commitment to developing products which address changing business needs, the Company seeks to launch new offerings which achieve recognition in the marketplace and generate strong demand among corporate customers.

  REPUTATION FOR PRODUCT QUALITY. Knoll's quality serves as an important marketing tool with design professionals and with new and existing customers. The Company believes its manufacturing employees take pride in the Company's heritage and the quality of their execution of the Company's designs. Knoll's products are constructed of high quality materials, and Knoll believes its products are differentiated from many of its competitors in workmanship and attention to detail. The Company believes this results in products with superior aesthetics and durability.

  PREMIER BRAND IDENTITY IN OFFICE SYSTEMS, FURNITURE AND SPECIALTY
  PRODUCTS. Knoll's high-end image is an important factor in its customers' initial selection and purchasing decision and provides credibility and confidence as businesses seek to upgrade and enhance their installed systems and purchase other business furnishings. The Company believes its brand identity reflects its strong brand heritage, its commitment to quality, its strong links with the architect and design community and the customized design solutions it offers its corporate clients. The Company believes that this has made it a leader in the middle and high-end office systems market, in the premium office furniture market and in its specialty businesses, including textiles, leathers and accessories.

  STRONG DIRECT SELLING ORGANIZATION AND DEALER NETWORK. The Company believes that its direct sales force provides a strategic advantage relative to many of its competitors. The direct sales force, in conjunction with the Company's independent dealer network, has close relationships with architects, designers and corporate facility managers, who have a significant influence on product selection on large orders. The Company's tradition of working closely with companies to design spaces that elevate the appearance and productivity of the workplace dates back to the Company's co-founder, Florence Knoll, and her work with major American corporations in the 1950's.

  LEAN ORGANIZATION FOCUSED ON COSTS. In 1994, Knoll's new management instituted a series of initiatives designed to increase profitability. Certain lower margin lines and products were discontinued, administrative functions were centralized and manufacturing processes were significantly rationalized and reorganized. Management also implemented an incentive program under which the sales force and managers receive significant performance bonuses if sales and profitability goals are achieved. As a result of the turnaround program, the Company has developed an organization focused on expense control and operating efficiency.

While the Company believes it possesses these competitive strengths, several of the Company's competitors have larger market shares than the Company and have consistently received higher rankings than the Company in certain categories of subjective industry studies. For a description of competitive factors within the U.S. office furniture market and the Company's competitive position, see "--Competition."

PREVIOUSLY IMPLEMENTED TURNAROUND PROGRAM

  Westinghouse created The Knoll Group, Inc. by acquiring The Shaw-Walker Company, Reff Inc. and Knoll International in 1989 and 1990 and combining them with Westinghouse Furniture Systems, a division of Westinghouse. For various reasons, the combined entities did not perform well. The Company continued to be run as four separate entities, with essentially separate operations with independent factories and administrative support personnel. In addition, the Company believes that former management's steps to rationalize the Company's U.S. dealer network and consolidate its sales forces may have impaired Knoll's distribution and sales capabilities. A decline in revenues in the U.S. office furniture industry in 1991, followed in 1992 by Westinghouse's announcement of its intention to sell Knoll, exacerbated the difficult operating environment within the Company. As a result, under previous management from 1991 to 1993, sales and net income deteriorated. In December 1993, Westinghouse appointed Burton B. Staniar, then Chairman and Chief Executive Officer of Westinghouse Broadcasting, as Knoll's Chairman and Chief Executive Officer, and ended its efforts to sell Knoll. Mr. Staniar promptly recruited John H. Lynch as Vice Chairman, and in 1994 they initiated a major turnaround and restructuring program which led to significantly improved financial performance. Management's turnaround efforts had a dramatic impact on the Company's competitive position and financial performance and positioned the Company for growth.

  The Company has created a platform to execute its growth strategy through the successful completion of its turnaround program. As part of these restructuring efforts initiated by current management in 1994, the Company evaluated all major business activities and significantly reduced operating costs. Since then, (i) virtually every product line has been modified and improved; (ii) the lead time required to bring new and enhanced products to market has been decreased significantly through the use of computer-aided design techniques and other process improvements; (iii) average lead times between order entry and delivery of products to customers have been reduced from seven weeks to five weeks; and (iv) on-time shipments, a measure of customer service, have improved to the current 95% level from approximately 91% in 1993. The turnaround program initiatives also included:

  . Significantly reduced operating costs. Management evaluated all major business activities and subsequently centralized administrative functions eliminating duplicative overhead, simplified and automated certain manufacturing processes, sold and consolidated certain manufacturing facilities and consolidated purchasing activities. In 1995, the Company eliminated approximately $25.0 million in variable operating costs and approximately $45.0 million in fixed operating costs and general expenses.

  . Instituted product line management. The Company enhanced its marketing department by hiring and training professional managers who evaluated each product for its profitability and market potential.

  . Focused on sales growth. Management renewed sales growth by refocusing and retraining the Company's sales force, aggressively pursuing competitively held accounts and targeting the Company's large installed base. Sales commissions were redefined to reward only profitable sales growth.

  . Improved the competitive position of its products. Management accelerated the development of new and enhanced products and placed product development under the direction of the Company's marketing department in order to respond better to customer needs.

  . Realigned management incentives. Management realigned incentive programs to reward plant and product line managers and department heads with substantial cash bonuses when specific cost and gross margin targets are attained.

  . Restructured the European business. Management hired a managing director for Europe and pared Knoll's European infrastructure to a level commensurate with its sales volume, greatly reducing costs through plant and showroom closings, elimination of excess personnel and manufacturing cost improvements.

  As a result of management's restructuring efforts, Knoll experienced strong growth in sales, gross margins and operating margins from 1994 to 1996. Sales increased from $562.9 million in 1994 to $651.8 million in 1996, despite the discontinuance of several product lines. Gross margins were 35.6% on a pro forma basis in 1996 and 27.1% in 1994. The operating margin was 12.0% on a pro forma basis in 1996, which the Company believes is among the highest of its major competitors. The Company's improved financial and operating results allowed it in 1996 to prepay $72.0 million under its Credit Facilities and refinance such facilities on more favorable terms.

  In February 1996, a majority-owned subsidiary of Warburg acquired from Westinghouse all of the capital stock of The Knoll Group, Inc., which was the holding company that owned, directly or indirectly, the capital stock of each of the companies that comprised the Knoll businesses. Since the Acquisition, the Company has enjoyed strong growth, building on the success of the turnaround program initiated by Messrs. Staniar and Lynch.

PRODUCTS

  The Company offers a broad range of office furniture and accessories in five basic categories: (i) office systems, comprised mainly of the Reff, Morrison and Equity product lines; (ii) seating, including the Sapper, Bulldog, Parachute and SoHo chairs; (iii) storage solutions and filing cabinets, including the Calibre collection; (iv) desks and casegoods, including bookcases and credenzas; and (v) tables. The Company's KnollStudio collection features its signature design classics, including high image side chairs, sofas, desks and tables for both office and home use. The Company also carries its own lines of textiles sold under the KnollTextiles brand, lines of leather products sold under the Spinneybeck name and a line of desk, office and computer accessories under the KnollExtra brand that complement its furniture products and are also sold to other manufacturers or with products manufactured by others.

  With the Company's strength in office systems, which typically represent the largest part of a customer's furniture purchase, the Company believes it has a significant opportunity to increase its share in seating, storage, desks and tables by leveraging its direct sales force and independent dealers to create incremental sales with new and existing customers.

  Since 1994, nearly every product line, including each office system, has been put under the individual management of an experienced product line manager who carefully considers its market, competitive and strategic positioning, marketing plan, costs, pricing, gross margin and gross profit objective. A significant portion of the compensation of each product line manager is based on achievement of product line-specific revenue and gross profit targets. The Company's product line managers have conducted extensive market studies and, in coordination with the product development team that was brought under their control, used the results of the studies to re-design portions of every major product line in an effort to respond to customer needs and reduce manufacturing costs. The broad responsibility awarded to each manager and the incentive-weighted compensation structure create a strong sense of ownership of each product line.

  The following is a description of the Company's major product categories and lines:

  Office Systems

  The Company offers a complete line of systems products in order to meet the needs of a variety of organizations. Systems may be used for teamwork settings, private offices and open floor plans and are composed of adjustable partitions, work surfaces, storage cabinets and electrical and lighting systems which can be moved, re-configured and re-used within the office. Systems therefore offer a cost effective and flexible alternative to traditional drywall office construction. The Company has focused on this area of the office furniture industry because it is the largest category, typically provides attractive gross margins and often leads to repeat and add-on sales of additional systems, complementary furniture and furniture accessories.

  Reff. The Reff system is the Company's flagship product for high-image corporate customers, offering high-quality, sophisticated all-wood construction with natural veneers and durable laminate and metal options that can be used interchangeably in private offices, as freestanding casegoods, and in panel-supported applications. The Reff system offers customers the choice of a variety of panel types, making the system easy to transform into hundreds of customized configurations, and has extensive power management capabilities for data and communications technology. Desk-height wire management enhancements support high-speed data transmission and fiber optics, and circuits are arranged to separate data and power cabling while accommodating the electrical needs of large clusters of workstations and providing easy access to outlets.

  Morrison. The Company believes that the Morrison system offers among the broadest ranges of performance of any individual system line in the industry. Morrison creates high-performance furniture options for team environments, private offices and open floor plans, and offers the customer completely interchangeable options from its Morrison Network, Morrison Access and Morrison Options lines. These products allow the customer to choose from premium wood surfaces or standard laminate finishes, fully powered desk systems or panels with accessible wire management, or lower cost alternatives. Morrison products include partitions, work surfaces, file storage and wire management solutions which benefit new and existing customers by integrating fully into existing Morrison platforms. Morrison products also carry a lifetime warranty that is among very few of its kind in the industry. In addition, the Company's Calibre desks, pedestals, files and overhead cabinets (described below) may be integrated with the Morrison system to provide compatible, cost-effective freestanding work surfaces and storage.

  Equity. The Equity system, with its unique centerline design, simplifies planning and maximizes the efficient use of space for growing companies and high-density workplaces. Using a small inventory of parts, Equity offers a wide variety of panel-based and freestanding applications that are easy to reconfigure on-site. This flexibility minimizes inventory needs and facilitates in-house management of expansion and rapid change. Equity's wire management enhancements also support the latest in power, data and communications technology. Freestanding products can easily be integrated with the Equity panel system to reduce the cost of a typical workstation and increase planning options. The Company finds Equity products to be popular among government agencies, utilities and high tech and engineering organizations. Equity products also carry a lifetime warranty that is among very few of its kind in the industry.

  The Company's innovative Reuter overhead storage and its height-adjustable Interaction tables complement these system product lines by providing storage and worktable products that address the ease, convenience and ergonomic concerns of the customer.

  The Company is developing new office systems products and line extensions that address price points and new category segments, such as the "teamwork" segment, where the Company's current product offerings may be limited and demand for quality products is underserved. The Company believes its brand identity, superior design and complementary product offerings give it a competitive advantage in launching new products.

  Seating

  The Company's predecessors focused on the highest end of the seating market. This focus provided the Company with excellent brand name awareness among seating customers and in the architect and design community despite the fact that its seating selection has not been broad enough to allow the Company to penetrate the seating market to the same extent that it has penetrated the office systems market. The Company believes that the office seating market includes three major segments: the "appearance" segment, that appeals to more hierarchical businesses; the "comfort" segment; and the "basic" segment. The Company estimates that U.S. sales from these three segments in 1996 were approximately $836 million, $632 million and $572 million, respectively.

  The Company competes in the appearance segment with its Bulldog and Sapper chairs. The Company's Bulldog chair, which is offered in eight separate models that target every level of large corporations, has won the gold award from the International Facilities Management Association (IFMA) and numerous Institute of Business Designers (IBD) citations for its synchronized tilt mechanism that improves comfort by enabling the seat to tilt more slowly than the backrest. The Sapper chair, designed by renowned industrial designer Richard Sapper, is targeted for use in executive offices and conference rooms. In 1995, the Company enhanced the comfort of the Sapper chair with a unique adjustable lumbar support. The Company competes in the comfort segment with its Parachute and SoHo models. The Parachute chair, introduced in 1994, was designed for the less hierarchical organizations typically found in small to mid-sized businesses and is available in several models targeted to these more cost-conscious customers. SoHo is an affordable task chair with a distinctive, contemporary look and easy adjustability. The Company does not have product offerings in the basic seating segment.

  Key customer criteria in seating include superior ergonomics, aesthetics, comfort and quality, all of which the Company believes to be consistent with its strengths and reputation. With the introduction in 1994 of its Parachute and SoHo chairs and recent ergonomic enhancements to its Sapper and Bulldog chairs, the Company has focused on product development to give it a competitive advantage in this market. In order to capitalize on these introductions, the Company will also increase sales incentives and has recently added seating specialists in each sales region who will continue to expand access to the Company's systems customers in order to further penetrate the seating market. The majority of sales in the U.S. office seating market are conducted through the same distribution channels as are office system sales. The Company will seek to leverage its presence in the office systems product line to increase sales in its other product lines, such as seating.

  The Company has conducted extensive research to improve the seating product line. Based on this research, the Company is developing a new state-of-the-art seating product as well as enhancing its existing seating lines with new ergonomic options that improve comfort and performance.

  Storage Solutions and Filing Cabinets

  The Company offers a variety of storage options designed to be integrated with its office systems as well as with its and others' stand-alone furniture. The Company's Calibre collection consists of stand-alone metal filing, storage and desk products that integrate into and support the Company's Morrison and Equity system sales. These products also function as free-standing furniture in private offices or open-plan environments. This product line is part of the Company's strategy of providing its customers with a one-stop source for office furniture and permits the Company to sell products to businesses whose office furniture systems are provided by its competitors. Additionally, the Company relies upon its dealers for the promotion of Calibre products to independent business purchasers and has instituted the QuickShip marketing program to serve the dealer-promoted product segment. See "--Sales, Marketing and Distribution."

  Desks and Casegoods

  The Company's collections of stand-alone wood furniture items, such as desks, bookshelves and credenzas, are available in a range of designs and price points. These products combine contemporary styling with sophisticated workplace solutions and attract a wide variety of customers, from those conducting large office reconfigurations to small retail purchasers. Casegoods are part of the Company's strategy of being a one-stop source of quality office furniture.

  Tables

  The Company recently has expanded its offerings in the table category of the market with its innovative line of adjustable Interaction tables. Interaction tables are designed to be integrated into the Company's systems lines and to provide customers with ergonomically superior work surfaces. Additionally, these tables are often sold as stand-alone products to non-systems customers. In 1995, the Company introduced an award winning line of Propeller meeting and conference tables that provide advanced wire management and technology support while offering sufficient flexibility to allow end users to reconfigure a meeting room quickly and easily to accommodate their specific needs.

  KnollStudio

  The Company's historically significant KnollStudio collection serves the design-conscious segment of the fine furniture contract market, providing the architect and design community and customers with sophisticated furniture for high-profile office and home uses. KnollStudio provides a marketing umbrella for the full range of the Company's office products and is recognized as the "design engine" of the Company. KnollStudio products, including a wide variety of chairs and sofas, as well as conference, training, side and dining tables, were created by many of this century's most prominent architects and designers for prestigious corporate and residential interiors. This line includes complete collections by individual designers as well as distinctive single items.

  Complementary Products

  The Company offers product lines that complement its primary office systems and seating business, permitting it to sell a complete package of office interiors and generate high gross margins by supplying many of its own component products. Such products help maintain the Company's unique design image by incorporating elements developed by its own team of designers.

  KnollExtra. KnollExtra is a rapidly growing line of desk and office accessories, including letter trays, sorters, binder bins, file holders, calendars, desk pads, planters, wastebaskets and bookends. In addition, KnollExtra offers a number of computer accessories and ergonomic office products. Besides serving as an attractive supplement to the Company's other product lines in sales to its furniture customers, these products are also sold to customers for use in connection with other manufacturers' products.

  KnollTextiles. KnollTextiles offers a wide range of coverings for walls, panels and seating. KnollTextiles was established in 1947 to develop high quality fabrics for Knoll furniture. These products allow the Company to distinguish its systems offerings by providing specialty fabric options and flexibility in fabric selection and application. As it does with its furniture lines, the Company uses many independent designers to create its fabrics which has helped it establish what management believes to be a unique reputation for textile design. During 1996, approximately 43% of the KnollTextiles coverings were applied to Knoll furniture and 57% were sold to customers for use on other manufacturers' products, thereby allowing the Company to benefit from its competitors' sales.

  Leather. Spinneybeck supplies quality upholstery leather to the Company, to other furniture manufacturers and to aviation, custom coach and boating manufacturers. Spinneybeck was the first to introduce quality aniline-dyed Italian leathers to the North American design community. Besides using the leather in its own product offerings, the Company has also established itself as the largest seller of leather to third parties in the "customer's own material" segment of the contract furniture market.

  European Products

  Knoll Europe has a broad product offering which allows customers to single-source a complete office environment, including certain products designed specifically for the European market. Knoll Europe's core product categories include: (i) office systems, including the Hannah Desking System which is targeted to Northern Europe, the Allesandri System which is targeted to the French market and the SoHo Desking System, which has broad market appeal; (ii) KnollStudio, which serves the image- and design-oriented segment of the fine furniture market; (iii) seating, including a comprehensive range of chairs such as Sapper, Bulldog, and Parachute; and (iv) cabinets, which are designed to complement its systems products. The Company also sells its products designed and manufactured in North America to the international operations of its core North American customers.

PRODUCT DESIGN AND DEVELOPMENT

  Knoll's design philosophy is linked to its commitment to working with the world's preeminent designers to develop products that delight and inspire. The Company's collection of classic and current designs includes works by a number of internationally recognized architects and designers. Today, the Company continues to engage prominent outside architects and designers to create new products and product enhancements.

  Since 1994, under the leadership of Carl G. Magnusson, the Company's Senior Vice President-Design, the Company has won over 20 design awards for its recent product introductions. An important part of the Company's product development capabilities is its responsiveness to customer needs and flexibility to handle customized manufacturing requests. In order to develop products across its product range, the Company works closely with independent designers from a number of industries. By utilizing these long-standing design relationships and listening to customers to analyze their needs, since 1994 the Company has redesigned or enhanced virtually every product line in order to better meet customer preferences. Examples of recent product introductions and enhancements include:

  .  An adjustable lumbar support for the Sapper chair.

  .  Freestanding desks in the Equity system.

  . Propeller meeting and conference tables which provide for easy storage and transportability and have extensive wire management capabilities.

  .  Morrison Access wire management capabilities.

  . A belt-way panel and new edge detail for the Reff system, which offer easier access to wire and data management and improved design options, respectively.

  . Upgrades to all systems products to accommodate high-speed data transmission cable requirements.

  . Calibre desks and pedestals, which provide lower priced desk and storage options.

  .  New Interaction table models.

  The Company has also made a significant investment in computer-aided design tools to reduce product design and development lead time and improve upon what management believes to be an industry leading position in quick response to special customer requests. The Company believes this capability to be particularly important in the middle to high-end of the contract furniture market where the demand for custom solutions is the greatest. Approximately 10% of the Company's U.S. sales in 1996 involved custom product solutions, the majority of these consisting of modifications to the Company's standard product offerings.

SALES, MARKETING AND DISTRIBUTION

  The Company believes that its direct sales force provides a strategic advantage relative to its competition. The Company employs approximately 290 direct sales representatives, who work closely with its approximately 200 independent dealers in North America to present the Company's products to prospective customers. The sales force, in conjunction with the dealer network, has close relationships with architects, designers and corporate facility managers, who often have a significant influence on product selection on large orders.

  The Company believes that its sales representatives are particularly effective and productive due to realigned incentives and more focused management. The commission based incentive system importantly rewards both order growth and profitability of the sale. The sales representatives employ personalized sales techniques to maintain close contact with the Company's current customers and develop new customers. The Company's sales force receives extensive training including annual seminars focused on the Company's products. The Company's sales representatives are supplemented by the estimated 1,000-member sales force employed by the Company's dealers who make separate sales calls, primarily on small to mid-sized business purchasers. A component of the Company's growth strategy is to leverage its dealers' sales force in order to capture a larger share of business with medium to smaller-sized companies and independent business purchasers.

  In addition to coordinating sales efforts with the Company's sales representatives, the Company's dealers generally handle project management, installation and maintenance for the account after the initial product selection and sale. Although many of these dealers also carry products of other manufacturers, none of them acts as a dealer for the Company's principal direct competitors. The Company has not experienced significant turnover in its dealer network except at its own initiation, as the dealer's economic investment in learning all aspects of a particular manufacturer's product offerings and the value of the relationships the dealer forms with the Company and with customers discourage dealers from changing their vendor affiliations. The Company is not dependent on any one of its dealers, the largest of them accounting for less than 5% of the Company's 1996 North American sales. No customer represents more than 10% of the Company's 1996 North American sales. However, a number of U.S. government agencies purchase the Company's products through multiple contracts with the General Services Administration ("GSA"). Sales to the GSA aggregated approximately 10% in 1996.

  The Company estimates that it has sold in excess of $4 billion in office furniture systems since 1980 resulting in an installed base which management believes generates significant annual sales through repeat and add-on orders. Management believes that as the Company's existing office systems customers expand and reconfigure their workplaces, their need for supplemental Company products will increase. These customers tend to purchase the Company's products rather than switch manufacturers, as switching sacrifices compatibility, wastes inventory and makes reconfiguration more complex.

  Knoll's customers are typically Fortune 1000 companies. The Company has increased its efforts to penetrate the growing market of medium-sized businesses by expanding its offerings of affordable free-standing products and by establishing marketing programs such as QuickShip and PrimeTime!, which are targeted for sale through dealer channels. These quick shipment programs help dealers to access customers with Company products directly by providing a direct mail catalog and price list along with a dependable delivery program and firm delivery commitments. Sales of dealer-promoted products are a fast-growing segment of the Company's business, benefiting from improved customer access resulting from the QuickShip and PrimeTime! programs and increased promotions due to dealer incentive programs such as the Company's Frequent Seller Club. Sales via the QuickShip program increased from $7.0 million in 1992 to $27.9 million in 1996, and sales via the PrimeTime! program increased from $6.7 million in 1993 to $15.8 million in 1996. Since the Company's sales force is not required to generate such sales and since the Company grants lower discounts to individual purchasers, it generates gross margins higher than its average gross margins from dealer-promoted sales.

  In Europe, the Company sells its products in largely the same manner as it does in North America, through a direct sales force and a network of dealers, though each major European market has its own distinct characteristics. In the Latin American and Asia-Pacific markets, the Company uses both dealers and independent licensees.

MANUFACTURING AND OPERATIONS

  The Company operates four manufacturing sites in North America, with plants located in East Greenville, Pennsylvania; Grand Rapids and Muskegon, Michigan; and Toronto, Canada. The Morrison system and the Bulldog, Parachute and Sapper chairs are manufactured at the East Greenville plant, while the Equity product line is produced primarily at the Grand Rapids plant. The Muskegon plant produces metal products, including Calibre files and desks. The Company's Toronto facilities encompass three buildings, which manufacture wood products, panels, and metal products for the Company's Reff product line. In addition, the Company has two plants in Italy: in Foligno, where wood products are manufactured, and in Graffignana, where metal components and cabinets are produced. In 1994, all of the Company's plants were awarded registration to ISO 9000, an internationally developed set of manufacturing facility quality criteria.

  "Just-in-time" inventory practices have been implemented at all plant locations, and all plants "build to order" rather than to "forecast," which directly reduces finished goods inventory levels and stresses continuous improvement in set-up and delivery time. As a result of these and other order processing and customer service improvements, the Company's average lead times have been reduced to five weeks from seven weeks before the restructuring, and the Company currently delivers approximately 95% of its orders on time in North America.

RAW MATERIALS AND SUPPLIERS

  Based on management's initiatives, the Company has centralized purchasing in its East Greenville facility and has formed close working relationships with its main suppliers. This effort focuses on achieving purchasing economies and "just-in-time" inventory practices. The Company utilizes steel, lumber, paper, paint, plastics, laminates, particleboard, veneers, glass, fabrics, leathers and upholstery filling material. Management currently maintains no long-term supply contracts and believes that the supply sources for these materials are adequate. The Company does not rely on any sole source suppliers for any of its raw materials (other than certain electrical products).

COMPETITION

  The office furniture market is highly competitive. Office furniture companies compete on the basis of (i) product design, including ergonomic and aesthetic factors, (ii) product quality and durability, (iii) price (primarily in the middle and budget segments), (iv) on-time delivery and (v) service and technical support. The Company focuses its efforts on the high and middle segments of the market, where product design, quality and durability are placed at a premium. In the United States, where the Company had a 5.8% overall market share (based on all segments, including the budget segment) and derived approximately 86% of its sales in 1996, four larger competitors in terms of market share and the Company represent approximately 60% of the market. In certain product categories, the Company has a larger market share. For example, the Company's U.S. market share of seating and tables was 2.1% and 1.8%, respectively, in 1996, while its office systems market share was 11.2% during the same period.

  Many of the Company's competitors, especially those in North America, are large and have significantly greater financial, marketing, manufacturing and technical resources than those of the Company. The Company's most significant competitors in its primary markets are Steelcase, Herman Miller, Haworth and HON. These competitors have a substantial volume of furniture installed at businesses throughout the country, providing a continual source of demand for further products and enhancements. Although the Company believes that it has been able to compete successfully in its markets to date, there can be no assurance that it will be able to continue to do so in the future. See "Risk Factors--Competition."

  The European market accounted for approximately 8% of the Company's sales in 1996. This market is highly fragmented, as the combined sales of the estimated top 20 manufacturers, based on 1995 data, represent less than 40% of the market. The Company believes that no single company holds more than a 5% share of the European market.

PATENTS AND TRADEMARKS

  The Company has approximately 100 active United States utility patents on various components used in its products and systems and approximately 120 active United States design patents. The Company also has approximately 175 patents in various foreign countries. Knoll(R), The Knoll Group(R), KnollStudio(R), KnollExtra(R), Reff(TM), Bulldog(R), Calibre(R), Equity(R), Parachute(R), Good Design Is Good Business(R), Propeller(TM) and SoHo(TM) are trademarks and service marks of the Company. The Company considers securing and protecting its intellectual property rights to be important to its business.

ENVIRONMENTAL MATTERS

  The Company believes that it is substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of its employees based upon existing facts known to management. Compliance with federal, state, local and foreign environmental regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had and will continue to have an impact on the operations of the Company, but has, since the formation of Knoll in 1990, been accomplished without having a material adverse effect on the operations of the Company. There can be no assurance that such regulations will not change in the future or that the Company will not incur material costs as a result of such regulations. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, management presently has no planned expenditures of significant amounts for future environmental compliance. The Company has trained staff responsible for monitoring compliance with environmental, health and safety requirements. The Company's ultimate goal is to reduce and, wherever possible, eliminate the creation of hazardous waste in its manufacturing processes.

  The Company has been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites previously used by the Company. CERCLA imposes liability without regard to fault or the legality of the disposal. The remediation costs at the CERCLA sites are unknown; however, the Company does not expect its liability to be material. At each of the sites, the Company is one of many potentially responsible parties and expects to have only a small percentage of liability. At some of the sites, the Company expects to qualify as a de minimis or de micromis contributor, eligible for a cash-out settlement. In addition, under the Stock Purchase Agreement, Westinghouse has agreed to indemnify the Company for certain costs associated with CERCLA liabilities known as of the date of the Acquisition.

EMPLOYEES

  Management believes that relations with its employees are good. As of February 1, 1997, the Company employed a total of 3,550 people, including 2,266 hourly and 1,284 salaried employees. The Grand Rapids, Michigan plant is the only unionized Company plant within the United States, with the Carpenters and Joiners of America-Local 1615 having a four-year contract expiring August 30, 1998. While management believes that relations with this union are positive, management cannot assure that it will be successful in reaching a new contract. Certain workers in the Company's facilities in Italy are represented by unions. The Company has experienced brief work stoppages from time to time at the Company's plants in Italy, certain of which related to national or local issues. Such work stoppages have not materially affected the Company.

PROPERTIES

  The Company operates over 2,947,000 square feet of facilities, including manufacturing plants, warehouses and sales offices. Of these facilities, the Company owns approximately 2,372,000 square feet and leases approximately 575,000 square feet. The Company's manufacturing plants are located in East Greenville, Pennsylvania; Grand Rapids and Muskegon, Michigan; Toronto, Canada; and Foligno and Graffignana, Italy.

  The Company's corporate headquarters are located in East Greenville, Pennsylvania, where the Company owns two manufacturing facilities aggregating approximately 547,000 square feet and leases three warehouses aggregating approximately 142,000 square feet. The Morrison system and seating for the Bulldog, Sapper and Parachute product lines are manufactured at the East Greenville facility, which is also the distribution center for KnollStudio, KnollExtra and KnollTextiles.

  The Company owns one approximately 500,000 square foot manufacturing facility in Grand Rapids, Michigan, which produces most of the Equity product line and the Interaction table. The Company also owns an approximately 274,000 square foot plant in Muskegon, Michigan, which produces Calibre files and desks and Reuter overhead storage units. The Company's plants in Toronto, Canada consist of one approximately 375,000 square foot owned building and two leased properties aggregating approximately 230,000 square feet. The Reff product line is manufactured at these facilities. The Company's owned facilities in East Greenville, Grand Rapids and Muskegon are encumbered by mortgages securing an original aggregate principal amount of $230 million that were entered into in connection with the Credit Facilities.

  The Company owns two manufacturing facilities in Italy: an approximately 258,000 square foot building in Foligno, which houses the Knoll Europe headquarters and where all of the Company's wood products are manufactured for Europe, and an approximately 110,000 square foot building in Graffignana, where metal components and cabinets are manufactured.

  The Company believes that its plants and other facilities are sufficient for its needs for the foreseeable future.

LEGAL PROCEEDINGS

  The Company is subject to litigation in the ordinary course of its business. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, based on information presently known, is likely to have a material adverse effect on the Company.

  The Company, for a number of years, has sold various products to the United States Government under GSA multiple award schedule contracts. The GSA is permitted to audit the Company's compliance with the terms of the GSA contracts. As a result of one such audit, the GSA has asserted refund claims under 1985-88 and 1987-90 contracts between GSA and The Shaw-Walker Company, which has been merged into the Company, for approximately $2.15 million ("Shaw-Walker GSA Claims") and has other contracts under audit review. GSA has referred both of these Shaw-Walker contracts to the Justice Department for consideration of potential civil False Claims Act cases. Under the civil False Claims Act, the Company is potentially liable for treble damages plus penalties of up to $10,000 for each "false" invoice submitted to the Government. The former shareholders of The Shaw-Walker Company have agreed to indemnify the Company for the Shaw-Walker GSA Claims. Based upon information presently known, management disputes the audit results and does not expect resolution of the Shaw-Walker GSA Claims to have a material adverse effect on the Company's consolidated financial statements. Management does not have information which would indicate a substantive basis for a civil False Claims Act case under the contracts.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  Set forth below are the names, ages and positions of the directors and executive officers of the Company:

   NAME                  AGE                               POSITION
   ----                  ---                               --------
Burton B. Staniar....... 55  Chairman of the Board
John H. Lynch........... 44  Vice Chairman of the Board, President and Chief Executive Officer
Wolfgang Billstein...... 48  Managing Director--Knoll Europe
Kathleen G. Bradley..... 47  Senior Vice President--Sales, Distribution and Customer Service
Andrew B. Cogan......... 34  Senior Vice President--Marketing and Product Development and Director
Carl G. Magnusson....... 57  Senior Vice President--Design
Douglas J. Purdom....... 38  Senior Vice President and Chief Financial Officer
Barbara E. Ellixson..... 43  Vice President--Human Resources
Barry L. McCabe......... 50  Vice President, Controller and Treasurer
Patrick A. Milberger.... 40  Vice President, General Counsel and Secretary
Jeffrey A. Harris....... 41  Director
Sidney Lapidus.......... 59  Director
Kewsong Lee............. 31  Director
John L. Vogelstein...... 62  Director

  The Company expects to add one additional director prior to completion of the Offerings and one additional director after completion of the Offerings.

  Burton B. Staniar was appointed Chairman of the Board of the Company in December 1993 to effect the restructuring of the Company and restore it to profitability. Mr. Staniar served as Chief Executive Officer of the Company from December 1993 to January 1997. Prior to that time, Mr. Staniar had held a number of assignments at Westinghouse, including President of Group W Cable and Chairman and Chief Executive Officer of Westinghouse Broadcasting. Prior to joining Westinghouse in 1980, he held a number of marketing and general management positions at Colgate Palmolive and Church and Dwight Co., Inc.

  John H. Lynch joined the Company as Vice Chairman of the Board in May 1994 to help initiate and lead the turnaround at Knoll. Mr. Lynch was subsequently elected President of the Company and in January 1997 was elected Chief Executive Officer. From 1990 to 1994, prior to joining the Company, Mr. Lynch was a partner in BGI, a management firm. During that time, Mr. Lynch led the restructuring of the Westinghouse Broadcasting television and radio stations. From 1988 to 1990, Mr. Lynch was an associate dean at the Harvard Business School. Mr. Lynch is a director of Renaissance Cosmetics, Inc.

  Wolfgang Billstein was recruited in November 1994 to lead the restructuring of the Company's European operations as Managing Director--Knoll Europe. In addition, since 1991, Mr. Billstein has been owner and Managing Director of Peill & Putzler, a German-based manufacturer and distributor of glass products. A German citizen, Mr. Billstein previously worked in Europe for The Procter & Gamble Company and Benckiser GmbH, a consumer products company.

  Kathleen G. Bradley was named Senior Vice President--Sales, Distribution and Customer Service in January 1996, after serving as Divisional Vice President for Knoll's southeast region since 1988. Prior to that time, Ms. Bradley was regional manager for the Company's Atlanta territory, a position to which she was promoted in 1983. She began her career with Knoll in 1979.

  Andrew B. Cogan has been a director of the Company since February 1996. He has held the position of Senior Vice President--Marketing and Product Development since May 1994. Mr. Cogan has held several positions in the design and marketing group since joining the Company in 1989.

  Carl G. Magnusson has held the position of Senior Vice President--Design since February 1993. Mr. Magnusson has been involved in design, product development, quality and communications since joining the Company in 1976.

  Douglas J. Purdom joined the Company as Senior Vice President and Chief Financial Officer in August 1996. Prior to that time, Mr. Purdom served as Vice President and Chief Financial Officer of Magma Copper Company, an Arizona-based copper mining company, since 1992, and as Corporate Controller of that company from 1989 to 1991.

  Barbara E. Ellixson was promoted to her current position as Vice President-- Human Resources in August 1994, after serving as Manager of Human Resources for the Company's East Greenville site. Ms. Ellixson began her career with Westinghouse in 1971 and has held a variety of human resources positions in several different business units.

  Barry L. McCabe joined the Company in August 1990 as Controller. Mr. McCabe worked with a number of Westinghouse business units after joining Westinghouse in 1974 in the Auditing Department.

  Patrick A. Milberger joined the Company as Vice President and General Counsel in April 1994. Prior to joining the Company, Mr. Milberger served as an Assistant General Counsel and in a number of other positions in the Westinghouse Law Department, which he joined in 1986. Prior to such time, Mr. Milberger was in private practice at Buchanan Ingersoll, P.C.

  Jeffrey A. Harris, a director of the Company since February 1996, has been a General Partner of Warburg, Pincus & Co., a private investment firm, and a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC and its predecessors since 1988, where he has been employed since 1983. Mr. Harris is a director of Newfield Exploration Company, Comcast UK Cable Partners Limited, Industri-Matematik International Corp., ECsoft Group plc and several privately held companies.

  Sidney Lapidus, a director of the Company since February 1996, has been a General Partner of Warburg, Pincus & Co. and a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC and its predecessors since January 1982, where he has been employed since 1967. Mr. Lapidus is currently a director of Pacific Greystone Corporation, Caribiner International, Inc., Grubb and Ellis Company, Journal Register Company and Panavision Inc., as well as several privately held companies.

  Kewsong Lee, a director of the Company since February 1996, has been a General Partner of Warburg, Pincus & Co. and a Member and Managing Director of E.M. Warburg, Pincus & Co., LLC and its predecessors since January 1997. From January 1995 to January 1997, Mr. Lee was Vice President of Warburg, Pincus Ventures, Inc. From 1992 to 1995, Mr. Lee was an associate at E.M. Warburg, Pincus & Co., Inc. and prior to that had been a consultant at McKinsey & Company, Inc. since 1990. Mr. Lee is currently a director of RenaissanceRe Holdings Ltd. and several privately held companies.

  John L. Vogelstein has been a director of the Company since February 1996. Mr. Vogelstein is a General Partner of Warburg, Pincus & Co., and a Member, Vice Chairman and President of E. M. Warburg, Pincus & Co., LLC, where he has been employed since 1967. Mr. Vogelstein is currently a director of ADVO Inc., Aegis Group plc., Golden Books Family Entertainment, Inc., Journal Register Company, LCI International, Inc., Mattel, Inc., Value Health, Inc., Vanstar Corporation and several privately held companies.

  The employment agreements of Messrs. Staniar and Lynch provide that the Company will nominate them to the board of directors during the term of their employment pursuant to their employment agreements. In addition, the Company's Stockholders Agreement, dated February 29, 1996, entitles Warburg to designate between one and four directors depending on its percentage ownership of the Company's outstanding shares of Common Stock or preferred stock. Following the Offerings, Warburg will own more than 50% of the Common Stock of the Company and will therefore be entitled pursuant to the Stockholders Agreement to nominate four members of the board of directors. Messrs. Harris, Lapidus, Lee and Vogelstein serve as Warburg's designees to the board of directors.

SUMMARY COMPENSATION TABLE

  The following table sets forth, for the years ended December 31, 1996 and December 31, 1995, individual compensation information for the Chief Executive Officer of the Company and each of the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1996 (the "named executive officers").

                                                        LONG-TERM
                               ANNUAL COMPENSATION     COMPENSATION
                               --------------------  ----------------
   NAME AND PRINCIPAL                                RESTRICTED STOCK     ALL OTHER
        POSITION          YEAR SALARY($)  BONUS($)     AWARDS($)(1)   COMPENSATION($)(2)
   ------------------     ---- ---------- ---------  ---------------- ------------------
Burton B. Staniar.......  1996    410,830   600,000       30,000            5,595
 Chairman of the Board    1995    465,000   350,000          --             4,500
John H. Lynch...........  1996    393,330   600,000       30,000            9,449
 Vice Chairman of the     1995    360,000   360,000          --             6,075
 Board, President and
 Chief Executive Officer
Andrew B. Cogan.........  1996    197,930   250,000       12,000              --
 Senior Vice President--  1995    187,620   187,000          --               --
 Marketing and Product
 Development
Kathleen G. Bradley.....  1996    197,050   250,000        6,000            4,328
 Senior Vice President--  1995    163,668   256,740          --             4,755
 Sales, Distribution and
 Customer Service
Wolfgang Billstein......                                     --
 Managing Director--      1996    396,000   572,836          --               --
 Knoll Europe             1995    360,000   653,100                           --

--------

(1) On February 29, 1996, Messrs. Staniar, Lynch and Cogan and Ms. Bradley were granted 941,829, 941,829, 376,731 and 188,365 shares of restricted stock, respectively (as adjusted for the stock split). Holders of shares of restricted stock will not be entitled to receive dividends until such shares vest and become unrestricted. As of March 1, 1997, 40% of the grants of restricted stock to each of Messrs. Staniar, Lynch and Cogan had vested and an additional 20% will vest on each of the next three anniversaries thereof. As to Ms. Bradley, 20% of the grants of restricted stock vested on March 1, 1997 and an additional 20% will vest on each of the next four anniversaries thereof. The value of the shares listed above is based on the fair value thereof on the date of grant, based on the price of the shares of Common Stock sold in conjunction with the Acquisition.

(2) Amounts in this column represent the Company's matching contributions to the Knoll, Inc. Retirement Savings Plan.

PENSION PLANS

  Retirement benefits are provided to employees through two pension plans. Prior to the purchase of the Company from Westinghouse, benefits were provided under The Knoll Group Pension Plan which was retained by Westinghouse (the "Westinghouse Pension Plan"). Effective March 1, 1996, the Company established the Knoll, Inc. Pension Plan (the "Company Pension Plan"). The Westinghouse Pension Plan provides eligible employees with retirement benefits based on a career average compensation formula. The formula for computing normal retirement benefits under this plan is 1.45% of career compensation divided by twelve. Once a participant accumulates five years of vesting service, he or she can take early retirement anytime after reaching age 55. Accrued normal retirement benefit is reduced 6% per year prior to normal retirement age. The minimum benefit earned for any year of participation in the plan is $300 ($25 per month), prorated for the partial years worked during the first and last years of employment. The estimated annual benefits payable upon normal retirement under this plan for each of the named executive officers is as follows: Staniar ($0); Lynch ($4,712); Bradley ($24,648); and Cogan ($16,500).
Mr. Billstein has never participated in the Westinghouse Pension Plan.

  The terms of the Company Pension Plan are the same as those of the Westinghouse Pension Plan. The estimated annual benefits payable upon normal retirement under this plan for each of the named executive officers is as follows: Staniar ($1,812); Lynch ($1,812); Bradley ($1,812); and Cogan ($1,812). Mr. Billstein never participated in the Company Pension Plan.

  Messrs. Staniar, Lynch and Cogan and Ms. Bradley also participated in the Westinghouse Executive Pension Program (the "Westinghouse Excess Plan") through the first two months of fiscal 1996, which provides for benefits not payable by the Westinghouse Pension Plan because of limitations imposed by the Internal Revenue Code of 1986, as amended. The benefit formula for this plan is average total compensation and years of eligibility service multiplied by 1.47% minus amounts payable under the Westinghouse Pension Plan. The estimated annual benefits payable under this plan upon normal retirement for each of the named executive officers is as follows: Staniar ($263,000); Lynch ($13,972); Bradley ($5,820); and Cogan ($14,089). Mr. Billstein has never participated in the Westinghouse Excess Plan.

  Remuneration covered by the Westinghouse Pension Plan, the Company Pension Plan and the Westinghouse Excess Plan primarily includes salary and bonus, as set forth in the Summary Compensation Table. Under the Westinghouse Pension Plan, the Company Pension Plan and the Westinghouse Excess Plan, Messrs. Staniar, Lynch and Cogan and Ms. Bradley have the following years of credited service, as of December 31, 1996: 0.00/0.84/15.44, 1.75/0.84/1.75,
7.14/0.84/5.498 and 16.64/0.84/5.498 years, respectively.

DIRECTOR COMPENSATION

  The Company has not yet determined the compensation to be paid to directors who are not employees or officers of the Company or Warburg. Directors will also be reimbursed for certain expenses in connection with attendance at board and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company will not receive additional compensation for services as a director.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Burton B. Staniar, the Company's Chairman of the Board, John H. Lynch, the Company's Vice Chairman, Chief Executive Officer and President, and Andrew B. Cogan, the Company's Senior Vice President--Marketing and Product Development, for a term expiring on March 1, 1998, subject to automatic one-year extensions unless either party gives 60 days notice not to renew. The agreements with Messrs. Staniar and Lynch provide for a base salary of $400,000, with a service bonus of 25% of base salary at the end of each calendar year, and an annual bonus of up to 125% of base salary based on the attainment of targets set by the Board of Directors. The agreement with Mr. Cogan provides for a base salary of $200,000 and an annual bonus of up to 100% of base salary based on the attainment of targets set by the Board of Directors. The agreements may be terminated at any time by the Company, but if so terminated without "cause," or if the Company fails to renew the agreements, the Company must pay the employee 125% of one year's base salary (100% of base salary in the case of Mr. Cogan). The agreements also contain non-compete and non-solicitation (during the term of the agreement and for one year thereafter) and confidentiality provisions.

  In addition, the Company has entered into a Consulting Agreement, dated as of December 1, 1996, with Mr. Wolfgang Billstein. Pursuant to this agreement, Mr. Billstein receives a monthly fee of 52,249 Deutsche Marks (approximately $30,000 based on current exchange rates), and contingent incentives based on the positive operating profit of Knoll Europe (subject to certain conditions) and Knoll Europe's order volume. The agreement terminates on November 30, 1997 but is automatically renewed for two one-year periods unless either party elects not to renew. Knoll has the right to terminate this agreement upon three months notice and payment of 313,494 Deutsche Marks (approximately $181,000 based on current exchange rates) plus a portion of Mr. Billstein's incentive compensation.

STOCK INCENTIVE PLANS

  At the Acquisition closing, Knoll adopted its 1996 Stock Incentive Plan (the "1996 Stock Plan") pursuant to which up to 4,709,126 shares of Common Stock were reserved for issuance pursuant to grants of restricted shares or options to purchase such shares to officers, key employees, directors and consultants of Knoll and its subsidiaries selected for participation in the 1996 Stock Plan. The Company has issued 4,144,030 restricted shares and options to acquire 565,096 shares pursuant to the 1996 Stock Plan. On February 14, 1997 Knoll adopted its 1997 Stock Incentive Plan (the "1997 Stock Plan," and together with the 1996 Stock Plan, the "Stock Plans"). The 1997 Stock Plan contains terms substantially similar to the 1996 Stock Plan, except that pursuant to the 1997 Stock Plan (i) an aggregate of only 1,255,772 shares are reserved for issuance thereunder, (ii) discounted options may be granted,
(iii) options may be repriced and (iv) the Board of Directors has greater flexibility to amend the 1997 Stock Plan. The Company has issued options to acquire 753,456 shares pursuant to the 1997 Stock Plan. The Stock Plans are intended as an incentive to encourage stock ownership by such individuals in order to increase their proprietary interest in Knoll's success and to encourage them to remain in the employ of Knoll or its subsidiaries, as the case may be.

  The Stock Plans provide for the grant of restricted shares ("Restricted Stock"), non-qualified stock options ("NQSOs") and incentive stock options as defined in Section 422 of the Code ("ISOs").

  The Stock Plans are administered by a Committee of at least two directors, appointed by the Board of Directors of Knoll (the "Committee"). The Committee determines the eligible individuals who are to receive shares of Restricted Stock, the number of shares to be granted, the terms of the restrictions and period of time that the restrictions will be effective. The Committee will also determine the eligible individuals who are to receive options and the terms of each option grant, including (i) the option prices of shares subject to options, (ii) the dates on which options become exercisable and (iii) the expiration date of each option. The Committee has the power to accelerate the exercisability of outstanding options and to reprice any option at any time.

  The purchase price of the shares subject to options will be fixed by the Committee, in its discretion, at the time options are granted, provided that in no event shall the per share purchase price of an option granted under the 1996 Stock Plan or any ISO granted under the 1997 Stock Plan be less than the Fair Market Value Per Share (as defined in the Stock Plans) on the date of grant.

  Optionees and holders of Restricted Stock will have no voting, dividend, or other rights as stockholders prior to the lapse of all restrictions or the receipt of unrestricted shares upon the exercise of options. The exercise price for options may be paid in cash or, at the discretion of the Committee, satisfied by tendering shares having a value equal to the exercise price. The number of shares covered by options will be appropriately adjusted in the event of any stock split, merger, recapitalization or similar corporate event. No adjustments will be made upon conversion of the Company's Series A Preferred Stock.

  The Board of Directors of Knoll may at any time terminate either or both of the Stock Plans or from time to time make such modifications or amendments to the Stock Plans as it may deem advisable; provided that, with respect to the 1997 Stock Plan, the Board may not, without the approval of the Knoll stockholders, (i) increase the maximum number of shares for which options may be granted under the Stock Plans, (ii) expand the class of employees eligible to participate therein, (iii) reduce the minimum purchase price at which options may be granted under the Stock Plans, (iv) extend the maximum term of options or (v) extend the term of the 1997 Stock Plan.

  Options and Restricted Stock granted under the Stock Plans will be evidenced by written agreements between the recipient and Knoll. Subject to limitations set forth in the Stock Plans, the terms of option and Restricted Stock agreements will be determined by the Committee, and need not be uniform among recipients.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company expects to form a Compensation Committee shortly after completion of the Offerings. During the year ended December 31, 1996, the compensation of Messrs. Staniar, Lynch and Cogan was determined pursuant to employment agreements which each of them has with the Company. See "-- Employment Agreements." The incentive portion of the compensation of each of Messrs. Staniar and Lynch was determined by Messrs. Lapidus, Harris and Lee and confirmed by the entire Board of Directors, including Messrs. Staniar and Lynch. For the year ended December 31, 1996, the incentive compensation of Mr. Cogan and the compensation for all other executive officers was determined by Messrs. Staniar and Lynch. Except for Messrs. Staniar, Lynch and Cogan, no member of the Board of Directors is or has been an officer or employee of the Company. No executive officer of the Company served on any board of directors or compensation committee of any entity (other than the Company) with which any member of the Board of Directors is affiliated.

                             CERTAIN TRANSACTIONS

THE ACQUISITION

  On February 29, 1996, pursuant to a Stock Purchase Agreement, the Company acquired all of the outstanding capital stock of the companies that constitute the Knoll business for an aggregate purchase price of $579,801,000. The Company was formed by Warburg, NationsBanc and certain members of the Company's management (collectively, the "Initial Investors") to consummate the Acquisition. The Acquisition and related fees and expenses were financed through a $260 million term loan, issuance of the Notes and with a $160.4 million equity contribution by the Initial Investors. Of the $160.4 million of Company capital stock sold in connection with the Acquisition (plus shares sold on October 21, 1996), certain members of the Company's management (including the named executive officers) purchased $5.4 million, NationsBanc purchased $8 million and Warburg purchased $147 million. The equity consisted of 3,147,278 shares of Common Stock, sold for $100,250, and 1,602,998 shares of Series A Preferred Stock, sold for $160.3 million.

STOCKHOLDERS AGREEMENT

  In connection with the acquisition of the Company in 1996, Warburg Pincus Ventures, L.P., NationsBanc and 12 senior members of management (each a "Holder" and collectively, the "Holders") and the Company entered into a Stockholders Agreement (the "Stockholders Agreement"), dated as of February 29, 1996, which governs certain matters related to corporate governance and registration of shares of Common Stock and preferred stock ("Registrable Securities") held by such Holders (other than shares acquired pursuant to the Stock Plans).

  Pursuant to the Stockholders Agreement, Warburg is entitled to request on up to two occasions that the Company file a registration statement under the Securities Act covering the sale of at least $25 million of shares of Common Stock, subject to certain conditions. If officers or directors of the Company holding other securities of the Company request inclusion of their securities in any such registration, or if holders of securities of the Company other than Registrable Securities who are entitled, by contract with the Company or otherwise, to have securities included in such a registration (the "Other Stockholders"), request such inclusion, the Holders shall offer to include the securities of such officers, directors and Other Stockholders in any underwriting involved in such registration, provided, among other conditions, that the underwriter representative of any such offering has the right, subject to certain conditions, to limit the number of Registrable Securities included in the registration. The Company may defer the registration for 120 days if it believes that it would be seriously detrimental to the Company for such registration statement to be filed.

  The Stockholders Agreement further provides that, if the Company proposes to register any of its securities (other than registrations related solely to employee benefit plans or pursuant to Rule 145 or on a form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities), either for its own account or for the account of other security holders, holders of Registrable Securities may require the Company to include all or a portion of their Registrable Securities in the registration and in any underwriting involved therein, provided, among other conditions, that the underwriter representative of any such offering has the right, subject to certain conditions, to limit the number of Registrable Securities included in the registration. In addition, after the Company becomes qualified to use Form S-3, the holders of Registrable Securities will have the right to request an unlimited number of registrations on Form S-3 to register at least $5 million of such shares, subject to certain conditions, provided that the Company will not be required to effect such a registration within 180 days of the effective date of the most recent registration pursuant to this provision.

  In general, all fees, costs and expenses of such registrations (other than underwriting discounts and selling commissions applicable to sales of the Registrable Securities and all fees and disbursements of counsel for the Holders) will be borne by the Company. The registration rights described above apply to 30,588,197 shares of Common Stock held by the Holders upon completion of the Offerings. In connection with the Offerings, each of the Holders waived all registration, subscription and other similar rights that they may have.

  The Stockholders Agreement provides that the original Board of Directors of the Company was to be composed of Messrs. Staniar, Lynch, Vogelstein, Lapidus, Harris and Lee. Pursuant to the Stockholders Agreement, the stockholders who are a party thereto (comprising approximately 79% of the outstanding shares of Common Stock of the Company upon completion of the Offerings) have agreed to vote their shares of Common Stock for four directors nominated by Warburg if Warburg owns 50% or more of the Company's outstanding shares of Common Stock and Series A Preferred Stock, three directors if it owns 25% or more, two directors if it owns 15% or more and one director if it owns 5% or more.

  The Company, Warburg, NationsBanc and the Company's other stockholders have entered into an Agreement, pursuant to which the Company's stockholders have agreed to waive certain subscription, registration and other rights in connection with the Offerings. Pursuant to the Agreement, the Company's preferred stockholders have agreed to redeem and/or convert their shares of Series A Preferred Stock for an aggregate of $80 million in cash and 27,440,919 shares of Common Stock. Of such amounts, Warburg will receive $75.9 million and 25,024,481 shares of Common Stock and NationsBanc will receive $4.1 million and 1,361,877 shares of Common Stock. Messrs. Staniar, Lynch, Billstein, Cogan, Purdom, McCabe and Milberger will receive 400,736, 400,736, 6,249, 78,116, 78,116, 9,374 and 18,748 shares, respectively, and Mmes.
Bradley and Ellixson will receive 12,499 and 9,374 shares, respectively.

ISSUANCE OF RESTRICTED SHARES OF COMMON STOCK

  In connection with the issuance of 4,144,030 restricted shares of Common Stock pursuant to the Company's 1996 Stock Plan established in connection with the Acquisition, Warburg and the Company also entered into separate Stockholders Agreements with all of the Company's executive officers and other members of the Company's management. Pursuant to these agreements, members of management agreed not to transfer their shares except (i) to members of their immediate families and other related or controlled entities, (ii) to Warburg or an affiliate thereof or (iii) after the Offerings, upon 30 days prior written notice to the Board of Directors. The restrictions on transfer terminate after the Offerings when Warburg owns less than 10% of the outstanding shares of Common Stock and less than 10% of the outstanding shares of preferred stock. In addition, pursuant to these agreements, the Company agreed that, if the Company determined to register any shares of Common Stock for its own account or for the account of security holders, the Company would include in such registration all of the vested shares of Common Stock received by management pursuant to the 1996 Stock Plan. In addition, after the Company qualifies for Form S-3, management may request unlimited registrations of at least $5,000,000 of securities on Form S-3, provided that the Company is not required to effect a registration pursuant to this provision within 180 days of the effective date of the most recent registration pursuant to this provision. In connection with the Offerings, each recipient of shares of Common Stock under the 1996 Stock Plan waived all registration and other similar rights that they may have.

  Pursuant to the 1996 Stock Incentive Plan, the Company also entered into Restricted Share Agreements with each recipient of restricted shares of Common Stock, including each of the Company's executive officers. Pursuant to these agreements, Burton Staniar received 941,829 restricted shares, John Lynch received 941,829 restricted shares, Andrew Cogan received 376,731 restricted shares and Kathleen Bradley received 188,365 restricted shares. The agreements were dated February 29, 1996 and the shares vested at a rate of 20% per year, commencing on the date of grant (in the case of Messrs. Staniar, Lynch and Cogan) or on the first anniversary of the date of grant. The agreements provide that upon the voluntary termination of employment for reasons other than death, disability or retirement at age 65, or if the grantee's employment was terminated without cause, the nonvested restricted shares were to be immediately forfeited to the Company. Upon termination with cause, the agreements provide (i) in the case of Messrs. Staniar and Lynch, for the immediate forfeiture of all restricted shares, regardless of whether vested prior to termination, and (ii) that the Company may repurchase the shares of Common Stock at $0.10 per share.

OTHER

  NationsBanc, which is a beneficial owner of approximately five percent of the outstanding capital stock of the Company, is an affiliate of (i) NationsBank N.A., which is a party to the Credit Facilities, and (ii) NationsBanc Capital Markets, Inc., the initial purchaser of the Company's Notes. See "Principal and Selling Stockholders" and "Description of Certain Indebtedness."

  During 1996, the Company paid $137,337 to Emanuela Frattini Magnusson for design services and product royalties, the bulk of which was payable pursuant to the terms of a July 1993 Design Development Agreement between Emanuela Frattini and the Company pertaining to the Company's Propeller product line. Emanuela Frattini Magnusson is the wife of Carl G. Magnusson, the Company's Senior Vice President--Design.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with regard to the beneficial ownership of the Common Stock and Series A Preferred Stock as of April 18, 1997 and as adjusted to reflect the Offerings and the transactions contemplated hereby, by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Selling Stockholder, (iii) each director and named executive officer of the Company and (iv) all current directors and executive officers of the Company as a group.

                                BENEFICIAL OWNERSHIP PRIOR TO THE           BENEFICIAL OWNERSHIP
                                         OFFERINGS(1)(2)                 AFTER THE OFFERINGS(1)(2)
                         ----------------------------------------------- -----------------------------
NAME AND ADDRESS OF      SHARES OF SERIES A          SHARES OF
BENEFICIAL OWNER          PREFERRED STOCK   PERCENT COMMON STOCK PERCENT     SHARES        PERCENT
-------------------      ------------------ ------- ------------ ------- --------------- -------------
Warburg, Pincus Ven-
 tures, L.P.(3).........     1,469,081       91.6%   2,884,351    66.0%       27,908,832       70.1%
  466 Lexington Avenue
  New York, NY 10017
NationsBanc Investment
 Corp.(4)...............        79,950        5.0%     156,972     3.6%        1,518,848        3.8%
  100 Tryon Street, 10th
  Floor
  Charlotte, NC 28255
Burton B. Staniar(5)....        20,507        1.3%     416,994     9.5%          817,729        2.1%
John H. Lynch(5)........        20,507        1.3%      40,263       *           440,998        1.1%
Wolfgang
 Billstein(5)(6)........           320          *          628       *             6,877          *
Kathleen G. Brad-
 ley(5)(6)..............           640          *       38,929       *            51,427          *
Andrew B. Cogan(5)......         3,998          *      158,541     3.6%          236,656          *
Jeffrey A. Harris(7)....     1,469,081       91.6%   2,884,351    66.0%       27,908,832       70.1%
Sidney Lapidus(7).......     1,469,081       91.6%   2,884,351    66.0%       27,908,832       70.1%
Kewsong Lee(7)..........     1,469,081       91.6%   2,884,351    66.0%       27,908,832       70.1%
John L. Vogelstein(7)...     1,469,081       91.6%   2,884,351    66.0%       27,908,832       70.1%
All current directors
 and executive officers
 as a group
 (14 persons)...........     1,520,969       94.9%   3,607,829    82.5%       29,646,252       74.5%

--------
* Less than 1%.
(1) Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of Common Stock and Series A Preferred Stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. There are no shares subject to stock options exercisable within 60 days of the date of this Prospectus.

(2) The number of shares outstanding prior to the Offerings consists of 4,371,643 shares of Common Stock (excluding 2,919,665 restricted shares which have not yet vested) and 1,602,998 shares of Series A Preferred Stock. The number of shares of Common Stock deemed outstanding after the Offerings consists of 39,812,562 shares (excluding 2,919,665 restricted shares which have not yet vested, including an additional 8,000,000 shares of Common Stock being offered for sale by the Company in the Offerings and assuming the redemption and conversion of all outstanding shares of Series A Preferred Stock for an aggregate of $80 million and 27,440,919 shares of Common Stock).

(3) The sole general partner of Warburg, Pincus Ventures, L.P. ("Warburg"), is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages Warburg. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP has a 15% interest in the profits of Warburg as the general partner. Jeffrey A. Harris, Sidney Lapidus, Kewsong Lee and John L. Vogelstein, directors of the Company, are Managing Directors and members of EMW LLC and general partners of WP. As such, Messrs. Harris, Lapidus, Lee and Vogelstein may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Warburg. See Note 5 below.

(4) If the Underwriters exercise their overallotment options in full, NationsBanc will own 798,848 shares of Common Stock, or 2.0% of the shares of Common Stock outstanding.

(5) Excludes 565,098, 565,098, 0, 226,039, 150,692 and 2,015,514 restricted shares of Common Stock for Messrs. Staniar, Lynch, Billstein and Cogan, Ms. Bradley and all current directors and executive officers as a group, respectively, which have not yet vested.

(6) Does not include options to purchase 376,731 and 188,365 shares of Common Stock held by Mr. Billstein and Ms. Bradley, respectively, which vest at a rate of 20% per year beginning March 1998.

(7) All of the shares indicated as owned by Messrs. Harris, Lapidus, Lee and Vogelstein are owned directly by Warburg and are included because of the affiliation of such persons with Warburg. Messrs. Harris, Lapidus, Lee and Vogelstein disclaim "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. See Note 3 above.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company and certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Restated By-laws (the "By-laws"). Upon completion of the Offerings, the authorized capital stock of the Company will consist of (i) 100,000,000 shares of Common Stock, par value $.01 per share, of which 39,812,562 shares will be outstanding (excluding 2,919,665 restricted shares which have not yet vested) and (ii) 10,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"), of which no shares will be outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the stockholders of the Company and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares offered by the Company in the Offerings will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

  At present, there is no established trading market for the Common Stock. The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance.

PREFERRED STOCK

  As of April 18, 1997, there were outstanding 1,602,998 shares of Series A Preferred Stock held of record by Warburg and NationsBanc and certain members of management. With a portion of the net proceeds of the Offerings, the Company will redeem 800,000 shares of Series A Preferred Stock; the remaining shares of Series A Preferred Stock will be converted into 27,440,919 shares of Common Stock. The Board of Directors is authorized to issue Preferred Stock without stockholder approval and upon such terms as the Board of Directors may determine. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of the outstanding stock of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. For example, the issuance of Preferred Stock could result in a class of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATIONS ON DIRECTORS' LIABILITY

  The Certificate and By-laws limit the liability of directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for (i) breach of the directors' and officers' duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption and (iv) any transaction from which the director or officer derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's or an officer's duty of care, and this provision of the Company's Certificate has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care. The Company does not believe that these provisions will limit liability under state or federal securities laws. However, the Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar of the Common Stock is The Bank of New
York.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

DESCRIPTION OF CREDIT FACILITIES

  General. The Company has entered into a credit agreement with various lenders (the "Lenders") and NationsBank, N.A., as Administrative Agent, permitting the Company to borrow an aggregate principal amount of up to $230 million, consisting of a $130 million revolving credit facility (the "Revolving Credit Facility") and $100 million term loan facility (the "Term Loan Facility," and together with the Revolving Credit Facility, the "Credit Facilities"). The Credit Facilities are guaranteed by all existing and future domestic wholly owned subsidiaries of the Company (in this context, the "Guarantors"). The Revolving Credit Facility includes a $20 million sub-limit for standby and commercial letters of credit.

  Security. Indebtedness of the Company under the Credit Facilities is secured by, among other things, (i) 100% of the capital stock of the Company and each of its domestic subsidiaries and (ii) 65% of the capital stock of each of its foreign subsidiaries that are directly owned by the Company or by a wholly owned domestic subsidiary of the Company. In addition, the Lenders hold a first priority security interest in substantially all of the assets and properties of the Company and the Guarantors. The Lenders will release all of the collateral securing the Credit Facilities (i) if the Company's debt ratings reach specified levels or (ii) if the Company receives at least $100 million net cash proceeds of an initial public offering and reaches and maintains specified ratios of funded debt to EBITDA (as defined in the Credit Facilities). The Company believes that the Lenders will release all of the Collateral in connection with the Offerings.

  Interest. Indebtedness under the Credit Facilities bears interest at a floating rate based, at the Company's option, upon (i) LIBOR (the London Interbank Offered Rate) for one, two, three or six months plus .875% or (ii) the greater of the federal funds rate plus 0.5% or the prime rate. These rates are subject to change based on the Company's ratio of funded debt to EBITDA.

  Maturity. Loans made pursuant to the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time until December 17, 2002, subject to satisfaction of certain conditions on the date of any such borrowing. No letter of credit shall have an expiration date that is more than one year after the issuance date thereof or that is after the termination date of the Revolving Credit Facility. The loan made under the Term Loan Facility was made in a single drawing on December 17, 1996 and will mature on December 17, 2002. The Term Loan Facilities will be subject to quarterly amortization of principal which commenced on March 31, 1997, in an aggregate amount of $15 million in 1997, $15 million in 1998, $15 million in 1999, $15 million in 2000, $20 million in 2001 and $20 million in 2002. The Credit Facilities will be permanently reduced with specified portions of the proceeds of asset sales.

  Certain Fees. The Company is also required to pay to the Banks a commitment fee equal to .25% per annum on the committed undrawn amount of the Revolving Credit Facility, subject to adjustment based upon the Company's ratio of funded debt to EBITDA and letter of credit fees equal to .875% per annum based on the average daily maximum amount available to be drawn on letters of credit from the date of issuance to the date of expiration, subject to adjustment under similar circumstances.

  Covenants. The Credit Facilities require the Company to meet two financial tests quarterly, a Funded Debt to EBITDA Ratio and an EBITDA to Interest Ratio, which tests become increasingly restrictive during the term of the Credit Facilities. The Credit Facilities also contain covenants which limit, subject to certain exceptions, (i) the incurrence of additional indebtedness;
(ii) capital expenditures in excess of an aggregate of $36 million in any fiscal year with a $10 million one-year carry-over; (iii) sale/leaseback transactions other than those for personal property in an amount of up to $5 million during the term of the Credit Facilities; (iv) declaration or payment of dividends and stock repurchases, provided that (A) subsequent to the Company's initial public offering the Company may pay dividends in an amount of $10 million so long as the Company's leverage ratio is less than or equal to 2.5 to 1 and (B) net cash proceeds from a public equity offering of the Company may be used to pay dividends or redeem stock within 60 days of such public equity offering in such amounts as the Company and the Guarantors may choose in their sole discretion; (v) loans to and investments in third parties; (vi) changes to the character of the business of the Company or Guarantors; (vii) most transactions with affiliates other than on terms substantially as favorable as would be obtainable in a comparable arm's length transaction; (viii) sales or leases of assets; (ix) acquisitions; (x) mergers and consolidations, provided that any of the subsidiaries of the Company may be merged into one another or into the Company; (xi) prepayments of subordinated indebtedness; and (xii) liens and encumbrances and other matters customarily restricted in such agreements. The Credit Facilities also require the Company to pledge after-acquired assets, including stock of after-acquired or formed subsidiaries, and to deliver guarantees by wholly owned domestic subsidiaries, with limited exceptions; to maintain its interest rate protection agreements in an amount equal to 40% or more of the outstanding principal amount under the Credit Facilities; and to maintain insurance.

  Events of Default. The Credit Facilities contain standard events of default, including (i) defaults in the payment of principal or interest, (ii) defaults in the observance of covenants contained in the Credit Facilities and related documentation, (iii) events which cause the guarantees to cease to be in full force and effect, (iv) certain bankruptcy events with respect to the Company and certain of its subsidiaries, (v) cross defaults on at least $5 million of other indebtedness of the Company or any of its subsidiaries, (vi) judgments, orders or decrees involving $5 million or more, (vii) certain events related to ERISA, (viii) events which cause the subordination provisions of certain subordinated debt to cease to be in full force and effect, and (ix) a change of control of the Company. After an initial public equity offering of the Company, a change of control is deemed to occur if, among other events, any person or group becomes the beneficial owner of 35% or more of the voting power of the voting stock of the Company on a fully diluted basis and such person or group is the beneficial owner of a greater percentage of the voting power of the voting stock than the percentage beneficially owned by Warburg, NationsBanc Investment Corp. and the Company's senior management.

DESCRIPTION OF THE NOTES

  General. The Company issued $165,000,000 of 10 7/8% Senior Subordinated Notes Due 2006 in connection with the Acquisition pursuant to an Indenture among the Company, The Knoll Group, Inc., Knoll North America, Inc., Spinneybeck Enterprises, Inc. and Knoll Overseas, Inc., as Guarantors, and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). On July 15, 1996, the Company consummated an offer (the "Exchange Offer") to exchange such notes for the Notes registered under the Securities Act.

  Principal, Maturity and Interest. The Notes are limited in aggregate principal amount to $165 million and will mature on March 15, 2006. Interest on the Notes accrues at 10 7/8% per annum and is payable semiannually in arrears on March 15 and September 15 of each year. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

  Note Guarantees. The Notes are unsecured senior subordinated general obligations of the Company and are unconditionally guaranteed on a senior subordinated and unsecured basis by each existing and future Domestic Subsidiary of the Company (the existing and future Domestic Subsidiaries of the Company are referred to collectively as the "Guarantors").

  Subordination. The payment of principal of, premium, if any, and interest on the Notes and the guarantees thereon are subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash of Senior Indebtedness of the Company, including borrowings under the Credit Facilities, whether outstanding on the date of the Indenture or thereafter incurred.

  Redemption. The Notes are not redeemable at the Company's option prior to March 15, 2001. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

        YEAR                                                          PERCENTAGE
        ----                                                          ----------
        2001.........................................................  105.438%
        2002.........................................................  103.625%
        2003.........................................................  101.812%
        2004 and thereafter..........................................  100.000%

  In addition, at any time on or before March 15, 1999, the Company may redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of a public equity offering at a redemption price equal to 110% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after such redemption. The Company intends to use a portion of the net proceeds of the Offerings to redeem Notes in the aggregate principal amount of $57.8 million. See "Use of Proceeds." The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

  Repurchase at the Option of Holders. Each holder of Notes has the right to require the Company to repurchase all or any part of such holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon upon a change of control of the Company. After consummation of the Offerings, a change of control for this purpose means, among other things, (i) a person or group has become the beneficial owner of 35% or more of the voting power of the voting stock of the Company, or of such percentage of the voting power than that owned by the Initial Stockholders (as defined in the Indenture), or (ii) during any period of two consecutive calendar years, individuals elected to the Board of Directors of the Company by the Initial Stockholders cease to be a majority of the directors of the Company then in office.

  Covenants. The Indenture restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, engage in any sale and leaseback transaction, sell stock of subsidiaries, sell assets, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any senior indebtedness (including indebtedness incurred under the Credit Facilities and any other indebtedness permitted to be incurred under the Indenture) and senior in right of payment to the Notes. The Indenture permits, under certain circumstances, the Company's subsidiaries to be deemed unrestricted subsidiaries and thus not subject to the restrictions of the Indenture.

  Events of Default. The Indenture contains standard events of default, including (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the Indenture, (iii) cross defaults on more than $10 million of other indebtedness, (iv) failure to pay more than $10 million of judgments, and (v) certain events of bankruptcy with respect to the Company and certain of its subsidiaries.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings there has been no market for the shares of the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registration Rights."

  Upon completion of the Offerings, the Company expects to have 39,812,562 shares of Common Stock outstanding (excluding 2,919,665 shares of Common Stock which have been granted but have not yet vested), assuming no exercise of the Underwriters' over-allotment options. Of these shares, the 8,000,000 shares of Common Stock sold in the Offerings will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144.

  An aggregate of approximately 31,812,562 shares of Common Stock held by existing stockholders upon completion of this offering will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including among others, the exemption provided by Rule 144 under the Securities Act. Upon expiration of the lock-up period described below, approximately 31,010,274 shares will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other restrictions described below.

  In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 398,125 shares immediately after the Offerings) or the average weekly reported volume of trading of the Common Stock on the NYSE during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

  Subject to the lock-up agreements described below, any employee of the Company who purchased his or her shares of Common Stock pursuant to a written compensation plan or contract may be entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits nonaffiliates to sell their Rule 701 shares after 90 days after the initial public offering without having to comply with the current public information, holding period, volume limitation or notice provision of Rule 144 and permits affiliates to sell their Rule 701 shares after 90 days after the initial public offering without having to comply with Rule 144's holding period restrictions.

  The Company intends to file as soon as practicable after the closing of the Offerings a registration statement on Form S-8 under the Securities Act to register approximately 6,964,898 shares of Common Stock previously issued as restricted stock (including 2,919,665 shares which have been granted but not yet vested) or reserved for issuance (including shares subject to previously granted options) or sale under the Stock Plans and the Company's employee stock purchase plan. The Form S-8 will include, in some cases, shares for which an exemption under Rule 144 or Rule 701 would also be available, thus permitting the resale of shares issued under the Stock Incentive Plans by non-affiliates in the public market without restriction under the Securities Act. Such registration statement is expected to become effective immediately upon filing, whereupon shares registered thereunder will become eligible for sale in the public market, subject to vesting and, in certain cases, subject to the lock-up agreements described below. At the date of this Prospectus, options to purchase an aggregate of 1,318,552 shares of Common Stock are outstanding under the Stock Plans.

  Notwithstanding the foregoing, in connection with the Offerings, the Company, its executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement, (ii) upon the exercise of outstanding stock options or (iii) the issuance of options pursuant to the Stock Plans.

  The holders of all shares outstanding prior to the Offerings are entitled to certain registration rights with respect to their shares. See "Certain Transactions--Stockholders Agreement."

                       CERTAIN UNITED STATES FEDERAL TAX
                 CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates).

ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

  In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax (if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Proposed Treasury regulations, which are proposed to be effective for payments made after December 31, 1997, however, generally would require Non-U.S. Holders to file an I.R.S. Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF COMMON STOCK

  In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain either is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and, in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during this period generally would not be subject to United States federal income tax, provided that the Common Stock is regularly traded on an established securities market.

ESTATE TAX

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

  The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

  United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "Dividends") generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

  The payment of proceeds from the disposition of Common Stock or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has not actual knowledge to the contrary). Proposed regulations state that backup withholding will not apply to such payments unless the broker has actual knowledge that the payee is a U.S. person.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholder and the U.S. Underwriters, and concurrently with the sale of 1,600,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        U.S. UNDERWRITER                                                SHARES
        ----------------                                               ---------
   Merrill Lynch, Pierce, Fenner & Smith
    Incorporated......................................................
   Credit Suisse First Boston Corporation.............................
   Goldman, Sachs & Co. ..............................................
   Morgan Stanley & Co. Incorporated..................................
                                                                       ---------
        Total......................................................... 6,400,000
                                                                       =========

  The Company and the Selling Stockholder have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 6,400,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company, an aggregate of 1,600,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

  The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
less a concession not in excess of $   per share of Common Stock. The U.S.
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $   per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company and the Selling Stockholder have granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 960,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each

U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company and the Selling Stockholder also have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 240,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

  At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares to be sold and offered hereby by the Company to certain dealers of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offerings will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

  The Company, its executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholder and the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

  The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "KNL." In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

  The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company and the Selling Stockholder have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

  The consolidated financial statements of Knoll, Inc. at December 31, 1996 and for the ten month period then ended and the consolidated financial statements of the Predecessor for the two month period ended February 29, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of The Knoll Group, Inc. as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission under the Securities Act a Registration Statement on Form S-1 with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedule filed as a part thereof. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (Seven World Trade Center, New York, New York 10007) and Chicago (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661). Copies of such material can be obtained from the public reference section of the Commission at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

                                  KNOLL, INC.

                         INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS                                                PAGE
                                                                            ----
Reports of Independent Auditors...........................................   F-2
Consolidated Balance Sheets at December 31, 1996 (Actual and Unaudited Pro
 Forma) and 1995 (Predecessor)............................................   F-4
Consolidated Statements of Operations for the Ten Months Ended December
 31, 1996, the Two Months Ended February 29, 1996 (Predecessor) and the
 Years Ended December 31, 1995 and 1994 (Predecessor).....................   F-5
Consolidated Statements of Cash Flows for the Ten Months Ended December
 31, 1996, the Two Months Ended February 29, 1996 (Predecessor) and the
 Years Ended December 31, 1995 and 1994 (Predecessor).....................   F-6
Consolidated Statements of Changes in Stockholders' Equity for the Ten
 Months Ended December 31, 1996, the Two Months Ended February 29, 1996
 (Predecessor) and the Years Ended December 31, 1995 and 1994
 (Predecessor)............................................................   F-7
Notes to the Consolidated Financial Statements............................   F-8

CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Balance Sheets at March 31, 1997 and December 31,
 1996.....................................................................  F-40
Condensed Consolidated Statements of Operations for the three months ended
 March 31, 1997, the one month ended March 31, 1996 and the two months ended February 29, 1996 (Predecessor)....................................  F-41
Condensed Consolidated Statements of Cash Flows for the three months ended
 March 31, 1997, the one month ended March 31, 1996 and the two months ended February 29, 1996 (Predecessor)....................................  F-42
Notes to the Condensed Consolidated Financial Statements..................  F-43

PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Financial Information.................................   P-1
Unaudited Pro Forma Consolidated Income Statement for the Year Ended
 December 31, 1996........................................................   P-2
Unaudited Pro Forma Consolidated Income Statement for the Three Months
 Ended March 31, 1997.....................................................   P-3
Unaudited Pro Forma Consolidated Income Statement for the Three Months
 Ended March 31, 1996.....................................................   P-4
Notes to Unaudited Pro Forma Financial Information........................   P-5

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Knoll, Inc.

  We have audited the accompanying consolidated balance sheet of Knoll, Inc. as of December 31, 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the ten month period ended December 31, 1996 (post-acquisition period), and the consolidated statements of operations, changes in stockholders' equity and cash flows of The Knoll Group, Inc. (Predecessor) for the two month period ended February 29, 1996 (pre-acquisition period). Our audits also included the financial statement schedule (as it pertains to 1996) as listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knoll, Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for the post-acquisition period in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of the Knoll Group, Inc. for the pre-acquisition period in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic 1996 financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Philadelphia, Pennsylvania

March 14, 1997, except for Note 23,as to which the date is the effective date of the registration statement.

  The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts to effect the change in common and preferred stock described in Note 23 to the financial statements.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania

March 14, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Knoll, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of The Knoll Group, Inc., an organizational unit of Westinghouse Electric Corporation (Westinghouse), at December 31, 1995, and the results of their operations, cash flows and changes in stockholders' equity for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Westinghouse's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The Knoll Group, Inc. is a business unit of Westinghouse for each of the two years ended December 31, 1995 and, as disclosed in Note 4 to the accompanying financial statements, engaged in various transactions and relationships with other Westinghouse entities.

                                          /s/ Price Waterhouse LLP

Pittsburgh, Pennsylvania
January 15, 1996

                                  KNOLL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                             (UNAUDITED)  THE KNOLL GROUP, INC.
                                                                                   ACTUAL     PRO FORMA       (PREDECESSOR)
                                                                                DECEMBER 31, DECEMBER 31,     DECEMBER 31,
                                                                                    1996         1996             1995
                                                                                ------------ ------------ ---------------------
                                                                                     (IN THOUSANDS)          (IN THOUSANDS)
                                    ASSETS
Current assets:
  Cash and cash equivalents...................................................    $  8,804     $  8,804         $  1,569
  Customer receivables, net...................................................     111,166      111,166          114,592
  Inventories.................................................................      57,811       57,811           59,643
  Deferred income taxes.......................................................      17,474       17,474           18,273
  Prepaid and other current assets............................................       7,424        7,424            8,465
                                                                                  --------     --------         --------
    Total current assets......................................................     202,679      202,679          202,542
Property, plant, and equipment................................................     176,218      176,218          164,633
Intangible assets.............................................................     286,940      286,940          240,772
Prepaid pension cost..........................................................         --           --            45,161
Other noncurrent assets.......................................................       9,875        9,875            3,602
                                                                                  --------     --------         --------
    Total Assets..............................................................    $675,712     $675,712         $656,710
                                                                                  ========     ========         ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.............................................................    $    --      $    --          $  1,496
  Current maturities of long-term debt........................................      23,265       23,265            3,287
  Accounts payable--trade.....................................................      50,250       50,250           45,850
  Accounts payable--related parties...........................................         --           --               413
  Income taxes payable........................................................         388          388           13,973
  Accrued restructuring costs.................................................       1,979        1,979           10,868
  Other current liabilities...................................................      62,043       62,043           43,957
                                                                                  --------     --------         --------
    Total current liabilities.................................................     137,925      137,925          119,844
Long-term debt................................................................     330,889      330,889              251
Deferred income taxes.........................................................       1,931        1,931           29,574
Postretirement benefits obligation............................................      15,873       15,873           20,593
Other noncurrent liabilities..................................................      11,290       11,290            5,997
Series A 12% Participating Convertible Preferred Stock to be redeemed; 800,000
 shares; liquidation value at $100 per share..................................         --        80,000              --
                                                                                  --------     --------         --------
    Total liabilities.........................................................     497,908      577,908          176,259
                                                                                  --------     --------         --------
Stockholders' equity:
  Preferred stock; $1.00 par value; authorized 10,000,000 shares, issued and
   outstanding 1,602,998 shares at December 31, 1996..........................       1,603          --               --
  Common stock, $.01 par value; authorized 100,000,000 shares; issued and
   outstanding 7,291,308 shares actual and 34,732,227 shares pro forma........          73          347              --
  Additional paid-in-capital..................................................     160,147       81,476              --
  Unearned stock grant compensation...........................................      (1,387)      (1,387)             --
  Retained earnings...........................................................      16,836       16,836              --
  Parent company investment...................................................         --           --           503,317
  Cumulative foreign currency translation adjustment..........................         532          532          (22,866)
                                                                                  --------     --------         --------
    Total stockholders' equity................................................     177,804       97,804          480,451
                                                                                  --------     --------         --------
    Total Liabilities and Stockholders' Equity................................    $675,712     $675,712         $656,710
--------------------------------------------------
                                                                                  ========     ========         ========

        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           THE KNOLL
                                          GROUP, INC.
                                         (PREDECESSOR)  THE KNOLL GROUP, INC.
                            TEN MONTHS    TWO MONTHS        (PREDECESSOR)
                              ENDED          ENDED     YEAR ENDED DECEMBER 31,
                           DECEMBER 31,  FEBRUARY 29,  ------------------------
                               1996          1996         1995         1994
                          -------------- ------------- -----------  -----------
                          (IN THOUSANDS,            (IN THOUSANDS)
                            EXCEPT PER
                           SHARE DATA)
Sales to customers......     $561,534      $ 89,933    $   610,723  $   562,598
Sales to related
 parties................          --            299         10,169          271
                             --------      --------    -----------  -----------
Total sales.............      561,534        90,232        620,892      562,869
Cost of sales to
 customers..............      358,841        59,514        410,615      409,909
Cost of sales to related
 parties................          --            200          7,017          195
                             --------      --------    -----------  -----------
Gross profit............      202,693        30,518        203,260      152,765
Provision for
 restructuring..........          --            --             --        29,180
Selling, general, and
 administrative
 expenses...............      131,349        21,256        138,527      167,238
Westinghouse long-term
 incentive
 compensation...........          --         47,900            --           --
Allocated corporate
 expenses...............          --            921          9,528        5,881
                             --------      --------    -----------  -----------
Operating income
 (loss).................       71,344       (39,559)        55,205      (49,534)
Interest expense........       32,952           340          1,430        3,225
Other income (expense),
 net....................          447          (296)        (1,597)         699
                             --------      --------    -----------  -----------
Income (loss) before
 income taxes and
 extraordinary item.....       38,839       (40,195)        52,178      (52,060)
Income tax expense
 (benefit)..............       16,844       (16,107)        22,846        7,713
                             --------      --------    -----------  -----------
Income (loss) before
 extraordinary item.....       21,995       (24,088)        29,332      (59,773)
Extraordinary loss on
 early extinguishment of
 debt, net of taxes.....        5,159           --             --           --
                             --------      --------    -----------  -----------
Net income (loss).......     $ 16,836      $(24,088)   $    29,332  $   (59,773)
                             ========      ========    ===========  ===========
Earnings per share (See
 Note 2):
Pro forma income before
 extraordinary item per
 share of Common Stock..     $    .63
Pro forma loss per share
 on extraordinary item..         (.15)
                             --------
Pro forma net income per
 share of Common Stock..     $    .48
                             ========
Pro forma weighted
 average shares of
 Common Stock
 Outstanding............       35,030
                             ========


        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        THE KNOLL
                                                                                       GROUP, INC.
                                                                                      (PREDECESSOR)  THE KNOLL GROUP, INC.
                                                                         TEN MONTHS    TWO MONTHS        (PREDECESSOR)
                                                                           ENDED          ENDED     YEAR ENDED DECEMBER 31,
                                                                        DECEMBER 31,  FEBRUARY 29,  -------------------------
                                                                            1996          1996         1995          1994
                                                                       -------------- ------------- -----------  ------------
                                                                       (IN THOUSANDS)             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).....................................................   $  16,836      $ (24,088)  $    29,332  $    (59,773)
Noncash items included in income:
  Depreciation........................................................      19,251          3,150        19,006        21,478
  Amortization of intangible assets...................................       7,881          1,167         6,993         7,006
  Loss on disposal of assets..........................................          87            --            --            --
  Extraordinary loss..................................................       8,542            --            --            --
  Noncash restructuring charges.......................................         --             --            --          9,367
  Foreign currency transaction loss...................................         354            --            --            --
Changes in assets and liabilities:
  Customer receivables................................................      (5,110)         8,798        (5,850)      (11,269)
  Inventories.........................................................       1,416            671           (76)       (9,619)
  Accounts payable....................................................      15,870        (15,292)       (7,005)       18,533
  Current and deferred income taxes...................................      (3,961)       (16,627)       13,185         2,186
  Other current assets................................................         747          2,283           453        (1,186)
  Other current liabilities...........................................      18,372         (7,190)      (23,177)       16,951
  Other noncurrent assets and liabilities.............................       9,217         (6,911)       19,003         2,542
                                                                         ---------      ---------   -----------  ------------
Cash provided by (used in) operating activities.......................      89,502        (54,039)       51,864        (3,784)
                                                                         ---------      ---------   -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of the company from Westinghouse..........................    (579,801)           --            --            --
Capital expenditures..................................................     (15,255)        (2,296)      (19,334)      (20,157)
Proceeds from sale of assets..........................................         218            --            316           332
                                                                         ---------      ---------   -----------  ------------
Cash used in investing activities.....................................    (594,838)        (2,296)      (19,018)      (19,825)
                                                                         ---------      ---------   -----------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt, net.....................................      (1,483)        (3,805)      (20,961)       (2,758)
Proceeds from long-term debt..........................................     615,000            --            --            --
Repayment of long-term debt...........................................    (262,130)           --         (8,913)       (2,753)
Issuance of stock.....................................................     160,400            --            --            --
Net receipts from (payments to) parent company........................         --          60,848        (6,900)       33,836
                                                                         ---------      ---------   -----------  ------------
Cash provided by (used in) financing activities.......................     511,787         57,043       (36,774)       28,325
                                                                         ---------      ---------   -----------  ------------
Effect of exchange rate changes on cash and cash equivalents..........          18             58            13        (1,996)
                                                                         ---------      ---------   -----------  ------------
Increase (decrease) in cash and cash equivalents......................       6,469            766        (3,915)        2,720
Cash and cash equivalents at beginning of period......................       2,335          1,569         5,484         2,764
                                                                         ---------      ---------   -----------  ------------
Cash and cash equivalents at end of period............................   $   8,804      $   2,335   $     1,569  $      5,484
--------------------------------------------------
                                                                         =========      =========   ===========  ============

        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                          THE KNOLL
                                                                                         GROUP, INC.
                                                                                        (PREDECESSOR)  THE KNOLL GROUP, INC.
                                                                         TEN MONTHS      TWO MONTHS        (PREDECESSOR)
                                                                           ENDED            ENDED     YEAR ENDED DECEMBER 31,
                                                                        DECEMBER 31,    FEBRUARY 29,  ------------------------
                                                                            1996            1996         1995         1994
                                                                     ------------------ ------------- -----------  -----------
                                                                       (IN THOUSANDS,
                                                                     EXCEPT SHARE DATA)   (IN THOUSANDS, EXCEPT SHARE DATA)
PREFERRED STOCK
Balance at beginning of period (1,599,000 shares)...................     $   1,599        $     --    $       --   $       --
Shares issued (3,998 shares)........................................             4              --            --           --
                                                                         ---------        ---------   -----------  -----------
Balance at end of period............................................         1,603              --            --           --
                                                                         ---------        ---------   -----------  -----------
COMMON STOCK
Balance at beginning of period (3,139,430 shares)...................            31              --            --           --
Shares issued under the Stock Incentive Plan (4,144,030 shares).....            42              --            --           --
                                                                         ---------        ---------   -----------  -----------
Balance at end of period............................................            73              --            --           --
                                                                         ---------        ---------   -----------  -----------
ADDITIONAL PAID-IN-CAPITAL
Balance at beginning of period......................................       158,370              --            --           --
Shares issued.......................................................           396              --            --           --
Shares issued under the Stock Incentive Plan........................         1,381              --            --           --
                                                                         ---------        ---------   -----------  -----------
Balance at end of period............................................       160,147              --            --           --
                                                                         ---------        ---------   -----------  -----------
UNEARNED STOCK GRANT COMPENSATION
Balance at beginning of period......................................           --               --            --           --
Shares issued under the Stock Incentive Plan........................        (1,522)             --            --           --
Earned stock grant compensation.....................................           135              --            --           --
                                                                         ---------        ---------   -----------  -----------
Balance at end of period............................................        (1,387)             --            --           --
                                                                         ---------        ---------   -----------  -----------
RETAINED EARNINGS
Balance at beginning of period......................................           --               --            --           --
Net income..........................................................        16,836              --            --           --
                                                                         ---------        ---------   -----------  -----------
Balance at end of period............................................        16,836              --            --           --
                                                                         ---------        ---------   -----------  -----------
PARENT COMPANY INVESTMENT
Balance at beginning of period......................................           --           503,317       480,885      506,822
Net income (loss)...................................................           --           (24,088)       29,332      (59,773)
Capital expenditures................................................           --             2,296        19,334       20,157
Proceeds from asset sales...........................................           --               --           (316)        (332)
Net interunit transactions..........................................           --            58,552       (25,918)      14,011
                                                                         ---------        ---------   -----------  -----------
Balance at end of period............................................           --           540,077       503,317      480,885
                                                                         ---------        ---------   -----------  -----------
CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance at beginning of period......................................           --           (22,866)      (22,879)     (20,883)
Translation adjustment..............................................           532               58            13       (1,996)
                                                                         ---------        ---------   -----------  -----------
Balance at end of period............................................           532          (22,808)      (22,866)     (22,879)
                                                                         ---------        ---------   -----------  -----------
TOTAL STOCKHOLDERS' EQUITY..........................................     $ 177,804        $ 517,269   $   480,451  $   458,006
--------------------------------------------------
                                                                         =========        =========   ===========  ===========

        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

  Knoll, Inc. and its subsidiaries (the Company or Knoll) are engaged in the design, manufacture, and sale of office furniture products and accessories, focusing on the middle to high end segments of the contract furniture market. The Company has operations in the United States (U.S.), Canada, and Europe and sells its products primarily through its direct sales representatives and independent dealers.

  The Company was formed on February 29, 1996 as a result of the acquisition of the office furniture business unit (The Knoll Group, Inc. and related entities) of Westinghouse Electric Corporation (Westinghouse). See Note 3 for further discussion of the acquisition.

  The accompanying consolidated financial statements present the financial position of the Company as of December 31, 1996 and of the Predecessor as of December 31, 1995, the results of operations, cash flows, and changes in stockholders' equity of the Company for the ten month period ended December 31, 1996, and the results of operations, cash flows, and changes in stockholders' equity of the Predecessor for the two month period ended February 29, 1996 and the years ended December 31, 1995 and 1994.

  Since the Predecessor was a business unit of Westinghouse, the accompanying financial statements of the Predecessor include estimates for certain expenses incurred by the parent on its behalf. These expenses generally include, but are not limited to, officer and employee salaries, rent, depreciation, accounting and legal services, other selling, general and administrative expenses, and other such expenses.

  The results of the Predecessor's domestic operations were included in the consolidated United States federal income tax return of Westinghouse, while the results of its operations in Canada and Europe were reported separately to their respective taxing jurisdictions. The income tax information in the accompanying financial statements of the Predecessor is presented as if the Predecessor had not been included in the consolidated tax returns of Westinghouse or other affiliates (i.e. on a stand-alone basis). The recognition and measurement of income tax expense and deferred income taxes required certain assumptions, allocations, and significant estimates that management believes are reasonable to measure the tax consequences as if the Predecessor were a stand-alone taxpayer.

  The operating results of the European subsidiaries are reported and included in the consolidated financial statements on a one month lag to allow for the timely presentation of consolidated information. The effect of this presentation is not material to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

  The consolidated financial statements of the Company include the accounts of Knoll, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

  The consolidated financial statements of the Predecessor include the accounts of The Knoll Group, Inc. and related entities after elimination of intercompany transactions and balances except for those with other units of Westinghouse as described in Note 4.

  Revenue Recognition

  Sales are recognized as products are shipped and services are rendered.

                                  KNOLL, INC.

  Cash and Cash Equivalents

  Cash and cash equivalents includes cash on hand and investments with original maturities of three months or less.

  Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  Property, Plant, Equipment, and Depreciation

  Property, plant, and equipment are recorded at cost. Depreciation of plant and equipment is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: 45 years for buildings and 3 to 12 years for machinery and equipment.

  Intangible Assets

  Intangible assets consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost. Goodwill and trademarks are amortized under the straight-line method over 40 years, while deferred financing fees are amortized over the life of the respective debt.

  Management reviews the carrying value of goodwill and other intangibles on an ongoing basis. When factors indicate that an intangible asset may be impaired, management uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the book value of the intangible asset is written down to its estimated fair value.

  Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

  As discussed in Note 1, the U.S. operations of the Predecessor for the first two months of 1996 and for the years ended December 31, 1995 and 1994 were included in a consolidated U.S. income tax return of Westinghouse and its subsidiaries. Income taxes are provided in the accompanying financial statements as if the Predecessor had filed a separate tax return.

  Foreign Currency Translation

  Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using current rates. The resulting translation adjustments are accumulated as a separate component of stockholders' equity.

  Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than those of the foreign subsidiaries are included in income in the year in which the change occurs.

  Stock-Based Compensation

  Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the

                                  KNOLL, INC.

  intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," the former standard. The Company has elected to account for stock-based compensation under the former standard. Accordingly, compensation expense for restricted stock awards and stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. For those entities which choose to measure compensation expense under the former standard, SFAS No. 123 requires supplemental disclosure to show the effects on operations as if the new measurement criteria had been used. If the new measurement criteria under SFAS No. 123 had been adopted, the Company's results of operations would not differ from those reflected in the historical financial statements.

  Share and Per Share Amounts (Unaudited)

  All numbers of shares of Common Stock and per share amounts have been adjusted to give retroactive effect to the 3.13943-for-1 stock split as discussed in Note 23.

  Because of the significance of the redemption and conversion into Common Stock of the outstanding Series A Preferred Stock upon consummation of the initial public offering (IPO), historical net income (loss) per share is not presented herein. Pro forma net income per share amounts are based on the weighted average number of shares of Common Stock and Common Stock equivalents (employee stock options) outstanding during the period, after giving effect to the redemption and conversion into Common Stock of the Series A Preferred Stock assuming such redemption and conversion had occurred at the beginning of the period presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all Common Stock and options to purchase Common Stock issued at prices below the initial public offering price per share during the twelve month period immediately preceding the initial filing date of the Company's registration statement for the offerings have been included as outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price).

  Unaudited Pro Forma Balance Sheet

  The unaudited pro forma balance sheet at December 31, 1996 reflects the assumed redemption and conversion of the preferred stock for cash and shares of common stock upon consummation of the initial public offering.

  Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

  Reclassifications

  Certain amounts in the accompanying financial statements of the Predecessor have been reclassified to conform with the Company's 1996 classifications.

3. ACQUISITION

  On December 20, 1995, Westinghouse entered into a Stock Purchase Agreement (the Agreement) with T.K.G. Acquisition Corp. (TKG), a subsidiary of Warburg, Pincus Ventures, L.P. Under the terms of the Agreement, TKG acquired all of the outstanding capital stock of The Knoll Group, Inc. and related entities on February 29, 1996 through its wholly owned subsidiary T.K.G. Acquisition Sub, Inc. Immediately following this transaction, T.K.G. Acquisition Sub, Inc. and The Knoll Group, Inc. merged with and into Knoll North America, Inc., the principal U.S. operating company of The Knoll Group, Inc. Knoll North America, Inc. changed its name to Knoll, Inc. at the time of the merger. On March 14, 1997, Knoll, Inc. merged with and into TKG. TKG then changed its name to Knoll, Inc.

                                  KNOLL, INC.

  The cost of the acquisition was $579,801,000. TKG funded the acquisition through proceeds of $160,000,000 received from the sale of TKG capital stock, $165,000,000 received from an offering of 10.875% senior subordinated notes due 2006, and $260,000,000 in borrowings under senior bank credit facilities. T.K.G. Acquisition Sub, Inc. executed the offering of the senior notes and borrowings under the credit facilities. As such, upon the acquisition and subsequent merger, the senior notes and credit facility borrowings became obligations of Knoll, Inc.

  The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon fair market value at the date of acquisition. The excess of the consideration paid over the estimated fair value of the net assets acquired, totaling $66,850,000, has been recorded as goodwill and is being amortized on a straight-line basis over 40 years. The purchase price allocation is summarized as follows (in thousands):

      Net working capital............................................. $101,446
      Property, plant and equipment...................................  180,074
      Goodwill........................................................   66,850
      Other intangible assets.........................................  239,557
      Other noncurrent liabilities, net...............................   (8,126)
                                                                       --------
                                                                       $579,801
                                                                       ========

  The following table sets forth unaudited pro forma consolidated results of operations assuming that the acquisition had taken place at the beginning of the years presented:

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                         1996        1995
                                                      ----------- -----------
                                                          (IN THOUSANDS)
      Sales.......................................... $   651,766 $   620,892
      Cost of sales..................................     419,908     425,327
                                                      ----------- -----------
      Gross profit...................................     231,858     195,565
      Selling, general and administrative expenses...     153,388     142,582
      Allocated corporate expenses...................         --        4,000
                                                      ----------- -----------
      Operating income...............................      78,470      48,983
      Interest expense...............................      40,030      40,945
      Other income (expense), net....................         151      (1,597)
                                                      ----------- -----------
      Income before income taxes and extraordinary
       item..........................................      38,591       6,441
      Income taxes...................................      16,848       2,705
                                                      ----------- -----------
      Income before extraordinary item...............      21,743       3,736
      Extraordinary loss on early extinguishment of
       debt, net of taxes............................       5,159         --
                                                      ----------- -----------
      Net income..................................... $    16,584 $     3,736
                                                      =========== ===========

  These pro forma results of operations have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional selling, general and administrative costs for services previously provided by Westinghouse, additional amortization expense as a result of goodwill and other intangible assets, increased interest expense as a result of the debt assumed to finance the acquisition, elimination of incentive compensation under Westinghouse's long-term incentive plans which became payable, and for which amounts payable were established, as a result of the acquisition, and related income tax effects. Such results do not purport

                                  KNOLL, INC.

  to be indicative of the actual results which would have occurred had the acquisition been consummated at the beginning of each year presented, nor do they purport to be indicative of results that will be obtained in the future.

4. RELATED PARTY TRANSACTIONS OF THE PREDECESSOR

  The Predecessor purchased products from and sold products to other Westinghouse operations. The Predecessor also purchased certain services from Westinghouse, including liability, property, and workers' compensation insurance. These transactions are discussed in further detail below.

  Cash and Cash Equivalents

  The Predecessor utilized Westinghouse's centralized cash management services in North America. Accounts receivable were collected and cash was invested at a central location. Additionally, disbursements were funded centrally on demand. As a result, the Predecessor maintained a low cash balance on its books, and received charges and credits against the parent company's investment for cash used and collected through a central clearinghouse arrangement.

  Intercompany Purchases and Payables

  The Predecessor purchased products and services from other Westinghouse operations. For intercompany purchases in the U.S., the Predecessor used the central clearinghouse arrangement through which intercompany transactions were settled at the transfer date.

  Accounts payable to related parties at December 31, 1995 represents balances payable for purchases from units of Westinghouse that do not participate in the central clearinghouse arrangement.

  Intercompany Sales and Receivables

  The Predecessor sold products to various Westinghouse operations. These transactions were settled immediately through the central clearinghouse or the internal customer was invoiced and an intercompany receivable was established.

  Corporate Services

  The Predecessor used, and was charged directly for, certain services that Westinghouse provided to its business units. These services generally included information systems support, certain accounting functions such as transaction processing, legal, environmental affairs and human resources consulting and compliance support.

  Westinghouse centrally developed, negotiated, and administered the Predecessor's insurance programs. The insurance included broad all-risk coverage for real and personal property and third-party liability coverage, employer's liability coverage, automobile liability, general and product liability, and other standard liability coverage. The Predecessor also maintained a program of self-insurance for workers' compensation in the United States through Westinghouse. Westinghouse charged its business units for all of the centrally administered insurance programs based in part on claims history. Specific liabilities for general and product liability, automobile liability and workers' compensation claims are presented in the Predecessor's consolidated financial statements.

  All of the charges for the corporate services described above are included in the costs of the Predecessor's operations in the consolidated statements of operations. Such charges were based on costs which directly related to the Predecessor or on a pro rata portion of Westinghouse's total costs for the services provided. These costs were allocated to the Predecessor on a basis that management believes is reasonable. However,

                                  KNOLL, INC.

  management believes that it is possible that the costs of these transactions may differ from those that would result from transactions among unrelated parties. For the two month period ended February 29, 1996 and the years ended December 31, 1995 and 1994, charges related to corporate services above totaled $510,000, $3,304,000, and $4,172,000, respectively.

  The Predecessor also purchased other Westinghouse internally-provided services as necessary including telecommunications, printing, productivity and quality consulting, and other services.

  Allocated Corporate Expenses

  Westinghouse allocated a certain portion of its corporate expenses to its business units. These allocated costs include Westinghouse executive management and corporate overhead; corporate legal, environmental, audit, treasury and tax services, pension charges related to corporate functions, and other corporate support and executive costs. For the year ended December 31, 1995, allocated corporate expenses also include $4,000,000 of incentive compensation payable to the Predecessor's executives under Westinghouse long-term incentive plans.

  These corporate expenses were allocated primarily based on sales with the exception of the incentive compensation allocation. This methodology of allocating corporate expenses to business units is reasonable and consistent, but such allocations are not necessarily indicative of actual costs. On an annual basis, it was not practical for Westinghouse management to estimate the level of expenses that might have been incurred had the Predecessor operated as a separate stand-alone entity.

  Westinghouse did not charge its business units for the carrying costs related to its investment in such units (parent company investment). Therefore, the Predecessor's results of operations for each of the periods presented do not include any allocated interest charges from Westinghouse.

  Westinghouse Long-Term Incentive Compensation

  Certain key executives of the Predecessor were participants in a long-term incentive compensation plan established by Westinghouse. The plan provided for payment of awards at the end of a five year period based on the achievement of certain performance goals set by Westinghouse's Board of Directors. As a result of the consummation of the acquisition discussed in
  Note 3, the payment of awards was accelerated pursuant to the terms of the plan, resulting in a charge to operations of $47,900,000 for the two months ended February 29, 1996.

  Parent Company Investment

  Since the Predecessor was an operating unit of Westinghouse and was not a distinct legal entity, there were no customary equity and capital accounts recorded on the consolidated balance sheet. Instead, parent company investment was maintained by the Predecessor and Westinghouse to account for interunit transactions described above.

5. CUSTOMER RECEIVABLES

  Customer receivables are presented net of an allowance for doubtful accounts of $5,713,000 and $5,782,000 at December 31, 1996 and 1995,
  respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral. As of December 31, 1996 and 1995, the U.S. government represented approximately 17.3% and 16.4%, respectively, of gross customer receivables.

                                  KNOLL, INC.

6. INVENTORIES

                                                             THE KNOLL GROUP,
                                                            INC. (PREDECESSOR)
                                              DECEMBER 31,     DECEMBER 31,
                                                  1996             1995
                                             -------------- ------------------
                                             (IN THOUSANDS)   (IN THOUSANDS)
      Raw materials.........................    $ 34,147        $  34,857
      Work in process.......................       7,508            9,829
      Finished goods........................      16,156           14,957
                                                --------        ---------
      Inventories...........................    $ 57,811        $  59,643
                                                ========        =========

7. PROPERTY, PLANT AND EQUIPMENT

                                                             THE KNOLL GROUP,
                                                            INC. (PREDECESSOR)
                                              DECEMBER 31,     DECEMBER 31,
                                                  1996             1995
                                             -------------- ------------------
                                             (IN THOUSANDS)   (IN THOUSANDS)
      Land and buildings....................    $ 61,844        $ 100,197
      Machinery and equipment...............     122,573          180,057
      Construction in progress..............      11,066           10,473
                                                --------        ---------
      Property, plant and equipment, at
       cost.................................     195,483          290,727
      Accumulated depreciation..............     (19,265)        (126,094)
                                                --------        ---------
      Property, plant and equipment, net....    $176,218        $ 164,633
                                                ========        =========

8. INTANGIBLE ASSETS

                                                             THE KNOLL GROUP,
                                                            INC. (PREDECESSOR)
                                              DECEMBER 31,     DECEMBER 31,
                                                  1996             1995
                                             -------------- ------------------
                                             (IN THOUSANDS)   (IN THOUSANDS)
      Goodwill..............................    $ 62,627        $ 277,833
      Trademarks............................     219,900              623
      Deferred financing fees...............      11,226              --
                                                --------        ---------
                                                 293,753          278,456
      Accumulated amortization..............      (6,813)         (37,684)
                                                --------        ---------
      Intangible assets, net................    $286,940        $ 240,772
                                                ========        =========

9. OTHER CURRENT LIABILITIES

                                                             THE KNOLL GROUP,
                                                            INC. (PREDECESSOR)
                                              DECEMBER 31,     DECEMBER 31,
                                                  1996             1995
                                             -------------- ------------------
                                             (IN THOUSANDS)   (IN THOUSANDS)
      Accrued employee compensation.........    $ 27,881        $  19,486
      Accrued product warranty..............       7,173            6,763
      Other.................................      26,989           17,708
                                                --------        ---------
      Other current liabilities.............    $ 62,043        $  43,957
                                                ========        =========

                                  KNOLL, INC.

10. INDEBTEDNESS

  The Company did not have any short-term borrowings outstanding as of December 31, 1996. As of December 31, 1995, the Predecessor had outstanding short-term European bank loans totaling $1,496,000. The composite and weighted average interest rates on these borrowings was 11.00% and 10.356%, respectively.

  The Company's and the Predecessor's long-term debt is summarized as follows:

                                                                                                          THE KNOLL GROUP, INC.
                                                                                                              (PREDECESSOR)
                                                                                            DECEMBER 31,      DECEMBER 31,
                                                                                                1996              1995
                                                                                           -------------- ---------------------
                                                                                           (IN THOUSANDS)    (IN THOUSANDS)
      10.875% Senior subordinated notes, due 2006.........................................    $165,000           $  --
      Term loans, variable rate (6.515% at December 31, 1996) due through 2002............     100,000              --
      Revolving loans, variable rate (6.515% at December 31, 1996) due 2002...............      88,000              --
      7.00% Urban Redevelopment Authority Grant, due 1996.................................         --             2,055
      Other...............................................................................       1,154            1,483
                                                                                              --------           ------
                                                                                               354,154            3,538
      Less current maturities.............................................................     (23,265)          (3,287)
                                                                                              --------           ------
      Long-term debt......................................................................    $330,889           $  251
                                                                                              ========           ======

  Senior Subordinated Notes

  The Company assumed the obligations under the 10.875% senior subordinated notes as a direct result of the acquisition and merger which occurred on February 29, 1996, as discussed in Note 3. The notes are unsecured and are guaranteed by each existing and future wholly owned domestic subsidiary of Knoll, Inc. However, if the Company is unable to satisfy all or any portion of its obligations with respect to the notes, it is unlikely that the guarantors will be able to pay all or any portion of such unsatisfied obligations. There are no sinking fund requirements related to these notes, and they are not redeemable at the Company's option prior to March 15, 2001. At such date, the notes are redeemable at 105.438% of principal amount, and thereafter at an annually declining premium over par until March 15, 2004 when they are redeemable at par. Notwithstanding the foregoing, at any time on or before March 15, 1999, the Company may, under certain conditions, redeem up to 35% of the original aggregate principal amount of the notes at a redemption price of 110% of principal amount plus interest with net proceeds from a public equity offering made by the Company. The indenture limits the payment of dividends and incurrence of indebtedness and includes certain other restrictions and limitations that are customary with subordinated indebtedness of this type.

  Term and Revolving Loans

  On December 17, 1996, the Company entered into a $230,000,000 credit agreement with a group of financial institutions that provides for a six year term loan facility in the aggregate principal amount of $100,000,000 and a six year revolving credit facility in an aggregate amount of up to $130,000,000. In addition, the revolving credit facility contains a letter of credit subfacility which allows for the issuance of

                                  KNOLL, INC.

  up to $20,000,000 in letters of credit. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit. This credit agreement expires in December 2002.

  The proceeds of the facilities were used to refinance the Company's debt under the previously existing senior bank credit facilities that was assumed as a result of the acquisition, as discussed in Note 3, and for working capital and general corporate purposes. The refinancing resulted in an extraordinary charge of $8,542,000 on a pre-tax basis, $5,159,000 on an after-tax basis, to operations for the ten months ended December 31, 1996. This extraordinary charge consisted of the write-off of unamortized financing costs related to the refinanced debt.

  Borrowings under the existing credit agreement bear interest at rates based on a bank base rate or the Eurodollar rate adjusted by a certain percentage which depends on the Company's leverage ratio, as defined by the agreement. The Company is required to make quarterly principal payments on the term loans through December 2002, commencing on March 31, 1997. All loans under the agreement are secured by substantially all of the Company's assets, 100% of the capital stock of the Company's domestic operations, and 65% of the capital stock of the Company's foreign operations. All borrowings are also unconditionally guaranteed by the Company's existing and future wholly owned domestic subsidiaries. However, if the Company is unable to satisfy all or any portion of its obligations with respect to the credit agreement, it is unlikely that the guarantors will be able to pay all or any portion of such unsatisfied obligations.

  The credit agreement subjects the Company to various affirmative and negative covenants. Among other things, the covenants limit the Company's ability to incur additional indebtedness, declare or pay dividends, and make capital expenditures; require the Company to maintain certain financial ratios with respect to interest coverage and funded debt leverage; and require the Company to maintain interest rate protection agreements in a notional amount of at least 40% of the outstanding principal amount. See note 12 for further discussion of interest rate protection agreements.

  At December 31, 1996, the Company had outstanding borrowings totaling $88,000,000, of which $8,000,000 has been classified as current, and total letters of credit of approximately $1,406,000, under the revolving credit facility. There were no borrowings under the letters of credit. The Company pays a commitment fee ranging from 0.175% to 0.375%, depending on the Company's leverage ratio, on the unused portion of the revolving credit facility. In addition, a letter of credit fee ranging from 0.50% to 1.50%, depending on the Company's leverage ratio, is required to be paid on the amount available to be drawn under letters of credit.

  The Company also has a revolving credit agreement with various European financial institutions that allows for borrowings up to an aggregate amount of $9,685,000 or the European equivalent. There is currently no expiration date on this agreement. The interest rate on borrowings varies by bank. The majority of the banks involved assess a fixed rate ranging from 6.0% to 11.0%, while others charge a floating rate equal to the monetary market rate plus 0.6% to 1.1%. Any borrowings would be collateralized by certain real property and receivables of the Company's European operations. As of December 31, 1996, the Company did not have any outstanding borrowings under this European credit facility.

  Interest Paid

  For the ten months ended December 31, 1996, the Company made interest payments totaling $25,775,000.

                                  KNOLL, INC.

  Maturities

  Aggregate maturities of the Company's indebtedness are as follows (in thousands):

      1997............................................................. $ 23,265
      1998.............................................................   15,000
      1999.............................................................   15,000
      2000.............................................................   15,000
      2001.............................................................   20,000
      Thereafter.......................................................  265,889
                                                                        --------
                                                                        $354,154
                                                                        ========

11. PREFERRED STOCK

  Dividends on the Series A 12% Participating Convertible Preferred Stock are fully cumulative, accrue on a quarterly basis at a rate of $12 per annum, and are payable only at the discretion of the Board of Directors. Upon conversion, the holders of the outstanding Series A Preferred Stock lose their right to any dividends, including dividends in arrears. As of December 31, 1996, the aggregate and per share amounts of cumulative dividends in arrears were $16.6 million and $10.36, respectively. Each share of Series A Preferred Stock is convertible into a certain number of shares of the Company's common stock based on the fair market equity value of the Company at the time of conversion. Only the holder or holders of a majority of the outstanding Series A Preferred Stock can cause all or a portion of such stock to be converted. The Company may not redeem any of the Series A Preferred Stock at its option. Holders are not granted the benefit of any sinking fund. Upon involuntary liquidation, holders are entitled to receive $100 per share plus any unpaid dividends. For each share of Series A Preferred Stock, the holder is entitled to one thousand votes on matters generally submitted to the stockholders of the Company and certain matters on which a majority vote of holders of the Series A Preferred Stock is required by the Company's Articles of Incorporation.

12. DERIVATIVE FINANCIAL INSTRUMENTS

  The Company uses interest rate collar agreements for other than trading purposes to manage its exposure to fluctuations in interest rates on its floating rate debt. Such agreements effectively set agreed-upon maximum and minimum rates on a notional principal amount and utilize the London Interbank Offered Rate (LIBOR) as a floating rate reference. The notional amounts are utilized to measure the amount of interest to be paid or received and do not represent the amount of exposure to credit loss. These interest rate collar agreements provide that, at specified intervals, when the floating rate is less than the minimum rate, the Company will pay the counterparty the differential computed on the notional principal amount, and when the floating rate exceeds the maximum rate, the counterparty will pay the Company the differential computed on the notional principal amount. The net amount paid or received on the interest rate collar agreements is recognized as an adjustment to interest expense. During the ten months ended December 31, 1996, the Company was not required to make nor was it entitled to receive any payments as a result of these hedging activities.

  At December 31, 1996, the Company had five outstanding interest rate collar agreements with a total notional principal amount of $185,000,000 and maximum and minimum rates ranging from 7.50% to 7.99% and 5.00% to 5.50%, respectively. These agreements mature over the next two years. Aggregate maturities of the total notional principal amount are as follows:
  $70,000,000 in 1998 and $115,000,000 in 1999.

  The counterparties to the interest rate collar agreements are major financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties and does not anticipate nonperformance by them. The Company has not been required to provide nor has it received any collateral related to its hedging activities.

                                  KNOLL, INC.

13. CONTINGENT LIABILITIES AND COMMITMENTS

  There are various claims and lawsuits pending against the Company, all of which management believes, based upon information presently known, either to be without merit or subject to adequate defenses. The resolution of these claims and lawsuits is not expected to have a material adverse effect on the Company.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

  Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, and Short-Term Debt

  The fair values of these financial instruments approximate their carrying amounts due to their immediate or short-term periods to maturity.

  Long-Term Debt

  The fair values of the variable rate long-term debt instruments approximate their carrying amounts. The fair value of other long-term debt was estimated using quoted market values or discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's long-term debt, including the current portion, is approximately $371,892,000 at December 31, 1996 while the carrying amount is $354,154,000. The fair value of the Predecessor's long-term debt, including the current portion, approximates its carrying amount at December 31, 1995.

  Interest Rate Collar Agreements

  The fair value of the Company's interest rate collar agreements approximates cost as of December 31, 1996.

15.INCOME TAXES

  Income (loss) before income taxes and extraordinary item consists of the following:

                                                                                        THE KNOLL
                                                                                       GROUP, INC.
                                                                                      (PREDECESSOR)  THE KNOLL GROUP, INC.
                                                                         TEN MONTHS    TWO MONTHS        (PREDECESSOR)
      --------------------------------------------------                   ENDED          ENDED     YEAR ENDED DECEMBER 31,
                                                                        DECEMBER=31,  FEBRUARY=29,  ------------------------
                                                                            1996          1996         1995         1994
                                                                       -------------- ------------- ----------- ------------
                                                                       (IN THOUSANDS)             (IN THOUSANDS)
      U.S. operations.................................................    $23,381       $(39,105)   $    46,908 $      7,729
      Foreign operations..............................................     15,458         (1,090)         5,270      (59,789)
                                                                          -------       --------    ----------- ------------
                                                                          $38,839       $(40,195)   $    52,178 $    (52,060)

                                  KNOLL, INC.

  Income tax expense (benefit), excluding extraordinary items, is comprised of the following:

                                                                                         THE KNOLL
                                                                                        GROUP, INC.
                                                                                       (PREDECESSOR)  THE KNOLL GROUP, INC.
                                                                          TEN MONTHS    TWO MONTHS        (PREDECESSOR)
                                                                            ENDED          ENDED     YEAR ENDED DECEMBER 31,
                                                                         DECEMBER 31,  FEBRUARY 29,  -----------------------
                                                                             1996          1996          1995        1994
                                                                        -------------- ------------- ------------ -----------
                                                                        (IN THOUSANDS)             (IN THOUSANDS)
      Current:
        Federal........................................................    $10,909       $(13,801)   $     11,130 $       --
        State..........................................................      2,953         (1,814)          3,687       1,920
        Foreign........................................................        661             28             --          --
                                                                           -------       --------    ------------ -----------
          Total current................................................     14,523        (15,587)         14,817       1,920
                                                                           -------       --------    ------------ -----------
      Deferred:
        Federal........................................................     (2,850)          (460)          7,795       5,704
        State..........................................................       (612)           (60)            234          89
        Foreign........................................................      5,783            --              --          --
                                                                           -------       --------    ------------ -----------
          Total deferred...............................................      2,321           (520)          8,029       5,793
                                                                           -------       --------    ------------ -----------
      Income tax expense (benefit).....................................    $16,844       $(16,107)   $     22,846 $     7,713
      --------------------------------------------------
                                                                           =======       ========    ============ ===========

  Income taxes paid by the Company for the ten months ended December 31, 1996 totaled $13,137,000.

  The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

                                                               THE KNOLL GROUP,
                                                              INC. (PREDECESSOR)
                                                DECEMBER 31,     DECEMBER 31,
                                                    1996             1995
                                               -------------- ------------------
                                               (IN THOUSANDS)   (IN THOUSANDS)
      Deferred tax assets:
        Accounts receivable, principally due
         to allowance for doubtful accounts..     $  1,659         $  1,753
        Inventories..........................        2,603            4,856
        Net operating loss carryforwards.....       28,253           37,339
        Accrued restructuring costs..........          966            3,367
        Postretirement benefit obligation....        6,880            8,925
        Accrued liabilities and other items..       20,669            9,344
                                                  --------         --------
      Gross deferred tax assets..............       61,030           65,584
      Valuation allowance....................      (33,161)         (37,990)
                                                  --------         --------
      Net deferred tax assets................       27,869           27,594
                                                  --------         --------
      Deferred tax liabilities:
        Intangibles, principally due to
         differences in amortization.........        3,338              --
        Plant and equipment, principally due
         to differences in depreciation and
         assigned values.....................        1,930           22,369
        Prepaid pension cost.................          --            16,526
                                                  --------         --------
      Gross deferred tax liabilities.........        5,268           38,895
                                                  --------         --------
      Net deferred tax asset (liability).....     $ 22,601         $(11,301)
                                                  ========         ========

                                  KNOLL, INC.

  As discussed in Notes 1 and 2, the recognition and measurement of income tax expense and deferred taxes for the Predecessor required certain assumptions, allocations, and significant estimates in order to measure the tax consequences as if the Predecessor were a stand-alone taxpayer.

  As of December 31, 1996, the Company has pre-acquisition net operating loss carryforwards totaling approximately $76,000,000 in various foreign tax jurisdictions which generally expire between 1997 and 2001 or may be carried forward for an unlimited time.

  The Company has recorded a valuation allowance for net deferred tax assets in foreign tax jurisdictions, primarily related to pre-acquisition net operating loss carryforwards, due to the significant losses incurred by the Predecessor in these tax jurisdictions in previous years.

  At February 29, 1996 and December 31, 1994 and 1993, the Predecessor had recorded a valuation allowance of $38,446,000, $43,066,000, and $24,881,000, respectively.

  For the ten months ended December 31, 1996, tax benefits recognized through reductions of the valuation allowance had the effect of reducing goodwill by $4,246,000. If additional tax benefits are recognized in the future through further reduction of the valuation allowance, such benefits will reduce goodwill.

  The following table sets forth a reconciliation of the statutory federal income tax rate to the effective income tax rate:

                                                                                                   THE KNOLL     THE KNOLL
                                                                                                  GROUP, INC.   GROUP, INC.
                                                                                                 (PREDECESSOR) (PREDECESSOR)
                                                                                     TEN MONTHS   TWO MONTHS     YEAR ENDED
                                                                                       ENDED         ENDED      DECEMBER 31,
                                                                                    DECEMBER 31, FEBRUARY 29,  ---------------
                                                                                        1996         1996       1995    1994
                                                                                    ------------ ------------- ------  -------
      Federal statutory tax rate...................................................     35.0%        (35.0%)     35.0%   (35.0%)
      Increase (decrease) in the tax rate resulting from:
        State taxes, net of federal effect.........................................      3.9          (4.5)       4.9      2.5
        Higher effective income taxes of other countries, net of change in
         valuation allowance.......................................................      3.2          (0.2)      (1.4)    41.8
        Non-deductible goodwill amortization.......................................      1.0           1.1        4.7      4.7
        Other......................................................................      0.3          (1.4)       0.6      0.8
                                                                                        ----         -----     ------  -------
      Effective tax rate...........................................................     43.4%        (40.0%)     43.8%    14.8%
      --------------------------------------------------
                                                                                        ====         =====     ======  =======

  At December 31, 1996, the Company has not made provision for U.S. federal and state income taxes on approximately $9,194,000 of foreign earnings which are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred tax liability is not practicable.

                                  KNOLL, INC.

16. RESTRUCTURING

  In 1994, the Predecessor adopted a $61,345,000 restructuring program that included the separation of approximately 500 employees, the closing of various facilities, and the exiting of several product lines. The total cost of this program was offset by accruals previously established for actions that were deferred and subsequently included in this program, resulting in a net charge to operations in 1994 of $29,180,000. A summary of the program's costs is shown below.

                                                            FACILITY
                                     EMPLOYEE              CLOSURE AND
                                    SEPARATION   ASSET   RATIONALIZATION
                                      COSTS    WRITEDOWN      COSTS       TOTAL
                                    ---------- --------- --------------- -------
                                                   (IN THOUSANDS)
      North America................  $10,559    $19,104      $ 7,982     $37,645
      Europe.......................    7,526      9,264        6,910      23,700
                                     -------    -------      -------     -------
          Total....................  $18,085    $28,368      $14,892     $61,345
                                     =======    =======      =======     =======

  At December 31, 1995, the restructuring actions were essentially complete. The remaining accrued costs totaling $10,868,000 at December 31, 1995 consist primarily of employee separation costs, lease costs related to properties that are no longer being utilized, and product guarantees. The remaining accrued costs of $1,979,000 at December 31, 1996 consist of employee separation costs and product guarantees. The Company expects to pay the remaining accrued restructuring costs during 1997.

17. LEASES

  The Company has commitments under operating leases for certain machinery and equipment and facilities used in its operations. Total rental expense for the ten months ended December 31, 1996 was $7,787,000. Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

      1997............................................................. $ 5,270
      1998.............................................................   4,731
      1999.............................................................   3,550
      2000.............................................................   2,390
      2001.............................................................   1,907
      Subsequent years.................................................   3,241
                                                                        -------
      Total minimum rental payments.................................... $21,089
                                                                        =======

  The Predecessor also had operating leases for certain machinery and equipment and facilities. Total rental expense charged to operations was $1,668,000 for the two months ended February 29, 1996 and $10,149,000 and $10,917,000 for the years ended December 31, 1995 and 1994, respectively.

18. STOCK INCENTIVE PLANS

  In connection with the acquisition discussed in Note 3, the Company established the Knoll, Inc. 1996 Stock Incentive Plan (the 1996 Plan). Under the 1996 Plan, awards denominated or payable in shares or options to purchase shares of the Company's common stock may be granted to officers and other key employees of the Company. A combined maximum of 4,709,126 shares or options may be granted under the 1996 Plan. A Stock Plan Committee of the Company's Board of Directors has sole discretion concerning administration of the 1996 Plan, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards, and the time at which awards will be granted. The Board of Directors may terminate the 1996 Plan at its discretion at any time.

                                  KNOLL, INC.

  For the ten months ended December 31, 1996, the Company granted 4,144,030 restricted common shares, with a weighted average fair market value of $0.34 per share, to key employees. Of such amount, 2,260,389 of these restricted common shares vest ratably over five years beginning on the grant date, while the other 1,883,641 shares vest over five years commencing one year subsequent to the grant date. The fair market value of the shares on the date of the grant has been recorded as unearned stock grant compensation and is presented as a separate component of stockholders' equity. Compensation expense is recognized ratably over the vesting period. Compensation expense recognized for the ten months ended December 31, 1996 with respect to the restricted common shares granted under the 1996 Plan was $135,000. No options were granted during the ten month period ended December 31, 1996. The remaining 565,096 shares available under the 1996 Plan were granted in the form of options on March 7, 1997. The exercise price with respect to these options is $15.93 per share.

  The Knoll, Inc. 1997 Stock Incentive Plan (the 1997 Plan) was established on February 14, 1997. The terms of the 1997 Plan are essentially the same as those of the 1996 Plan, except that pursuant to the 1997 Plan an aggregate of only 1,255,772 shares of common stock are reserved for issuance thereunder, discounted options may be granted, options may be repriced and the Board of Directors has greater flexibility to amend the 1997 Plan. On March 7, 1997, the Company granted 753,456 options to purchase shares under the 1997 Plan. The exercise price with respect to these options is $15.93 per share.


19. PENSION PLANS

  On March 1, 1996, the Company established two defined benefit pension plans: The Knoll Pension Plan and The Knoll Pension Plan for Bargaining Unit Employees. The first plan covers all eligible U.S. employees who are not members of a collective bargaining unit (i.e. union), while the second plan pertains to all U.S. employees who are covered by a collective bargaining agreement. Benefits for these plans are based primarily on years of credited service, annual compensation for each year of participation, and age when payments begin. In order to accrue benefits under The Knoll Pension Plan for Bargaining Unit Employees, participants are required to make certain contributions to the plan. The Company makes contributions to both plans as determined by an actuarial funding method. This funding policy is consistent with the minimum funding requirements set forth by the Employee Retirement Income Security Act of 1974, as amended, and other governmental laws and regulations.

  The Company's net periodic pension cost, which consists entirely of service cost, for the ten months ended December 31, 1996 was $3,953,000.

  The funded status of the Company's pension plans is as follows:

                                                                 DECEMBER 31,
                                                                     1996
                                                                --------------
                                                                (IN THOUSANDS)
      Actuarial present value of benefit obligation:
        Vested.................................................    $(2,784)
        Nonvested..............................................       (273)
                                                                   -------
        Accumulated benefit obligation.........................     (3,057)
        Additional obligation for projected compensation
         increases on accumulated years of service.............       (896)
                                                                   -------
      Projected benefit obligation.............................     (3,953)
      Plan assets at fair value................................         30
                                                                   -------
      Plan assets less than projected benefit obligation and
       accrued pension cost....................................    $(3,923)
                                                                   =======

                                  KNOLL, INC.

  The projected benefit obligation was measured using a discount rate of 7.25%. The assumed rate of compensation increase was 4.5%.

  Prior to March 1, 1996, the Predecessor sponsored a defined benefit pension plan, The Knoll Group Pension Plan, for all eligible U.S. nonunion employees. The plan provisions were substantially the same as the current pension plan for nonunion employees offered by Knoll, Inc. As a result of the sale of the Predecessor by Westinghouse, benefits earned through February 29, 1996 under The Knoll Group Pension Plan were frozen and participants were fully vested in their benefits. The plan was subsequently merged into a Westinghouse pension plan.

  The following table sets forth the Predecessor's net periodic pension cost (income) for The Knoll Group Pension Plan:

                                         TWO MONTHS
                                           ENDED     YEAR ENDED DECEMBER 31,
                                        FEBRUARY 29, -------------------------
                                            1996         1995         1994
                                        ------------ ------------  -----------
                                                   (IN THOUSANDS)
      Service cost....................     $  522    $      2,278  $     2,955
      Interest cost on projected
       benefit obligation.............        933           5,212        5,016
      Amortization of unrecognized
       prior service cost.............         68             385          385
      Amortization of unrecognized net
       loss...........................        197             --           468
                                           ------    ------------  -----------
                                            1,720           7,875        8,824
      Return on plan assets...........     (1,543)         (8,993)      (8,846)
                                           ------    ------------  -----------
      Net periodic pension cost
       (income).......................     $  177    $     (1,118) $       (22)
                                           ======    ============  ===========

  The return on plan assets was determined based on a weighted-average expected long-term rate of return on plan assets of 9.75% for each period presented.

  The following table sets forth the funded status of The Knoll Group Pension
  Plan:

                                                                 DECEMBER 31,
                                                                     1995
                                                                --------------
                                                                (IN THOUSANDS)
      Actuarial present value of benefit obligation:
        Vested.................................................   $ (68,081)
        Nonvested..............................................      (3,363)
                                                                  ---------
        Accumulated benefit obligation.........................     (71,444)
        Additional obligation for projected compensation
         increases on accumulated years of service.............     (12,491)
                                                                  ---------
      Projected benefit obligation.............................     (83,935)
      Plan assets at fair value................................      95,940
                                                                  ---------
      Plan assets in excess of projected benefit obligation....      12,005
      Unrecognized prior service cost..........................       4,458
      Unrecognized net loss....................................      28,698
                                                                  ---------
      Prepaid pension cost.....................................   $  45,161
                                                                  =========

                                  KNOLL, INC.

  The projected benefit obligation was measured using a discount rate of 6.75%. The assumed rate of compensation increase was 4.0%. As of December 31, 1995, plan assets consisted primarily of listed stocks, fixed income securities, and real estate investments.

  The Predecessor also participated in two single-employer defined benefit pension plans sponsored by Westinghouse. These plans covered all U.S. union employees of the Predecessor, certain domestic Westinghouse employees, and certain domestic executives of the Predecessor and Westinghouse.

  For purposes of these financial statements, the Predecessor's participation in the plans sponsored by Westinghouse is accounted for as though such plans were multiemployer plans. For multiemployer plans, employers are required to recognize total contributions for the period as net pension expense. For the two months ended February 29, 1996 and the years ended December 31, 1995 and 1994, the Predecessor's contributions to Westinghouse for these defined benefit pension plans totaled $212,000, $1,076,000, and $1,223,000, respectively.

  Employees of the Canadian and United Kingdom (U.K.) operations participate in defined contribution plans. The Company's expense related to the Canadian plan for the ten months ended December 31, 1996 was $607,000. The Predecessor's expense for the two months ended February 29, 1996 and years ended December 31, 1995, and 1994 totaled $114,000; $398,000; and $398,000;
  respectively. Expense for the U.K. plan during each of the four aforementioned periods was not significant.

  The Company also sponsors a retirement savings plan, which is an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code, for all U.S. nonunion employees and U.S. hourly union employees. Under this plan, participants may defer a portion of their pretax earnings up to the annual contribution limit established by the Internal Revenue Service. The Company matches 40% of employee contributions on up to 6% of employee compensation. The plan also provides for additional employer matching based on the achievement of certain profitability goals. The Company's total expense under this plan was $2,957,000 for the ten months ended December 31, 1996. The Predecessor administered a similar retirement savings plan and incurred related expense totaling $406,000; $2,675,000; and $1,592,000 for the two months ended February 29, 1996 and the years ended December 31, 1995 and 1994, respectively.

20. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company provides postretirement medical and life insurance coverage for certain retired U.S. nonunion and union employees and their eligible dependents. The amount of benefits provided to retired nonunion employees varies according to the age of the retiree as of a predetermined date, while benefits provided to retired union employees are based on annual compensation. The Company does not currently fund its obligation related to postretirement medical and life insurance benefits.

  Net periodic postretirement benefit cost for the Company includes the following components:

                                                                    TEN MONTHS
                                                                      ENDED
                                                                   DECEMBER 31,
                                                                       1996
                                                                  --------------
                                                                  (IN THOUSANDS)
      Service cost...............................................     $  440
      Interest cost on projected benefit obligation..............      1,000
                                                                      ------
      Net periodic postretirement benefit cost...................     $1,440
                                                                      ======

                                  KNOLL, INC.

  The Company's liability related to the postretirement medical and life insurance benefits is as follows:

                                                                   DECEMBER 31,
                                                                       1996
                                                                  --------------
                                                                  (IN THOUSANDS)
      Accumulated postretirement benefit obligation:
        Retirees.................................................    $ (7,329)
        Fully eligible active participants.......................      (1,593)
        Other active participants................................      (8,235)
                                                                     --------
      Total accumulated postretirement benefit obligation........     (17,157)
      Unrecognized net gain......................................        (217)
                                                                     --------
      Accrued postretirement benefit cost........................    $(17,374)
                                                                     ========

  The accumulated postretirement benefit obligation was measured using the following assumptions: discount rate of 7.25%, rate of compensation increase of 4.5%, and health care cost trend rate of 9.5% in 1996, decreasing by 1.0% per year to 5.5% in 2000, and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $1,450,000 and increase the aggregate of the service and interest cost by approximately $151,000.

  The Predecessor provided postretirement medical and life insurance benefits to U.S. retired nonunion employees. The current postretirement medical and life insurance benefits which the Company provides to retired nonunion employees remain essentially unchanged from those which the Predecessor had provided.

  Net periodic postretirement benefit cost incurred by the Predecessor includes the following:

                                           TWO MONTHS
                                             ENDED     YEAR ENDED DECEMBER 31,
                                          FEBRUARY 29, ------------------------
                                              1996        1995         1994
                                          ------------ -----------  -----------
                                                     (IN THOUSANDS)
      Service cost......................      $103     $       449  $       556
      Interest cost on projected benefit
       obligation.......................       207           1,509        1,509
      Amortization of unrecognized prior
       service cost.....................       (56)            (12)         --
      Amortization of unrecognized net
       (gain) loss......................        10             (25)          18
                                              ----     -----------  -----------
      Net periodic postretirement
       benefit cost.....................      $264     $     1,921  $     2,083
                                              ====     ===========  ===========

  The Predecessor's liability related to the postretirement medical and life insurance benefits which it provided to U.S. retired nonunion employees is as follows:

                                                                   DECEMBER 31,
                                                                       1995
                                                                  --------------
                                                                  (IN THOUSANDS)
      Accumulated postretirement benefit obligation:
        Retirees.................................................   $  (7,581)
        Fully eligible active participants.......................      (1,680)
        Other active participants................................      (8,480)
                                                                    ---------
      Total accumulated postretirement benefit obligation........     (17,741)
      Unrecognized prior service cost............................      (4,155)
      Unrecognized net loss......................................       1,303
                                                                    ---------
      Accrued postretirement benefit cost........................   $ (20,593)
                                                                    =========

                                  KNOLL, INC.

  The accumulated postretirement benefit obligation was measured using the following assumptions: discount rate of 7.25%, rate of compensation increase of 4.0%, and health care cost trend rate of 11.5% in 1995, decreasing by 0.5% per year to 7.0% in 2004, and remaining at that level thereafter.

  The Predecessor also participated in a single-employer postretirement benefit arrangement maintained by Westinghouse. Westinghouse provided medical and life insurance benefits to all retired U.S. union employees and certain Westinghouse employees. For purposes of these financial statements, the Predecessor's participation in this postretirement benefit arrangement is accounted for as though it was a multiemployer postretirement benefit plan. For multiemployer plans, employers are required to recognize total contributions for the period as net periodic postretirement benefit expense. The Predecessor's contributions for the postretirement benefit arrangements sponsored by Westinghouse totaled $82,500 for the two months ended February 29, 1996, $151,000 for the year ended December 31, 1995 and $122,000 for the year ended December 31, 1994.

21. BUSINESS SEGMENT AND GEOGRAPHICAL REGION INFORMATION

  The Company conducts business predominantly in the office furniture industry through its operations in the United States, Canada, and Europe. Summarized financial information regarding the Company's operations in these geographic areas is presented below:

          TEN MONTHS ENDED       UNITED
          DECEMBER 31, 1996      STATES  CANADA  EUROPE  ELIMINATIONS  TOTALS
          -----------------     -------- ------- ------- ------------ --------
                                                (IN THOUSANDS)
      Sales to customers....... $493,653 $24,456 $43,425  $     --    $561,534
      Sales between geographic
       areas...................   13,637  60,866   1,714    (76,217)       --
                                -------- ------- -------  ---------   --------
      Net sales................ $507,290 $85,322 $45,139  $ (76,217)  $561,534
                                ======== ======= =======  =========   ========
      Operating profit......... $ 54,381 $10,681 $ 6,282        --    $ 71,344
                                ======== ======= =======  =========   ========
      Identifiable assets...... $648,868 $52,690 $39,725  $ (65,571)  $675,712
                                ======== ======= =======  =========   ========

                                  KNOLL, INC.

  The Predecessor also operated primarily in the office furniture industry in the United States, Canada, and Europe. Summarized financial data regarding the Predecessor's operations according to geographic area is as follows:

          TWO MONTHS ENDED       UNITED
         FEBRUARY 29, 1996       STATES   CANADA    EUROPE   ELIMINATIONS  TOTALS
         -----------------      --------  -------  --------  ------------ ---------
                                                 (IN THOUSANDS)
      Sales to customers......  $ 78,267  $ 4,415  $  7,251    $    --    $  89,933
      Sales to related
       parties................       299      --        --          --          299
      Sales between geographic
       areas..................     1,377    6,708       227      (8,312)        --
                                --------  -------  --------    --------   ---------
      Net sales...............  $ 79,943  $11,123  $  7,478    $ (8,312)  $  90,232
                                ========  =======  ========    ========   =========
      Operating profit........  $(39,010) $  (734) $    185         --    $ (39,559)
                                ========  =======  ========    ========   =========
             YEAR ENDED          UNITED
         DECEMBER 31, 1995       STATES   CANADA    EUROPE   ELIMINATIONS  TOTALS
         -----------------      --------  -------  --------  ------------ ---------
                                                 (IN THOUSANDS)
      Sales to customers......  $517,314  $31,132  $ 62,277    $    --    $ 610,723
      Sales to related
       parties................    10,169      --        --          --       10,169
      Sales between geographic
       areas..................    17,349   61,262     1,882     (80,493)        --
                                --------  -------  --------    --------   ---------
      Net sales...............  $544,832  $92,394  $ 64,159    $(80,493)  $ 620,892
                                ========  =======  ========    ========   =========
      Operating profit........  $ 54,043  $   483  $    679         --    $  55,205
                                ========  =======  ========    ========   =========
      Identifiable assets.....  $455,784  $98,953  $ 72,265    $(32,698)  $ 594,304
                                ========  =======  ========    ========
      General corporate
       assets.................                                               62,406
      Total assets............                                            $ 656,710
                                                                          =========

             YEAR ENDED          UNITED
         DECEMBER 31, 1994       STATES   CANADA    EUROPE   ELIMINATIONS  TOTALS
         -----------------      --------  -------  --------  ------------ ---------
                                                 (IN THOUSANDS)
      Sales to customers......  $471,662  $30,294  $ 60,642    $    --    $ 562,598
      Sales to related par-
       ties...................       271      --        --                      271
      Sales between geographic
       areas..................    20,994   43,541     2,445     (66,980)        --
                                --------  -------  --------    --------   ---------
      Net sales...............  $492,927  $73,835  $ 63,087    $(66,980)  $ 562,869
                                ========  =======  ========    ========   =========
      Operating profit........  $(11,378) $(7,292) $(30,864)        --    $ (49,534)
                                ========  =======  ========    ========   =========
      Operating profit without
       restructuring..........  $  7,134  $(7,292) $(20,196)        --    $ (20,354)
                                ========  =======  ========    ========   =========

  For the two months ended February 29, 1996 and the years ended December 31, 1995 and 1994, allocated corporate expenses from Westinghouse were prorated to the geographic segments based on sales. In addition, general corporate assets at December 31, 1995 include cash and cash equivalents, prepaid pension assets, and current and deferred tax assets that were maintained by Westinghouse.

  The Predecessor typically derived more than 10% of net sales from the U.S. federal government. The Predecessor's sales to the U.S. federal government totaled $9,925,000 for the two months ended

                                  KNOLL, INC.

  February 29, 1996 and $58,090,000 and $56,142,000 for the years ended December 31, 1995 and 1994, respectively. The Company's total sales to the U.S. federal government were $51,046,000 for the ten months ended December 31, 1996. Neither the Company nor the Predecessor engaged in export sales from the U.S. to unaffiliated customers in foreign countries.

  Sales between geographic areas are made at a transfer price that includes an appropriate mark- up.

22. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following table sets forth summary information on a quarterly basis for the Company and the Predecessor for the respective periods presented below.

                              PREDECESSOR              THE COMPANY
                              ----------- -------------------------------------
                              TWO MONTHS  ONE MONTH
                                 ENDED      ENDED    SECOND    THIRD    FOURTH
                              FEBRUARY 29 MARCH 31  QUARTER   QUARTER  QUARTER
                              ----------- --------- -------- --------- --------
                              (DOLLARS IN
                              THOUSANDS)         (DOLLARS IN THOUSANDS)
  1996
   Net sales.................  $ 90,232   $ 48,080  $166,520 $ 167,184 $179,750
   Gross profit..............    30,518     15,537    58,574    61,046   67,536
   Income (loss) before ex-
    traordinary item.........   (24,088)       449     7,527     7,685    6,334
   Net income (loss).........   (24,088)       449     7,527     7,685    1,175
                                            PREDECESSOR
                              ----------------------------------------
                                 FIRST     SECOND    THIRD    FOURTH
                                QUARTER    QUARTER  QUARTER   QUARTER
                              ----------- --------- -------- ---------
                                       (DOLLARS IN THOUSANDS)
  1995
   Net sales.................  $147,410   $159,352  $155,055  $159,075
   Gross profit..............    42,919     50,279    54,829    55,233
   Net income................     1,216      5,945    12,174     9,997

  Results for 1996 and 1995 have been restated to reflect the reclassification of certain expenses, principally product development, from cost of sales to selling, general and administrative expenses as compared to previously reported results.

  During the quarter ended December 31, 1996, the Company recorded a loss on the early extinguishment of debt amounting to $8,542,000 pre-tax, $5,159,000 after-tax. The loss consisted of the write-off of unamortized deferred financing fees.

23. SUBSEQUENT EVENT

  Prior to the effective date of the Company's initial public offering, the Certificate of Incorporation will be amended to increase the number of authorized shares of common stock from 24,000,000 to 100,000,000, increase the number of authorized shares of preferred stock from 3,000,000 to 10,000,000 and effect a 3.13943-for-1 split of common stock whereby each share of common stock will be exchanged for 3.13943 shares of common stock. The amendment to the Certificate of Incorporation will have no effect on the par value of the common or preferred stock. Fractional shares resulting from the common stock split will be settled in cash. This matter is subject to the stockholders' approval.

                                  KNOLL, INC.

24. FINANCIAL INFORMATION FOR GUARANTORS OF THE COMPANY'S DEBT

  As discussed in Note 10, certain debt of the Company is guaranteed by all existing and future directly or indirectly wholly owned domestic subsidiaries of the Company (the "Guarantors"). The Guarantors are Knoll Overseas, Inc., a holding company for the entities that conduct the Company's European business, and Spinneybeck Enterprises, Inc., which directly and through a Canadian subsidiary operates the Company's leather business.

  These Guarantors will irrevocably and unconditionally, fully, jointly and severally, guarantee the performance and payment when due, of all obligations under the 10.875% Senior Subordinated Notes and credit agreement outstanding as of December 31, 1996, limited to the largest amount that would not render such Guarantor's obligations under the guarantees subject to avoidance under any applicable federal or state fraudulent conveyance or similar law.

  The condensed consolidating information which follows presents:

  . Condensed financial statements as of December 31, 1996 and 1995, and for the ten months ended December 31, 1996, two months ended February 29, 1996, and the years ended December 31, 1995 and 1994 of (a) Knoll, Inc. (as the Issuer), (b) the Guarantors, (c) the combined non-Guarantors,
     (d) elimination entries and (e) the Company on a consolidated basis.

  . The Issuer and the Guarantors are shown with their investments in their subsidiaries accounted for on the equity method.

  The condensed consolidating financial statements should be read in connection with the consolidated financial statements of the Company. Separate financial statements of the Guarantors are not presented because Management has determined that separate financial statements are not material. The Guarantors are fully, jointly, severally and unconditionally liable under the guarantees.

                                  KNOLL, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                             GUARANTORS
                                     ---------------------------
                                     SPINNEYBECK
                                     ENTERPRISES,     KNOLL         NON-
                         KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                         ----------- ------------ -------------- ---------- ------------ --------
ASSETS
Current assets:
  Cash and cash
   equivalents..........  $     41      $  267       $   --       $ 8,496     $    --    $  8,804
  Customer receivables..    85,959       1,398           --        23,809          --     111,166
  Inventories...........    39,951       6,747           --        11,113          --      57,811
  Deferred income
   taxes................    17,079         --            --           395          --      17,474
  Prepaid and other
   current assets.......     9,769          50          (586)       2,817       (4,626)     7,424
                          --------      ------       -------      -------     --------   --------
Total current assets....   152,799       8,462          (586)      46,630       (4,626)   202,679
Property, plant, and
 equipment..............   141,357         368           --        34,493          --     176,218
Intangible assets.......   278,389         --            --         8,551          --     286,940
Equity investments......    75,571         550        12,789          --       (88,910)       --
Other noncurrent
 assets.................     9,976          13            97        2,289       (2,500)     9,875
                          --------      ------       -------      -------     --------   --------
Total assets............  $658,092      $9,393       $12,300      $91,963     $(96,036)  $675,712
                          ========      ======       =======      =======     ========   ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of
   long-term debt.......  $ 23,000      $  --        $   --       $   265     $    --    $ 23,265
  Accounts payable--
   trade................    34,076         350           --        15,824          --      50,250
  Accounts payable--
   related parties......     1,543         --         (5,169)       8,252       (4,626)       --
  Income taxes payable..        11          19            (1)         359          --         388
  Accrued restructuring
   costs................     1,598         --            --           381          --       1,979
  Other current
   liabilities..........    54,649         288         1,668        5,438          --      62,043
                          --------      ------       -------      -------     --------   --------
Total current
 liabilities............   114,877         657        (3,502)      30,519       (4,626)   137,925
Long-term debt..........   330,000       2,500           --           889       (2,500)   330,889
Deferred income taxes...       --          --            --         1,931          --       1,931
Postretirement benefits
 obligation.............    15,873         --            --           --           --      15,873
Other noncurrent
 liabilities............     6,391         --            --         4,899          --      11,290
                          --------      ------       -------      -------     --------   --------
Total liabilities.......   467,141       3,157        (3,502)      38,238       (7,126)   497,908
Stockholders' equity:
  Preferred stock.......     1,603         --            --           --           --       1,603
  Common stock..........        73         --            --           --           --          73
  Additional paid-in-
   capital..............   173,826       4,033        14,034       43,999      (75,745)   160,147
  Unearned stock grant
   compensation.........    (1,387)        --            --           --           --      (1,387)
  Retained earnings.....    16,836       2,203         1,768        9,194      (13,165)    16,836
  Cumulative foreign
   currency translation
   adjustment...........       --          --            --           532          --         532
                          --------      ------       -------      -------     --------   --------
Total stockholders'
 equity.................   190,951       6,236        15,802       53,725      (88,910)   177,804
                          --------      ------       -------      -------     --------   --------
Total liabilities and
 stockholders' equity...  $658,092      $9,393       $12,300      $91,963     $(96,036)  $675,712
                          ========      ======       =======      =======     ========   ========

                                  KNOLL, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                             GUARANTORS
                                     ---------------------------
                                     SPINNEYBECK
                                     ENTERPRISES,     KNOLL         NON-
                         KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                         ----------- ------------ -------------- ---------- ------------ --------
ASSETS
Current assets:
  Cash and cash
   equivalents..........  $   (182)    $   182       $   --       $  1,569    $    --    $  1,569
  Customer receivables..    88,656       1,173           135        24,628         --     114,592
  Inventories...........    38,570       6,436           --         14,637         --      59,643
  Deferred income
   taxes................    17,024         528           411           310         --      18,273
  Prepaid and other
   current assets.......     2,093           6         4,554        26,377     (24,565)     8,465
                          --------     -------       -------      --------    --------   --------
Total current assets....   146,161       8,325         5,100        67,521     (24,565)   202,542
Property, plant, and
 equipment..............   121,144         310           --         43,179         --     164,633
Intangible assets.......   160,072       4,430           626        75,644         --     240,772
Prepaid pension cost....    45,161         --            --            --          --      45,161
Equity investments......    32,050       2,140        26,152           --      (60,342)       --
Other noncurrent
 assets.................     2,568          30            97         3,151      (2,244)     3,602
                          --------     -------       -------      --------    --------   --------
Total assets............  $507,156     $15,235       $31,975      $189,495    $(87,151)  $656,710
                          ========     =======       =======      ========    ========   ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.......  $    --      $   --        $   --       $  1,496    $    --    $  1,496
  Current maturities of
   long-term debt.......     2,055         --            --          1,232         --       3,287
  Accounts payable--
   trade................    27,534         910           123        17,283         --      45,850
  Accounts payable--
   related parties......       633         117           --          6,591      (6,928)       413
  Income taxes payable..    13,760         984          (771)          --          --      13,973
  Accrued restructuring
   costs................     5,893         --            --          4,975         --      10,868
  Other current
   liabilities..........    36,726         861         1,778         4,592         --      43,957
                          --------     -------       -------      --------    --------   --------
Total current
 liabilities............    86,601       2,872         1,130        36,169      (6,928)   119,844
Long-term debt..........       --          --            --            251         --         251
Deferred income taxes...    27,566         (56)           56         2,008         --      29,574
Postretirement benefits
 obligation.............    20,593         --            --            --          --      20,593
Other noncurrent
 liabilities............     2,256         --            --          3,741         --       5,997
                          --------     -------       -------      --------    --------   --------
Total liabilities.......   137,016       2,816         1,186        42,169      (6,928)   176,259
Stockholders' equity:
  Parent company
   investment...........   370,140      12,419        30,789       170,192     (80,223)   503,317
  Cumulative foreign
   currency translation
   adjustment...........       --          --            --        (22,866)        --     (22,866)
                          --------     -------       -------      --------    --------   --------
Total stockholders'
 equity.................   370,140      12,419        30,789       147,326     (80,223)   480,451
                          --------     -------       -------      --------    --------   --------
Total liabilities and
 stockholders' equity...  $507,156     $15,235       $31,975      $189,495    $(87,151)  $656,710
                          ========     =======       =======      ========    ========   ========

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS
                       TEN MONTHS ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                              GUARANTORS
                                      ---------------------------
                                      SPINNEYBECK
                                      ENTERPRISES,     KNOLL         NON-
                          KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                          ----------- ------------ -------------- ---------- ------------ --------
Sales to customers......   $480,857     $12,796        $  --       $67,881    $     --    $561,534
Sales to related
 parties................     13,227       2,210           --        62,580      (78,017)       --
                           --------     -------        ------      -------    ---------   --------
Total sales.............    494,084      15,006           --       130,461      (78,017)   561,534
Cost of sales to
 customers..............    323,607       6,109           521       50,293      (21,689)   358,841
Cost of sales to related
 parties................      8,902       1,054           --        46,372      (56,328)       --
                           --------     -------        ------      -------    ---------   --------
Gross profit............    161,575       7,843          (521)      33,796          --     202,693
Selling, general, and
 administrative
 expenses...............    108,713       4,342         1,461       16,833          --     131,349
                           --------     -------        ------      -------    ---------   --------
Operating income
 (loss).................     52,862       3,501        (1,982)      16,963          --      71,344
Interest expense........     32,706         --            --           246          --      32,952
Other income (expense),
 net....................        757          (4)          953       (1,259)         --         447
Income (loss) from
 equity investments.....     10,319          77         2,769          --       (13,165)       --
                           --------     -------        ------      -------    ---------   --------
Income (loss) before
 income taxes and
 extraordinary item.....     31,232       3,574         1,740       15,458      (13,165)    38,839
Income tax expense
 (benefit)..............      9,237       1,371           (28)       6,264          --      16,844
                           --------     -------        ------      -------    ---------   --------
Income (loss) before
 extraordinary item.....     21,995       2,203         1,768        9,194      (13,165)    21,995
Extraordinary loss on
 early extinguishment of
 debt, net of taxes.....      5,159         --            --           --           --       5,159
                           --------     -------        ------      -------    ---------   --------
Net income (loss).......   $ 16,836     $ 2,203        $1,768      $ 9,194    $ (13,165)  $ 16,836
                           ========     =======        ======      =======    =========   ========

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS
                       TWO MONTHS ENDED FEBRUARY 29, 1996
                                 (IN THOUSANDS)

                                              GUARANTORS
                                      ---------------------------
                                      SPINNEYBECK
                                      ENTERPRISES,     KNOLL         NON-
                          KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                          ----------- ------------ -------------- ---------- ------------ --------
Sales to customers......   $ 76,172      $2,095        $ --        $11,666     $   --     $ 89,933
Sales to related
 parties................      1,617         330          --          6,935      (8,583)        299
                           --------      ------        -----       -------     -------    --------
Total sales.............     77,789       2,425          --         18,601      (8,583)     90,232
Cost of sales to
 customers..............     50,380         931          111         9,041        (949)     59,514
Cost of sales to related
 parties................      1,083         149          --          6,602     (7,634)         200
                           --------      ------        -----       -------     -------    --------
Gross profit............     26,326       1,345         (111)        2,958         --       30,518
Selling, general, and
 administrative
 expenses...............     16,800         725          224         3,507         --       21,256
Westinghouse long-term
 incentive
 compensation...........     47,900         --           --            --          --       47,900
Allocated corporate
 expenses...............        921         --           --            --          --          921
                           --------      ------        -----       -------     -------    --------
Operating income
 (loss).................    (39,295)        620         (335)         (549)        --      (39,559)
Other income (expense),
 net....................       (265)        --           170          (201)        --         (296)
Income (loss) from
 equity investments.....       (218)         23         (493)          --          688         --
Interest expense........        --          --           --            340         --          340
                           --------      ------        -----       -------     -------    --------
Income (loss) before
 income taxes...........    (39,778)        643         (658)       (1,090)        688     (40,195)
Income tax expense
 (benefit)..............    (16,338)        259          (56)           28         --      (16,107)
                           --------      ------        -----       -------     -------    --------
Net income (loss).......   $(23,440)     $  384        $(602)      $(1,118)    $   688    $(24,088)
                           ========      ======        =====       =======     =======    ========

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                              GUARANTORS
                                      ---------------------------
                                      SPINNEYBECK
                                      ENTERPRISES,     KNOLL         NON-
                          KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                          ----------- ------------ -------------- ---------- ------------ --------
Sales to customers......   $500,892     $14,090       $   --       $ 93,409    $ 2,332    $610,723
Sales to related
 parties................     12,411       2,332           --         60,309    (64,883)     10,169
                           --------     -------       -------      --------    -------    --------
Total sales.............    513,303      16,422           --        153,718    (62,551)    620,892
Cost of sales to
 customers..............    342,202       5,501           831        84,544    (22,463)    410,615
Cost of sales to related
 parties................      8,564       2,472           373        35,696    (40,088)      7,017
                           --------     -------       -------      --------    -------    --------
Gross profit............    162,537       8,449        (1,204)       33,478        --      203,260
Selling, general, and
 administrative
 expenses...............    104,388       4,894         1,749        27,496        --      138,527
Allocated corporate
 expenses...............      9,528         --            --            --         --        9,528
                           --------     -------       -------      --------    -------    --------
Operating income
 (loss).................     48,621       3,555        (2,953)        5,982        --       55,205
Interest expense........        282         --            --          1,148        --        1,430
Other income (expense),
 net....................    (2,101)         --             68           436        --       (1,597)
Income (loss) from
 equity investments.....        211         --           (166)          --         (45)        --
                           --------     -------       -------      --------    -------    --------
Income (loss) before
 income taxes...........     46,449       3,555        (3,051)        5,270        (45)     52,178
Income tax expense (ben-
 efit)..................     22,553       1,476        (1,183)          --         --       22,846
                           --------     -------       -------      --------    -------    --------
Net income (loss).......   $ 23,896     $ 2,079       $(1,868)     $  5,270    $   (45)   $ 29,332
                           ========     =======       =======      ========    =======    ========

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                              GUARANTORS
                                      ---------------------------
                                      SPINNEYBECK
                                      ENTERPRISES,     KNOLL         NON-
                          KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS  ELIMINATIONS   TOTAL
                          ----------- ------------ -------------- ----------  ------------ ---------
Sales to customers......   $ 453,792    $15,123       $     (1)   $  90,936     $ 2,748    $ 562,598
Sales to related
 parties................       7,035      2,766            --        43,775     (53,305)         271
                           ---------    -------       --------    ---------     -------    ---------
Total sales.............     460,827     17,889             (1)     134,711     (50,557)     562,869
Cost of sales to
 customers..............     324,051      7,497            412       87,937      (9,988)     409,909
Cost of sales to related
 parties................       5,065      2,915            314       32,470     (40,569)         195
                           ---------    -------       --------    ---------     -------    ---------
Gross profit............     131,711      7,477           (727)      14,304         --       152,765
Provision for
 restructuring..........         --         --             --        29,180         --        29,180
Selling, general, and
 administrative
 expenses...............     118,188      6,215           (489)      43,324         --       167,238
Allocated corporate
 expenses...............       5,881        --             --           --          --         5,881
                           ---------    -------       --------    ---------     -------    ---------
Operating income
 (loss).................       7,642      1,262           (238)     (58,200)        --       (49,534)
Interest expense........         626        --             --         2,599         --         3,225
Other income (expense),
 net....................        (300)       --             (11)       1,010         --           699
Income (loss) from
 equity investments.....     (19,724)       --         (20,103)         --       39,827          --
                           ---------    -------       --------    ---------     -------    ---------
Income (loss) before
 income taxes...........     (13,008)     1,262        (20,352)     (59,789)     39,827      (52,060)
Income tax expense
 (benefit)..............       7,079        639             (5)         --          --         7,713
                           ---------    -------       --------    ---------     -------    ---------
Net income (loss).......   $ (20,087)   $   623       $(20,347)   $ (59,789)    $39,827    $ (59,773)
                           =========    =======       ========    =========     =======    =========

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS
                       TEN MONTHS ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                             GUARANTORS
                                     ---------------------------
                                     SPINNEYBECK
                                     ENTERPRISES,     KNOLL         NON-
                         KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                         ----------- ------------ -------------- ---------- ------------ --------
CASH PROVIDED BY
 OPERATING ACTIVITIES...  $ 78,889      $ 399         $ --        $ 10,214     $ --      $ 89,502
CASH FLOWS FROM
 INVESTING ACTIVITIES
Acquisition of the
 company from
 Westinghouse...........  (579,801)       --            --             --        --      (579,801)
Capital expenditures....   (12,531)      (134)          --          (2,590)      --       (15,255)
Proceeds from sale of
 assets.................        43        --            --             175       --           218
                          --------      -----         -----       --------     -----     --------
Cash used in investing
 activities.............  (592,289)      (134)          --          (2,415)      --      (594,838)
CASH FLOWS FROM
 FINANCING ACTIVITIES
Repayment of short-term
 debt, net..............       --         --            --         (1,483)       --        (1,483)
Repayment of long-term
 debt, net..............   353,000        --            --            (130)      --       352,870
Issuance of stock.......   160,400        --            --             --        --       160,400
Net receipts from
 (payments to) parent
 company................      (120)       --            --             120       --           --
                          --------      -----         -----       --------     -----     --------
Cash used in financing
 activities.............   513,280        --            --         (1,493)       --       511,787
Effect of exchange rate
 changes on cash and
 cash equivalents.......       --         --            --              18       --            18
                          --------      -----         -----       --------     -----     --------
Increase (decrease) in
 cash and cash
 equivalents............      (120)       265           --           6,324       --         6,469
Cash and cash
 equivalents at
 beginning of period....       161          2           --           2,172       --         2,335
                          --------      -----         -----       --------     -----     --------
Cash and cash
 equivalents at end of
 period.................  $     41      $ 267         $ --        $  8,496     $ --      $  8,804
                          ========      =====         =====       ========     =====     ========

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS
                       TWO MONTHS ENDED FEBRUARY 29, 1996
                                 (IN THOUSANDS)

                                             GUARANTORS
                                     ---------------------------
                                     SPINNEYBECK
                                     ENTERPRISES,     KNOLL         NON-
                         KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS   TOTAL
                         ----------- ------------ -------------- ---------- ------------ ---------
CASH PROVIDED BY (USED
 IN) OPERATING
 ACTIVITIES.............  $ (53,218)   $ 1,267        $ 651       $ 17,142   $ (19,881)  $ (54,039)
CASH FLOWS FROM
 INVESTING ACTIVITIES
Capital expenditures....     (2,022)       (28)         --            (246)        --       (2,296)
                          ---------    -------        -----       --------   ---------   ---------
Cash used in investing
 activities.............     (2,022)       (28)         --            (246)        --       (2,296)
CASH FLOWS FROM
 FINANCING ACTIVITIES
Repayment of short-term
 debt, net..............     (2,055)       --           --          (1,750)        --       (3,805)
Net receipts from
 (payments to) parent
 company................     57,635     (1,419)        (651)       (14,598)     19,881      60,848
                          ---------    -------        -----       --------   ---------   ---------
Cash provided by (used
 in) financing
 activities.............     55,580     (1,419)        (651)       (16,348)     19,881      57,043
Effect of exchange rate
 changes on cash and
 cash equivalents.......        --         --           --              58         --           58
                          ---------    -------        -----       --------   ---------   ---------
Increase (decrease) in
 cash and cash
 equivalents............        340       (180)         --             606         --          766
Cash and cash
 equivalents at
 beginning of period....       (182)       182          --           1,569         --        1,569
                          ---------    -------        -----       --------   ---------   ---------
Cash and cash
 equivalents at end of
 period.................  $     158    $     2        $ --        $  2,175   $     --    $   2,335
                          =========    =======        =====       ========   =========   =========

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                             GUARANTORS
                                     ---------------------------
                                     SPINNEYBECK
                                     ENTERPRISES,     KNOLL         NON-
                         KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                         ----------- ------------ -------------- ---------- ------------ --------
CASH PROVIDED BY (USED
 IN) OPERATING
 ACTIVITIES.............  $ 50,270     $ 6,203       $ (4,017)    $ (9,992)   $ 9,400    $ 51,864
CASH FLOWS FROM
 INVESTING ACTIVITIES
Capital expenditures....   (14,871)        --             --        (4,463)       --      (19,334)
Proceeds from sale of
 assets.................        42         --             --           274        --          316
Net receipts from
 (payments to) equity
 investments............      (186)        --             --           --         186         --
                          --------     -------       --------     --------    -------    --------
Cash provided by (used
 in) investing
 activities.............   (15,015)        --             --        (4,189)       186     (19,018)
CASH FLOWS FROM
 FINANCING ACTIVITIES
Repayment of short-term
 debt, net..............       --          --             --       (20,961)       --      (20,961)
Repayment of long-term
 debt...................    (6,646)        --             --        (2,267)       --       (8,913)
Net receipts from
 (payments to) parent
 company................   (28,791)     (6,021)         4,017       33,481     (9,586)     (6,900)
                          --------     -------       --------     --------    -------    --------
Cash provided by (used
 in) financing
 activities.............   (35,437)     (6,021)         4,017       10,253     (9,586)    (36,774)
Effect of exchange rate
 changes on cash and
 cash equivalents.......       --          --             --            13        --           13
                          --------     -------       --------     --------    -------    --------
Increase (decrease) in
 cash and cash
 equivalents............      (182)        182            --        (3,915)       --       (3,915)
Cash and cash
 equivalents at
 beginning of year......       --          --             --         5,484        --        5,484
                          --------     -------       --------     --------    -------    --------
Cash and cash
 equivalents at end of
 year...................  $   (182)    $   182       $    --      $  1,569    $   --     $  1,569
                          ========     =======       ========     ========    =======    ========

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                             GUARANTORS
                                     ---------------------------
                                     SPINNEYBECK
                                     ENTERPRISES,     KNOLL         NON-
                         KNOLL, INC.     INC.     OVERSEAS, INC. GUARANTORS ELIMINATIONS  TOTAL
                         ----------- ------------ -------------- ---------- ------------ --------
CASH PROVIDED BY (USED
 IN) OPERATING
 ACTIVITIES.............  $ 23,756     $   887       $(1,725)     $(30,368)   $ 3,666    $ (3,784)
CASH FLOWS FROM
 INVESTING ACTIVITIES
Capital expenditures....   (12,935)        (72)          --         (7,150)       --      (20,157)
Proceeds from sale of
 assets.................       189         --            --            143        --          332
Net receipts from
 (payments to) equity
 investments............    (1,429)        738        (1,488)          --       2,179         --
                          --------     -------       -------      --------    -------    --------
Cash provided by (used
 in) investing
 activities.............   (14,175)        666        (1,488)       (7,007)     2,179     (19,825)
CASH FLOWS FROM
 FINANCING ACTIVITIES
Repayment of short-term
 debt, net..............       --          --            --         (2,758)       --       (2,758)
Repayment of long-term
 debt...................      (263)        --            --         (2,490)       --       (2,753)
Net receipts from
 (payments to) parent
 company................   (11,080)     (1,553)        3,147        49,167     (5,845)     33,836
                          --------     -------       -------      --------    -------    --------
Cash provided by (used
 in) financing
 activities.............   (11,343)     (1,553)        3,147        43,919     (5,845)     28,325
Effect of exchange rate
 changes on cash and
 cash equivalents.......       --          --            --         (1,996)       --       (1,996)
                          --------     -------       -------      --------    -------    --------
Increase (decrease) in
 cash and cash
 equivalents............    (1,762)        --            (66)        4,548        --        2,720
Cash and cash
 equivalents at
 beginning of year......     1,762         --             66           936        --        2,764
                          --------     -------       -------      --------    -------    --------
Cash and cash
 equivalents at end of
 year...................  $    --      $   --        $   --       $  5,484    $   --     $  5,484
                          ========     =======       =======      ========    =======    ========

                                KNOLL, INC.

             CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                 (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                          PRO FORMA
                                               MARCH 31,  MARCH 31,  DECEMBER 31,
                                                 1997       1997         1996
                                               ---------  ---------  ------------
ASSETS
Current assets:
  Cash and cash equivalents................... $ 11,064   $ 11,064     $  8,804
  Customer receivables, net...................  105,478    105,478      111,166
  Inventories.................................   61,033     61,033       57,811
  Deferred income taxes.......................   19,010     19,010       17,474
  Prepaid and other current assets............    4,914      4,914        7,424
                                               --------   --------     --------
    Total current assets......................  201,499    201,499      202,679
Property, plant, and equipment at cost........  196,726    196,726      195,483
Accumulated depreciation......................  (25,826)   (25,826)     (19,265)
                                               --------   --------     --------
    Property, plant and equipment, net........  170,900    170,900      176,218
Intangible assets at cost.....................  293,206    293,206      293,753
Accumulated amortization......................   (8,873)    (8,873)      (6,813)
                                               --------   --------     --------
    Intangible assets, net....................  284,333    284,333      286,940
Other noncurrent assets.......................    5,302      5,302        9,875
                                               --------   --------     --------
    Total Assets.............................. $662,034   $662,034     $675,712
                                               ========   ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt........ $ 15,238   $ 15,238     $ 23,265
  Accounts payable............................   50,226     50,226       50,250
  Income taxes payable........................    4,292      4,292          388
  Other current liabilities...................   54,027     54,027       64,022
                                               --------   --------     --------
    Total current liabilities.................  123,783    123,783      137,925
Long-term debt................................  320,796    320,796      330,889
Postretirement benefits obligation............   16,193     16,193       15,873
Other noncurrent liabilities..................   13,888     13,888       13,221
Series A 12% Participating Convertible Stock
 to be redeemed; 800,000 shares; liquidation
 value at $100 per share......................      --      80,000          --
                                               --------   --------     --------
    Total liabilities.........................  474,660    554,660      497,908
                                               --------   --------     --------
Stockholders' equity:
  Preferred stock, $1.00 par value; authorized
   10,000,000 shares, issued and outstanding
   1,602,998 shares of Series A 12%
   Participating Convertible Preferred Stock
   (liquidation preference of $160,300).......    1,603        --         1,603
  Common stock, $0.01 par value; authorized
   100,000,000 shares; issued and outstanding
   7,291,308 shares actual and 34,732,227
   shares pro forma ..........................       73        347           73
  Additional paid-in-capital..................  160,147     81,476      160,147
  Unearned stock grant compensation...........   (1,381)    (1,381)      (1,387)
  Retained earnings...........................   28,474     28,474       16,836
  Cumulative foreign currency translation
   adjustment.................................   (1,542)    (1,542)         532
                                               --------   --------     --------
    Total stockholders' equity................  187,374    107,374      177,804
                                               --------   --------     --------
    Total Liabilities and Stockholders'
     Equity................................... $662,034   $662,034     $675,712
                                               ========   ========     ========

                          See accompanying notes.

                                KNOLL, INC.

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                (UNAUDITED)

                    (THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         THE KNOLL GROUP, INC.
                                                                                  THREE MONTHS ONE MONTH     (PREDECESSOR)
                                                                                     ENDED       ENDED     TWO MONTHS ENDED
                                                                                   MARCH 31,   MARCH 31,     FEBRUARY 29,
                                                                                      1997       1996            1996
                                                                                  ------------ --------- ---------------------
Sales............................................................................   $177,833    $48,080        $ 90,232
Cost of sales....................................................................    109,859     32,543          59,714
                                                                                    --------    -------        --------
Gross profit.....................................................................     67,974     15,537          30,518
Selling, general and administrative expenses.....................................     40,058     10,999          21,256
Westinghouse long-term incentive compensation....................................        --         --           47,900
Allocated corporate expenses.....................................................        --         --              921
                                                                                    --------    -------        --------
Operating income (loss)..........................................................     27,916      4,538         (39,559)
Interest expense.................................................................      7,742      3,602             340
Other expense, net...............................................................         74         49             296
                                                                                    --------    -------        --------
Income (loss) before income tax expense (benefit)................................     20,100        887         (40,195)
Income tax expense (benefit).....................................................      8,462        438         (16,107)
                                                                                    --------    -------        --------
Net income (loss)................................................................   $ 11,638    $   449        $(24,088)
                                                                                    --------    -------        --------
Earnings per share (see Note 4):
Pro forma net income per share of Common Stock...................................   $    .33    $   .01
--------------------------------------------------                                  ========    =======
Pro forma weighted average shares of Common Stock                                   ========    =======
 outstanding.....................................................................     35,030     35,030

                          See accompanying notes.

                                KNOLL, INC.

              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (UNAUDITED)

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         THE KNOLL GROUP, INC.
                                                                                 THREE MONTHS ONE MONTH      (PREDECESSOR)
                                                                                    ENDED       ENDED      TWO MONTHS ENDED
                                                                                  MARCH 31,   MARCH 31,      FEBRUARY 29,
                                                                                     1997       1996             1996
                                                                                 ------------ ---------  ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...............................................................   $ 11,638   $     449        $(24,088)
Noncash items included in income:
  Depreciation and amortization.................................................      8,693       2,903           4,317
  Other.........................................................................         81         --              --
Changes in assets and liabilities:
  Customer receivables..........................................................      4,693      (3,684)          8,798
  Inventories...................................................................     (3,845)      2,656             671
  Accounts payable..............................................................      1,053      (2,853)        (15,292)
  Current and deferred incomes taxes............................................      6,830         873         (16,627)
  Other current assets and liabilities..........................................     (9,686)      3,807          (4,907)
  Other noncurrent assets and liabilities.......................................      4,470        (330)         (6,911)
                                                                                   --------   ---------        --------
Cash provided by (used in) operating activities.................................     23,927       3,821         (54,039)
                                                                                   --------   ---------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of the Company from Westinghouse....................................        --     (579,801)
Purchases of property, plant and equipment......................................     (2,844)       (447)         (2,296)
Proceeds from sale of assets....................................................         33         --              --
                                                                                   --------   ---------        --------
Cash used in investing activities...............................................     (2,811)   (580,248)         (2,296)
                                                                                   --------   ---------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt....................................................        --          --           (3,805)
Proceeds from long-term debt....................................................      2,500     425,000             --
Repayment of long-term debt.....................................................    (20,500)        --              --
Issuance of stock...............................................................        --      160,000             --
Net receipts from (payments to) parent company..................................        --          --           60,848
                                                                                   --------   ---------        --------
Cash provided by (used in) financing activities.................................    (18,000)    585,000          57,043
                                                                                   --------   ---------        --------
Effect of exchange rate changes on cash and cash equivalents....................       (856)        379              58
                                                                                   --------   ---------        --------
Increase (decrease) in cash and cash equivalents................................      2,260       8,952             766
Cash and cash equivalents at beginning of period................................      8,804       2,335           1,569
                                                                                   ========   =========        ========
                                                                                   --------   ---------        --------
Cash and cash equivalents at end of period......................................   $ 11,064   $  11,287        $  2,335

                          See accompanying notes.

                               KNOLL, INC.

         NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              MARCH 31, 1997

                               (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying unaudited, condensed consolidated financial statements of Knoll, Inc. (the Company) and The Knoll Group, Inc. (the Predecessor) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation are reflected in the condensed consolidated financial statements. The condensed consolidated balance sheet as of December 31, 1996 and the condensed consolidated statement of operations and condensed consolidated statement of cash flows for the two months ended February 29, 1996 are derived from audited financial statements. The condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's annual report on Form 10-K for the year ended December 31, 1996. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year ending December 31, 1997.

2. ACQUISITION OF KNOLL

  On December 20, 1995, Westinghouse Electric Corporation (Westinghouse) entered into a Stock Purchase Agreement (the Agreement) with T.K.G. Acquisition Corp. (TKG), a subsidiary of Warburg, Pincus Ventures, L.P. Under the terms of the Agreement, TKG acquired all of the outstanding capital stock of The Knoll Group, Inc. and related entities on February 29, 1996 through its wholly owned subsidiary T.K.G. Acquisition Sub, Inc. Immediately following this transaction, T.K.G. Acquisition Sub, Inc. and The Knoll Group, Inc. merged with and into Knoll North America, Inc., the principal United States (U.S.) operating company of The Knoll Group, Inc. Knoll North America, Inc. changed its name to Knoll, Inc. at the time of the merger. On March 14, 1997, Knoll, Inc. merged with and into TKG. TKG then changed its name to Knoll, Inc.

3. PRO FORMA BALANCE SHEET

  The unaudited pro forma balance sheet at March 31, 1997 reflects the assumed redemption and conversion of the preferred stock for cash and shares of common stock that will occur upon consummation of the initial public offering.

4. SHARE AND PER SHARE AMOUNTS

  All numbers of shares of Common Stock and per share amounts have been adjusted to give retroactive effect to the 3.13943-for-1 stock split as discussed in Note 23 to the audited financial statements appearing elsewhere in this registration statement.

  Because of the significance of the redemption and conversion into Common Stock of the outstanding Series A Preferred Stock upon consummation of the initial public offering (IPO), historical net income (loss) per share is not presented herein. Pro forma net income per share amounts are based on the weighted average number of shares of Common Stock and Common Stock equivalents (employee stock options) outstanding during the period, after giving effect to the redemption and conversion into Common Stock of the Series A Preferred Stock assuming such redemption and conversion had occurred at the beginning of each period presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all Common Stock and options to purchase Common Stock issued at prices below the initial public offering price per share during the twelve month period immediately preceding the initial filing date of the Company's registration statement for the offerings have been included as outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price).

                               KNOLL, INC.

                              MARCH 31, 1997

                               (UNAUDITED)

5. CAPITAL STRUCTURE

  Prior to the effective date of the Company's initial public offering, the Certificate of Incorporation will be amended to increase the number of authorized shares of common stock from 24,000,000 to 100,000,000, increase the number of authorized shares of preferred stock from 3,000,000 to 10,000,000 and effect a 3.13943-for-1 split of common stock whereby each share of common stock will be exchanged for 3.13943 shares of common stock. The amendment to the Certificate of Incorporation will have no effect on the par value of the common or preferred stock. Fractional shares resulting from the common stock split will be settled in cash. This matter is subject to the stockholders' approval.

6. INVENTORIES

                                                          MARCH 31, DECEMBER 31,
                                                            1997        1996
                                                          --------- ------------
                                                              (IN THOUSANDS)
       Raw materials.....................................  $35,969    $34,147
       Work in process...................................    7,488      7,508
       Finished goods....................................   17,576     16,156
                                                           -------    -------
       Inventories.......................................  $61,033    $57,811
                                                           =======    =======

7. DIVIDENDS IN ARREARS

  Dividends on the Series A 12% Participating Convertible Preferred Stock (Series A Preferred Stock) are fully cumulative, accrue on a quarterly basis at a rate of $12 per annum and are payable only at the discretion of the Board of Directors. Upon conversion of Series A Preferred Stock to common stock, the holders lose their right to any dividends, including dividends in arrears. As of March 31, 1997 and December 31, 1996, the aggregate amount of cumulative dividends in arrears was $21.9 million and $16.6 million, respectively, and the per share amount was $13.66 and $10.36, respectively.

8. WESTINGHOUSE LONG-TERM INCENTIVE COMPENSATION

  Certain key executives of the Predecessor were participants in a long-term incentive compensation plan established by Westinghouse. The consummation of the acquisition of the Predecessor from Westinghouse triggered the payment of awards and established the amounts of payments due under the plan. Consequently, a charge to operations of $47.9 million was recognized for the two months ended February 29, 1996.

9. STOCK INCENTIVE PLANS

  On February 14, 1997, the Company established the Knoll, Inc. 1997 Stock Incentive Plan (the 1997 Stock Plan). Under the 1997 Stock Plan, awards denominated or payable in shares or options to purchase shares of the Company's common stock may be granted to officers and other key employees of the Company. A combined maximum of 1,255,772 shares or options to purchase shares may be granted under the 1997 Stock Plan. The 1997 Stock Plan provides for the issuance of discounted options as well as repricing of options. A Stock Plan Committee of the Company's Board of Directors has sole discretion concerning administration of the 1997 Stock Plan, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. The Board of Directors may amend or terminate the 1997 Stock Plan at its discretion at any time.

                               KNOLL, INC.

                              MARCH 31, 1997

                               (UNAUDITED)

  On March 7, 1997, the Company granted 753,456 options to purchase shares under the 1997 Plan in addition to granting the remaining 565,096 shares available under the Knoll, Inc. 1996 Stock Incentive Plan in the form of options. The exercise price of these options is $15.93 per share.

10. INITIAL PUBLIC OFFERING

  On April 30, 1997, the Company filed an amendment to its registration statement on Form S-1 with the Securities and Exchange Commission in anticipation of a possible public offering of common stock. In connection with the possible public offering, a portion of the Series A Preferred Stock will be redeemed. The remaining shares of Series A Preferred Stock will be converted into shares of common stock. The converted Series A Preferred Stock, along with the previously outstanding shares of common stock will undergo a 3.13943:1 stock split bringing the outstanding shares of common stock immediately prior to the public offering to 34,732,227. If the public offering is completed, the net proceeds, from the sale of 8,000,000 shares of common stock are estimated to be $152.7 million after deducting related expenses. The estimated net proceeds will be used (i) to redeem a portion of the Series A Preferred Stock for $80.0 million, (ii) to redeem an aggregate principal amount of $57.8 million of the Company's 10.875% senior subordinated notes for a total redemption price of $64.6 million, including a redemption premium of $5.7 million and accrued and unpaid interest thereon of $1.1 million and (iii) to the extent available, to repay $8.1 million of indebtedness under the Company's revolving loans and/or to fund general working capital needs or retire additional debt. The redemption premium of $5.7 million, along with the write-off of unamortized financing costs of $3.5 million associated with the redemption of the senior subordinated notes will result in an extraordinary loss, net of taxes, of $5.6 million.

                                  KNOLL, INC.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma consolidated income statements for the year ended December 31, 1996 and the three months ended March 31, 1996 give effect to the acquisition by merger (the "Acquisition") of the business and operations of The Knoll Group, Inc. and its subsidiaries in February 1996 by Knoll, Inc. (the "Company"), the borrowings under the Company's bank credit facilities (the "Credit Facilities") and the issuance of 10- 7/8% Senior Subordinated Notes (the "Notes") and the application of the net proceeds therefrom as though they had occurred as of the beginning of the year. The pro forma income statements have been further adjusted to reflect the sale of the Common Stock offered hereby, the application of the estimated net proceeds therefrom to repurchase a portion of the Notes and pay down a portion of the indebtedness outstanding under the Credit Facilities and the redemption and conversion into Common Stock of the outstanding Series A Preferred Stock as if such transactions had occurred on January 1, 1996.

  The Acquisition has been accounted for by the purchase method of accounting, and accordingly, the purchase price of $579.8 million (including estimated fees and expenses) has been allocated to the assets acquired and liabilities assumed based upon the estimated fair value at the date of Acquisition. The excess of such purchase price over the estimated fair values at the date of Acquisition has been recognized as goodwill, which is amortized over 40 years.

  The pro forma as adjusted income statement for the three months ended March 31, 1997 reflects the sale of the Common Stock offered hereby, the application of the estimated net proceeds therefrom to repurchase a portion of the Notes and pay down a portion of the indebtedness outstanding under the Credit Facilities and the redemption and conversion into Common Stock of the outstanding Series A Preferred Stock as if such transactions had occurred on January 1, 1997.

  The unaudited pro forma consolidated income statements do not purport to represent what the Company's results of operations actually would have been if the events described above had occurred as of the dates indicated or what results will be for any future periods. The unaudited pro forma financial information is based upon the assumptions that the Company believes are reasonable and should be read in conjunction with the Financial Statements and accompanying Notes thereto included elsewhere in this Prospectus.

                                  KNOLL, INC.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 1996

                                      HISTORICAL
                          -----------------------------------
                          THE KNOLL GROUP,
                                INC.
                            (PREDECESSOR)
                           2 MONTHS ENDED   TEN MONTHS ENDED                                   IPO        PRO FORMA
                          FEBRUARY 29, 1996 DECEMBER 31, 1996 ADJUSTMENTS    PRO FORMA     ADJUSTMENTS   AS ADJUSTED
                          ----------------- ----------------- -----------    ---------     -----------   -----------
                           (IN THOUSANDS)                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total sales.............      $ 90,232          $561,534                     $651,766           --        $651,766
Cost of sales...........        59,714           358,841       $    552 (a)
                                                                    801 (b)   419,908           --         419,908
                              --------          --------       --------      --------        ------       --------
Gross profit............        30,518           202,693         (1,353)      231,858           --         231,858
Selling, general and
 administrative
 expenses...............        21,256           131,349            369 (a)
                                                                    414 (b)   153,388           --         153,388
Westinghouse long-term
 incentive
 compensation...........        47,900               --         (47,900)(c)       --            --             --
Allocated corporate
 expenses...............           921               --            (921)(a)       --            --             --
                              --------          --------       --------      --------        ------       --------
Operating income
 (loss).................       (39,559)           71,344         46,685        78,470           --          78,470
Interest expense........           340            32,952          6,738 (d)    40,030        (7,300)(f)     32,730
Other income (expense),
 net....................          (296)              447            --            151           --             151
                              --------          --------       --------      --------        ------       --------
Income (loss) before
 income taxes and
 extraordinary item.....       (40,195)           38,839         39,947        38,591         7,300         45,891
Income tax expense
 (benefit)..............       (16,107)           16,844         16,111 (e)    16,848         2,891 (h)     19,739
                              --------          --------       --------      --------        ------       --------
Income (loss) before
 extraordinary item.....       (24,088)           21,995         23,836        21,743         4,409         26,152
Extraordinary loss on
 early extinguishment of
 debt, net of taxes.....           --              5,159         (5,159)(g)       --            --             --
                              --------          --------       --------      --------        ------       --------
Net income (loss).......      $(24,088)         $ 16,836       $ 28,995      $ 21,743 (g)    $4,409       $ 26,152 (g)
                              ========          ========       ========      ========        ======       ========
Pro forma income before
 extraordinary item per
 share of Common Stock..                        $    .63                     $    .62                     $    .61
Pro forma net income per
 share of Common Stock..                        $    .48                     $    .62 (g)                 $    .61 (g)
Pro forma weighted
 average shares of
 Common Stock
 outstanding(i).........                          35,030                       35,030                       43,030

                                  KNOLL, INC.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                     THREE MONTHS ENDED MARCH 31, 1997

                                       HISTORICAL
                                      THREE MONTHS
                                         ENDED
                                       MARCH 31,       IPO        PRO FORMA
                                          1997     ADJUSTMENTS   AS ADJUSTED
                                      ------------ -----------   -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE
                                                     DATA)
Total sales..........................   $177,833     $   --       $177,833
Cost of sales........................    109,859         --        109,859
                                        --------     -------      --------
Gross profit.........................     67,974         --         67,974
Selling, general and administrative
 expenses............................     40,058         --         40,058
                                        --------     -------      --------
Operating income (loss)..............     27,916         --         27,916
Interest expense.....................      7,742      (1,790)(f)     5,952
Other income (expense), net..........        (74)        --            (74)
                                        --------     -------      --------
Income before income taxes...........     20,100      (1,790)       21,890
Income tax expense (benefit).........      8,462         709 (h)     9,171
                                        --------     -------      --------
Net income (loss)....................   $ 11,638     $ 1,081      $ 12,719 (g)
                                        ========     =======      ========
Pro forma net income per share of
 Common Stock........................   $    .33                  $    .30 (g)
Pro forma weighted average shares of
 Common Stock outstanding(i).........     35,030                    43,030

                                KNOLL, INC.

             UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                     THREE MONTHS ENDED MARCH 31, 1996

                                     HISTORICAL
                          ---------------------------------
                          THE KNOLL GROUP,
                                INC.
                            (PREDECESSOR)
                           2 MONTHS ENDED   ONE MONTH ENDED                               IPO        PRO FORMA
                          FEBRUARY 29, 1996 MARCH 31, 1996  ADJUSTMENTS    PRO FORMA  ADJUSTMENTS   AS ADJUSTED
                          ----------------- --------------- -----------    ---------  -----------   -----------
                           (IN THOUSANDS)                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total sales.............      $ 90,232          $48,080                    $138,312     $  --        $138,312
Cost of sales...........        59,714           32,543      $    552 (a)                  --
                                                                  801 (b)    93,610                    93,610
                              --------          -------      --------      --------     ------       --------
Gross profit............        30,518           15,537        (1,353)       44,702        --          44,702
Selling, general and
 administrative
 expenses...............        21,256           10,999           369 (a)                  --
                                                                  414 (b)    33,038                    33,038
Westinghouse long-term
 incentive
 compensation...........        47,900              --        (47,900)(c)       --         --             --
Allocated corporate
 expenses...............           921              --           (921)(a)       --         --             --
                              --------          -------      --------      --------     ------       --------
Operating income
 (loss).................       (39,559)           4,538        46,685        11,664        --          11,664
Interest expense........           340            3,602         6,738 (d)    10,680     (1,825)(f)      8,855
Other income (expense),
 net....................          (296)             (49)          --           (345)       --            (345)
                              --------          -------      --------      --------     ------       --------
Income (loss) before
 income taxes...........       (40,195)             887        39,947           639      1,825          2,464
Income tax expense
 (benefit)..............       (16,107)             438        16,111 (e)       442        723 (h)      1,165
                              --------          -------      --------      --------     ------       --------
Net income (loss).......      $(24,088)         $   449      $ 23,836      $    197     $1,102       $  1,299 (g)
                              ========          =======      ========      ========     ======       ========
Pro forma income per
 share of Common Stock..                        $   .01                    $    .01                  $    .03 (g)
Pro forma weighted
 average shares of
 Common Stock
 outstanding(i).........                         35,030                      35,030                    43,030

            NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

  (a) Represents the reclassification of allocated corporate expenses from Westinghouse. The reclassified allocated corporate expenses approximate the replacement cost to the Company for services formerly provided by Westinghouse to the Predecessor, including (i) benefit expense related to the adoption of various independent benefit plans comparable to Westinghouse benefit plans and
(ii) the cost of services required to replace specific activities formerly provided by Westinghouse to the Predecessor, including audit, tax, general ledger, accounts receivable, human resources, legal, insurance and data communications.

  (b) Represents the increase in amortization and depreciation resulting from the Acquisition.

  (c) Represents the elimination of incentive compensation under Westinghouse's Long-Term Incentive Plans, which became payable, and for which the amounts payable were established, as a result of consummation of the Acquisition.

  (d) To reflect interest expense (and amortization of deferred financing fees) on a pro forma basis as if the Acquisition had been completed on January 1, 1996. Interest expense assumes a weighted average interest rate of 9.2%, which approximates the actual interest rate on the date of the Acquisition, on $424,125 in average outstanding borrowings and amortization of deferred financing charges. If interest rates changed 1/8%, the pro forma adjustment for interest costs would change by approximately $88.

  (e) Adjustment to reflect the assumed effective tax rate applied to the pro forma income.

  (f) To reflect interest expense (and amortization of deferred financing fees) on a pro forma basis as if the net proceeds from the offerings had been utilized to repurchase the Notes and pay down the Credit Facilities at the beginning of each period presented. Interest expense assumes 10.875% for the Notes which is the actual interest expense for all periods presented, 8.25% for the Credit Facilities for the year ended December 31, 1996 and the three months ended March 31, 1996 which approximates the actual interest expense for the ten month period ended December 31, 1996 and 6.5% for the Credit Facilities for the three months ended March 31, 1997 which approximates the actual interest expense for the three month period ended March 31, 1997.

  (g) The pro forma and the pro forma as adjusted income statement data presented for the year ended December 31, 1996 does not include the $5,159 extraordinary loss on early extinguishment of debt, net of taxes. In addition, the pro forma as adjusted income statement data for the year ended December 31, 1996, the three month period ended March 31, 1996 and the three month period ended March 31, 1997 does not include an anticipated extraordinary loss of $5,612, net of taxes associated with the redemption of a portion of the Notes in connection with the Offerings.

  (h) Income tax expense applied at the United States effective tax rate during the ten month period ended December 31, 1996 (39.6%), which approximates the actual effective tax rate for all periods presented.

  (i) All numbers of shares of Common Stock and per share amounts have been adjusted to give retroactive effective to the 3.13943-for-1 common stock split that will occur prior to the effective date of the Offerings. Because of the significance of the redemption and conversion into Common Stock of the outstanding Series A Preferred Stock upon consummation of the Offerings, historical net income (loss) per share is not presented herein. Pro forma and pro forma as adjusted net income per share are based on the weighted average number of shares of Common Stock and Common Stock equivalents (employee stock options) outstanding during the period, after giving effect to the redemption and conversion into Common Stock of the Series A Preferred Stock assuming such redemption and conversion had occurred at the beginning of each period presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all Common Stock and options to purchase Common Stock issued at prices below the initial public offering price per share during the twelve month period immediately preceding the initial filing date of the Company's registration statement for the Offerings have been included as outstanding for all periods presented (using the treasury stock method at the assumed initial public offering price).

Installations           The Company does not maufacture or sell computers,
                        computer hardware or telephone equipment.


[PHOTO]

Reff System

                                                [PHOTO]
                                                Morrison System





[PHOTO]
Morrison System

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 NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary .................................................................   3
Risk Factors.............................................................  11
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial Information...........................................  19
Management's Discussion and Analysis
 of Financial Condition and Results of Operations........................  22
Business.................................................................  31
Management...............................................................  45
Certain Transactions.....................................................  50
Principal and Selling Stockholders.......................................  53
Description of Capital Stock.............................................  54
Description of Certain Indebtedness......................................  55
Shares Eligible for Future Sale .........................................  58
Certain United States Federal Tax Considerations For Non-United States
 Holders.................................................................  59
Underwriting.............................................................  62
Legal Matters............................................................  64
Experts..................................................................  64
Additional Information...................................................  65
Index to Financial Statements............................................ F-1
Unaudited Pro Forma Financial Information................................ P-1

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                               8,000,000 SHARES

                                     KNOLL

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.
                          CREDIT SUISSE FIRST BOSTON
                             GOLDMAN, SACHS & CO.
                             MORGAN STANLEY & CO.
                                 INCORPORATED

                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED APRIL 30, 1997
PROSPECTUS
                                8,000,000 SHARES

                                      KNOLL

                                  COMMON STOCK

                                  -----------

  All of the 8,000,000 shares of Common Stock offered hereby are being sold by Knoll, Inc. ("Knoll" or the "Company"). Of the 8,000,000 shares of Common Stock offered hereby, 1,600,000 shares are being offered for sale initially outside the United States and Canada by the International Managers and 6,400,000 shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters in a concurrent offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $19.00 and $22.00 per share. For a discussion relating to factors to be considered in determining the initial public offering price, see "Underwriting." Investors purchasing shares of Common Stock in the Offerings will incur substantial and immediate dilution of $21.20 per share in pro forma net tangible book value of Common Stock, which exceeds the assumed initial public offering price of $20.50 per share (based on the midpoint of the estimated range of the initial public offering price). See "Risk Factors-- Dilution" and "Dilution."

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "KNL," subject to notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      PRICE TO     UNDERWRITING   PROCEEDS TO
                                       PUBLIC      DISCOUNT(1)     COMPANY(2)
-----------------------------------------------------------------------------
Per Share.......................       $              $              $
-----------------------------------------------------------------------------
Total(3)........................    $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and a certain selling stockholder (the "Selling Stockholder") have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at 1,500,000.
(3) The Company has granted the International Managers and the U.S.
    Underwriters options to purchase up to an additional 96,000 shares and 384,000 shares of Common Stock, respectively, and the Selling Stockholder has granted the International Managers and the U.S. Underwriters options to purchase up to an additional 144,000 shares and 576,000 shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount,
    Proceeds to Company and Proceeds to Selling Stockholder will be $   , $   ,
    $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York, on or about       , 1997.

                                  -----------
MERRILL LYNCH INTERNATIONAL
           CREDIT SUISSE FIRST BOSTON
                      GOLDMAN SACHS INTERNATIONAL
                                                      MORGAN STANLEY & CO.
                                                          INTERNATIONAL

                                  -----------

                  The date of this Prospectus is       , 1997.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                                 UNDERWRITING

  Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International and Morgan Stanley & Co. International Limited are acting as lead managers (the "Lead Managers") for each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholder and the International Managers, and concurrently with the sale of 6,400,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        INTERNATIONAL MANAGER                                           SHARES
        ---------------------                                          ---------
   Merrill Lynch International........................................
   Credit Suisse First Boston (Europe) Limited........................
   Goldman Sachs International........................................
   Morgan Stanley & Co. International Limited.........................
                                                                       ---------
        Total......................................................... 1,600,000
                                                                       =========

  The Company and the Selling Stockholder have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,600,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company, an aggregate of 6,400,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

  The Lead Managers have advised the Company and the Selling Stockholder that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $    per share of Common Stock. The International
Managers may allow, and such dealers may reallow, a discount not in excess of
$    per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company and the Selling Shareholder have granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 240,000 additional shares of 62

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise these options only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company and the Selling Stockholder have also granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 960,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

  At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares to be sold and offered hereby by the Company to certain dealers of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offerings will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

  The Company, the Company's executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholder and the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

  The Common Stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "KNL." In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

  The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company and the Selling Stockholder have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
  No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Stockholder or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

  The consolidated financial statements of Knoll, Inc. at December 31, 1996 and for the ten month period then ended and the consolidated financial statements of the Predecessor for the two month period ended February 29, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of The Knoll Group, Inc. as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 included appearing in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission under the Securities Act a Registration Statement on Form S-1 with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedule filed as a part thereof. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (Seven World Trade Center, New York, New York 10007) and Chicago (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661). Copies of such material can be obtained from the public reference section of the Commission at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

 IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOL-
LARS.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary .................................................................   3
Risk Factors.............................................................  11
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial Information...........................................  19
Management's Discussion and Analysis
 of Financial Condition and Results of Operations........................  22
Business.................................................................  31
Management...............................................................  45
Certain Transactions.....................................................  50
Principal and Selling Stockholders.......................................  53
Description of Capital Stock.............................................  54
Description of Certain Indebtedness......................................  55
Shares Eligible for Future Sale .........................................  58
Certain United States Federal Tax Considerations For Non-United States
 Holders.................................................................  56
Underwriting.............................................................  62
Legal Matters............................................................  65
Experts..................................................................  65
Additional Information...................................................  65
Index to Financial Statements............................................ F-1
Unaudited Pro Forma Financial Information................................ P-1

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                                8,000,000 SHARES

                                      KNOLL

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                          MERRILL LYNCH INTERNATIONAL
                           CREDIT SUISSE FIRST BOSTON
                          GOLDMAN SACHS INTERNATIONAL
                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                                       , 1997

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--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered which will be paid solely by the Company. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the NYSE listing fee:

                                                                       AMOUNT
                                                                     ----------
      SEC registration fee.......................................... $   61,334
      NASD filing fee...............................................     20,740
      NYSE listing fee..............................................    220,000
      Transfer agent and registrar fees and expenses................     10,000
      Printing and engraving expenses...............................    200,000
      Legal fees and expenses.......................................    500,000
      Accounting fees and expenses..................................    400,000
      Blue sky fees and expenses....................................      7,500
      Miscellaneous expenses........................................     80,426
                                                                     ----------
        Total....................................................... $1,500,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company, which is a Delaware corporation, is empowered by the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Certificate of Incorporation and By-Laws of the Company provide for indemnification of the directors and officers of such entities to the full extent permitted by the Delaware General Corporation Law.

  Article Seven of the Company's Certificate of Incorporation provides as follows:

  SEVENTH: 1. Indemnification. The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, incorporator, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of or in any other similar capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, shall not, of itself, create a presumption that the person had reasonable cause to believe that his conduct was unlawful.

  2. Payment of Expenses. Expenses (including attorneys' fees) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Corporation) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article SEVENTH.

  3. Nonexclusivity of Provision. The indemnification and other rights set forth in this Article SEVENTH shall not be exclusive of any provisions with respect thereto in the by-laws or any other contract or agreement between the Corporation and any officer, director, employee or agent of the Corporation.

  4. Effect of Repeal. Neither the amendment nor repeal of this Article SEVENTH, subparagraph 1, 2, or 3, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article SEVENTH, subparagraph 1, 2, or 3, shall eliminate or reduce the effect of this Article SEVENTH, subparagraphs 1, 2, and 3, in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to this Article SEVENTH, subparagraph 1, 2, or 3, if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

  5. Limitation on Liability. No director or officer shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (A) shall be liable under Section 174 of the General Corporation Law of the State of Delaware or any amendment thereto or successor provision thereto, or (B) shall be liable by reason that, in addition to any and all other requirements for liability, he:

  (i) shall have breached his duty of loyalty to the Corporation or its stockholders;

  (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith;

  (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

  (iv) shall have derived an improper personal benefit.

  If the General Corporation Law of the State of Delaware is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

  The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. In addition, the Company's employment agreements with Burton B. Staniar, John H. Lynch and Andrew B. Cogan provide that if during and after the term of such officers' employment the executive is made a party or compelled to participate in any action by reason of the fact that he is or was a director or officer of the Company, the executive will be indemnified by the Company to the fullest extent permitted by Delaware general corporation law or authorized by the Company's Certificate of Incorporation or Bylaws or resolutions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  On February 29, 1996 and October 21, 1996, Warburg, NationBanc and certain members of management purchased an aggregate of 3,147,278 shares of Common Stock and 1,602,998 shares of Series A Preferred Stock for an aggregate purchase price of $160.4 million. Such sales were made in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

  On February 29, 1996, in connection with the Acquisition, the Company sold $165 million aggregate principal amount of its Notes to NationsBanc Capital Markets, Inc. at a price of 96.75% of its face value. Such sale was made in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Rule 144A and Regulation D promulgated thereunder.

  On February 29, 1996 and August 20, 1996, certain members of management were granted a total of 4,144,030 shares of Common Stock, pursuant to the 1996 Stock Plan. These shares vest over periods determined at their date of grant. See "Management--Stock Incentive Plans." These grants were made in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act and Rule 701 promulgated thereunder.

  Options to purchase 565,096 shares of Common Stock were granted to certain employees of the Company on March 7, 1997 pursuant to the 1996 Stock Plan. These options vest over periods determined at their date of grant. See "Management--Stock Incentive Plans." Such grants were made in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act.

  Options to purchase 753,456 shares of Common Stock were granted to certain employees of the Company on March 7, 1997 pursuant to the 1997 Stock Plan. These options vest over periods determined at their date of grant. See "Management--Stock Incentive Plans." Such grants were made in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

     1.1  --Form of U.S. Underwriting Agreement.
     1.2  --Form of International Underwriting Agreement.
    *3.1  --Amended and Restated Certificate of Incorporation of the Company.
    *3.2  --Certificate of Ownership and Merger merging Knoll, Inc. with and into T.K.G. Acquisition Corp.
    *3.3  --Restated By-Laws of the Company.
   **4.1  --Specimen of the Company's Common Stock Certificate.
     5    --Form of Opinion of Willkie Farr & Gallagher.
 ***10.1  --Stock Purchase Agreement, dated as of December 20, 1995, by and between Westinghouse and TKG.
 ***10.2  --TKG 1996 Stock Incentive Plan.
 ***10.3  --Indenture, dated as of February 29, 1996, by and among the Company,
           T.K.G. Acquisition Corp., T.K.G. Acquisition Sub, Inc., The Knoll
           Group, Inc., Knoll North America, Inc., Spinneybeck Enterprises,
           Inc. and Knoll Overseas, Inc., as guarantors, and IBJ Schroder Bank
           & Trust Company, as trustee, relating to $165,000,000 principal amount of 10 7/8% Senior Subordinated Notes due 2006, including form of Initial Global Note.
 ***10.4  --Supplemental Indenture, dated as of February 29, 1996, by and among the Company, as successor to T.K.G. Acquisition Sub, Inc., the
           Guarantors (as defined therein), and IBJ Schroder Bank & Trust
           Company, as trustee, relating to $165,000,000 principal amount of 10
           7/8% Senior Subordinated Notes due 2006, including form of Initial
           Global Note.

     *10.5  --Supplemental Indenture No. 2, dated as of March 14, 1997, by and among the Company, the Guarantors (as defined therein), and IBJ
             Schroder Bank & Trust Company, as trustee, relating to
             $165,000,000 principal amount of 10 7/8% Senior Subordinated Notes due 2006, including form of Initial Global Note.
  ****10.6  --Amended and Restated Credit Agreement, dated as of December 17,
             1996, by and among the Company, T.K.G. Acquisition Corp., the
             Guarantors (as defined therein), NationsBank, N.A., The Chase
             Manhattan Bank and other lending institutions.
   ***10.7  --Security Agreement dated February 29, 1996, by and among T.K.G.
             Acquisition Sub, Inc., the Guarantors (as defined therein), Knoll
             North America, Inc., The Knoll Group, Inc., and NationsBank, N.A.
             and other lending institutions.
     *10.8  --Employment Agreement, dated as of February 29, 1996, between
             T.K.G. Acquisition Corp. and Burton B. Staniar.
     *10.9  --Employment Agreement, dated as of February 29, 1996, between
             T.K.G. Acquisition Corp. and John H. Lynch.
     *10.10 --Employment Agreement, dated as of February 29, 1996, between
             T.K.G. Acquisition Corp. and Andrew B. Cogan.
     *10.11 --Stockholders Agreement (Common Stock and Preferred Stock), dated as of February 29, 1996, among T.K.G. Acquisition Corp., Warburg,
             Pincus Ventures, L.P., and the signatories thereto.
     *10.12 --Form of Stockholders Agreement (Restricted Shares), dated as of
             February 29, 1996, among T.K.G. Acquisition Corp., Warburg, Pincus
             Ventures, L.P. and the signatories thereto.
     *10.13 --TKG 1997 Stock Incentive Plan.
     *10.14 --Consulting Agreement, dated as of December 1, 1996, between
             Wolfgang Bilstein and Knoll, Inc.
 *****10.15 --Form of Agreement, dated as of April 15, 1997, by and among the
             Company, Warburg, Pincus Ventures, L.P., NationsBanc Investment
             Corp. and the Investors (as defined therein).
      11    --Statement Re: Computation of Earnings Per Share.
     *21    --Subsidiaries of the Registrant.
      23.1  --Independent Accountants' Consent of Price Waterhouse LLP.
      23.2  --Independent Accountants' Consent of Ernst & Young LLP.
      23.3  --Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit 5).
      24    --Powers of Attorney (included on signature pages).
 *****27    --Financial Data Schedule.

--------

    * Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
   **To be filed by amendment.
  ***Filed as an exhibit to the Company's Form S-4 dated March 29, 1996.
 **** Filed as an exhibit to the Company's Annual Report on Form 10-K/A-1 for the year ended December 31, 1996.
*****Previously filed.

  (b) Financial Statement Schedules:

Schedule II--Valuation and Qualifying Accounts

  All other schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the option of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 30, 1997.

                                          KNOLL, INC.

                                               /s/ Burton B. Staniar
                                          -------------------------------------
                                          BY:
                                              BURTON B. STANIAR
                                          TITLE:

                                              CHAIRMAN OF THE BOARD

                               POWER OF ATTORNEY

  We, the undersigned directors and officers of Knoll, Inc., do hereby severally constitute and appoint Burton B. Staniar, John H. Lynch, Douglas J. Purdom and Patrick A. Milberger, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement on Form S-1, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments (including post-effective amendments and including any subsequent registration statement for the same offering which may be filed under Rule 462(b) pursuant to the Securities Act of 1933, as amended) hereto; and we do each hereby ratify and confirm all that said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


             SIGNATURES                        TITLE                 DATE

                                       Chairman of the
     /s/ Burton B. Staniar              Board                   April 30, 1997
-------------------------------------
          BURTON B. STANIAR

                  *                    President, Chief
-------------------------------------   Executive Officer       April 30, 1997
            JOHN H. LYNCH               and Director
                                        (Principal
                                        Executive Officer)

                  *                    Chief Financial
-------------------------------------   Officer (Principal      April 30, 1997
          DOUGLAS J. PURDOM             Financial Officer)

           SIGNATURES                        TITLE                DATE

                                        Controller
                  *                      (Principal             April 30, 1997
-------------------------------------    Accounting Officer)
           BARRY L. MCCABE

                  *                     Director
-------------------------------------                           April 30, 1997
           ANDREW B. COGAN

                  *                     Director
-------------------------------------                           April 30, 1997
          JEFFREY A. HARRIS

                                        Director
                                                                       , 1997
-------------------------------------
           SIDNEY LAPIDUS

                  *                     Director
-------------------------------------                           April 30, 1997
             KEWSONG LEE

                                        Director
               *                                                April 30, 1997
-------------------------------------
         JOHN L. VOGELSTEIN

     /s/ Burton B. Staniar
*By: ________________________________
          ATTORNEY-IN-FACT

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

            COLUMN A               COLUMN B   COLUMN C    COLUMN D    COLUMN E
            --------              ---------- ---------- ------------- --------
                                             ADDITIONS                BALANCE
                                  BALANCE AT CHARGED TO                AT END
                                  BEGINNING  COSTS AND                   OF
           DESCRIPTION            OF PERIOD   EXPENSES  DEDUCTIONS(1)  PERIOD
           -----------            ---------- ---------- ------------- --------
                                                 (IN THOUSANDS)
VALUATION ACCOUNTS DEDUCTED IN
 THE CONSOLIDATED BALANCE SHEET
 FROM THE ASSETS TO WHICH
 THEY APPLY:
TEN MONTHS ENDED DECEMBER 31,
 1996:
  Allowance for doubtful
   accounts......................   $5,838     $2,098      $2,223      $5,713
TWO MONTHS ENDED FEBRUARY 29,
 1996:
  Allowance for doubtful
   accounts......................    5,790        159         210       5,739
YEAR ENDED DECEMBER 31, 1995:
  Allowance for doubtful
   accounts......................    4,700      2,720       1,630       5,790
YEAR ENDED DECEMBER 31, 1994:
  Allowance for doubtful
   accounts......................    2,162      3,636       1,098       4,700

--------
(1) Uncollectible accounts written off.

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                             DESCRIPTION                            PAGE
  -------                           -----------                            ----
      1.1  --Form of U.S. Underwriting Agreement.
      1.2  --Form of International Underwriting Agreement.
     *3.1  --Amended and Restated Certificate of Incorporation of the
            Company.
     *3.2  --Certificate of Ownership and Merger merging Knoll, Inc.
            with and into T.K.G. Acquisition Corp.
     *3.3  --Restated By-Laws of the Company.
    **4.1  --Specimen of the Company's Common Stock Certificate.
      5    --Form of Opinion of Willkie Farr & Gallagher.
  ***10.1  --Stock Purchase Agreement, dated as of December 20, 1995, by and between Westinghouse and TKG.
  ***10.2  --TKG 1996 Stock Incentive Plan.
  ***10.3  --Indenture, dated as of February 29, 1996, by and among the
            Company, T.K.G. Acquisition Corp., T.K.G. Acquisition Sub,
            Inc., The Knoll Group, Inc., Knoll North America, Inc.,
            Spinneybeck Enterprises, Inc. and Knoll Overseas, Inc., as
            guarantors, and IBJ Schroder Bank & Trust Company, as
            trustee, relating to $165,000,000 principal amount of 10
            7/8% Senior Subordinated Notes due 2006, including form of
            Initial Global Note.
  ***10.4  --Supplemental Indenture, dated as of February 29, 1996, by and among the Company, as successor to T.K.G. Acquisition
            Sub, Inc., the Guarantors (as defined therein), and IBJ
            Schroder Bank & Trust Company, as trustee, relating to
            $165,000,000 principal amount of 10 7/8% Senior Subordinated
            Notes due 2006, including form of Initial Global Note.
    *10.5  --Supplemental Indenture No. 2, dated as of March 14, 1997, by and among the Company, the Guarantors (as defined
            therein), and IBJ Schroder Bank & Trust Company, as trustee, relating to $165,000,000 principal amount of 10 7/8% Senior
            Subordinated Notes due 2006, including form of Initial
            Global Note.
 ****10.6  --Amended and Restated Credit Agreement, dated as of December
            17, 1996, by and among the Company, T.K.G. Acquisition
            Corp., the Guarantors (as defined therein), NationsBank,
            N.A., The Chase Manhattan Bank and other lending
            institutions.
  ***10.7  --Security Agreement dated February 29, 1996, by and among
            T.K.G. Acquisition Sub, Inc., the Guarantors (as defined
            therein), Knoll North America, Inc., The Knoll Group, Inc., and NationsBank, N.A. and other lending institutions.
    *10.8  --Employment Agreement, dated as of February 29, 1996, between T.K.G. Acquisition Corp. and Burton B. Staniar.
    *10.9  --Employment Agreement, dated as of February 29, 1996, between T.K.G. Acquisition Corp. and John H. Lynch.
    *10.10 --Employment Agreement, dated as of February 29, 1996, between T.K.G. Acquisition Corp. and Andrew B. Cogan.
    *10.11 --Stockholders Agreement (Common Stock and Preferred Stock),
            dated as of February 29, 1996, among T.K.G. Acquisition
            Corp., Warburg, Pincus Ventures, L.P., and the signatories thereto.
    *10.12 --Form of Stockholders Agreement (Restricted Shares), dated as of February 29, 1996, among T.K.G. Acquisition Corp.,
            Warburg, Pincus Ventures, L.P. and the signatories thereto.
    *10.13 --TKG 1997 Stock Incentive Plan.
    *10.14 --Consulting Agreement, dated as of December 1, 1996, between
            Wolfgang Bilstein and Knoll, Inc.

  EXHIBIT
    NO.                             DESCRIPTION                           PAGE
  -------                           -----------                           ----
 *****10.15 --Form of Agreement, dated as of April 15, 1997, by and among the Company, Warburg, Pincus Ventures, L.P.,
             NationsBanc Investment Corp. and the Investors (as defined therein).
      11    --Statement Re: Computation of Earnings Per Share.
     *21    --Subsidiaries of the Registrant.
      23.1  --Independent Accountants' Consent of Price Waterhouse LLP.
      23.2  --Independent Accountants' Consent of Ernst & Young LLP.
      23.3  --Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit 5).
      24    --Powers of Attorney (included on signature pages).
 *****27    --Financial Data Schedule.

--------

   * Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

  ** To be filed by amendment.
 *** Filed as an exhibit to the Company's Form S-4 dated March 29, 1996. **** Filed as an exhibit to the Company's Annual Report on Form 10-K/A-1 for the year ended December 31, 1996.
***** Previously filed.